EXECUTE
INNOVATE
GROW

ANNUAL REPORT 2023

TEREX®



The Terex Way

The values and beliefs that guide our actions and behaviors

INTEGRITY

- We will not sacrifice integrity for profit.
- We are transparent in all of our business dealings.
- We are accountable to our team members, customers and shareholders for achieving our goals while protecting our reputation and assets.

IMPROVEMENT

- We continuously search for new and better ways of doing things, eliminating waste and always improving.
- We challenge the status quo and require stretch goals.
- We work in teams across boundaries.

COURAGE

- We have the personal and professional courage to do the right thing and take risks that may cause us to win as well as to fail periodically.
- We make decisions and take action.
- We don't admonish failure, only the failure to learn.

RESPECT

- We provide a safe and healthy work environment for our team members.
- We treat all people with dignity and respect.
- We value the differences in people's thinking, backgrounds and cultures.
- We are committed to team member development.

SERVANT LEADERSHIP

- We work to serve the needs of our customers, investors, and team members.
- We nurture a "chain of support" versus a "chain of command."
- We ask what we can do to help.

CITIZENSHIP

- We're good global, local, and national citizens.
- We are good stewards of the environment and the communities in which we serve.
- We participate in making the world we live in a better place.



FROM THE PRESIDENT & CEO

On the Path for Growth

Dear Shareholders,

I am pleased to address you in my first annual letter as CEO of Terex. Over the past years, the team's collective efforts have driven us to the strong position we currently hold, and I feel honored and privileged to lead the Company toward the promising future that lies ahead.

In recent years, Terex has undergone a remarkable transformation, which has improved our portfolio, enhanced our execution capabilities and increased our earnings power. Our success is the result of the dedication of our exceptional team, their steadfast commitment to the execution of our strategy, our principles of Zero Harm Safety and the Terex Way Values, which guide every aspect of our operations. Today, Terex has an excellent position in the industry, led by our well-known brands and technologies that are used in diverse, attractive end-markets. We now have a portfolio comprising market-leading businesses with double-digit operating margins.

KEY STRATEGIC PRIORITIES

As I embark on this journey as CEO, much of my initial months have been spent actively listening and learning from our teams, customers, and shareholders. We intend to build upon our existing strengths, while remaining focused on operational discipline and ensuring that efficiency remains a top priority.

Given the significant progress made during John Garrison's tenure as CEO in addressing operational priorities, I expect my attention to gradually shift towards accelerating growth. We have attractive opportunities for organic growth, supported by our strong return on invested capital. With our businesses currently operating within a $34 billion addressable market, we have substantial room for growth and are well-positioned to capitalize on megatrends and emerging technologies.

Further, we are also open to exploring inorganic opportunities that could broaden our market reach or enhance our portfolio. However, any such opportunities must meet stringent criteria: they must be actionable, financially viable, and contribute positively to shareholder value. We will rigorously evaluate these opportunities against alternatives such as dividends or share buybacks to determine the optimal path forward.

I am pleased to note that we possess considerable flexibility compared to our position three to five years ago. With ample liquidity, low net leverage, and high free cash flow generation, we are well-positioned to pursue opportunities that will drive sustainable, long-term value for our shareholders.

WE DELIVERED EXCELLENT 2023 FINANCIAL RESULTS...

Looking back on the achievements of the past year, I am happy to report significant progress across our strategic initiatives. In 2023, Terex delivered a 17% increase in sales, over 300 bps improvement in gross margins and a 75% increase in earnings per share. Additionally, our return on invested capital increased by 720 bps to 28.5%.

Our Materials Processing (MP) business has been a consistent growth driver for Terex, achieving double digit annual growth rates over the past seven years. In 2023, the segment delivered sales growth of 15% and an operating margin of 16.1%. The MP team continues to demonstrate its focus on innovation with the recent launch of Green-Tec, a new Terex brand offering a comprehensive range of vegetation management solutions.

Our Aerial Work Platforms (AWP) business also delivered impressive performance improvements in 2023 with 18% year-over-year sales growth and a 480 bps margin increase over the prior year. The ramp up of our new Monterrey, Mexico facility is on track and will further enhance our competitiveness and improve Genie's through-cycle performance.

Our free cash flow increased more than $200 million over the prior year to $366 million and we returned 28% to shareholders through share repurchases and dividends. We reduced our gross debt by $152 million and our net leverage of 0.4x is well below our target of 2.5x through the cycle. In total, we announced a 31% increase to our quarterly dividend reflecting our continued confidence in Terex's strong financial position and the growth opportunities ahead of us.





…AND ACHIEVED SIGNIFICANT MILESTONES ON OTHER FRONTS

Sustainability lies at the core of our business strategy, guiding our efforts towards innovation that supports safe work practices and eco-conscious solutions among our customers and end-users. I am delighted to share that for the second consecutive year, Terex has been honored by *Newsweek* as one of America's Most Responsible Companies, a testament to our unwavering commitment to sustainability. Additionally, Terex has been awarded a perfect score in our first-ever Human Rights Campaign Equality Index Review in recognition of the important work our teams are doing to ensure an inclusive work environment where every member feels safe, valued and supported.

We also published our 2023 Sustainability Report that highlights our major accomplishments of the year and features our sustainability strategy. We are committed to continuing the development of environmentally friendly products, with approximately 70% of MP and Genie offerings now available with electric and/or hybrid options. Additionally, one-third of our MP sales are derived from products utilized in waste/recycling and environmental applications. Our efforts to reduce environmental impact have yielded significant results since 2019, including an approximately 15% reduction in greenhouse gas (GHG) emissions intensity and a 9% reduction in energy intensity. Moreover, 10 of our production sites are powered by renewable energy sources.

INTRODUCTION OF EXCITING NEW PRODUCTS

We continue to bring exciting new products to the market, actively addressing our customers' evolving needs for enhanced productivity, reduced total cost of ownership, and a more sustainable environmental impact. In MP, we introduced Terex Recycling Systems (TRS), products and technologies tailored to provide stationary and modular options to meet the rising demand for efficient recycling solutions. Furthermore, our expansion in the environmental sector was bolstered by the introduction of new products such as the TBG 530T high-speed shredder and the Phoenix 2100T trommel screener. In 2023, we unveiled our all-electric mini-mixer, another example of our commitment to zero-emission technologies. We strengthened our position in India with the launch of the Franna pick and carry crane, while Terex Utilities introduced the innovative FlexPro option on our digger derricks, improving operator control. The Genie team also showcased the GTH-1256, our highest-capacity telehandler, at the ARA show, engineered to deliver superior productivity and cost efficiency.

POSITIVE INDUSTRY DYNAMICS

Our diverse portfolio is well-aligned with global trends, including much needed infrastructure investments, digitalization, recycling to assure responsible use of resources and electrification. With our globally renowned brands such as

Powerscreen, Finlay, Ecotec, CBI, Terex Recycling Systems, Genie and Terex Utilities, we are poised to leverage the growing investments in environmental/recycling solutions, grid modernization, infrastructure upgrades and safely working at height practices.

Looking ahead in 2024, we are observing favorable trends in our primary end-markets, particularly in North America, despite ongoing economic softness in Europe. The increasing investments by the U.S. government's infrastructure upgrade projects, climate initiatives and datacenter/broadband expansion, coupled with an increase in industrial projects, such as EV battery, semiconductor, and electrical grid upgrades are contributing to robust market conditions. These trends are very favorable for all our businesses. Adoption of our products is also growing in emerging markets such as India and we are excited to build on our strong historic presence in the country.

I am excited to start this new chapter for Terex, as the Company leverages the opportunities that lie ahead. On behalf of our Board of Directors and Executive Leadership Team, I extend my appreciation for your continued interest and support for Terex.

Simon Meester
President and Chief Executive Officer

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended December 31, 2023

or

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission file number 1-10702



TEREX CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	**34-1531521**
(State of Incorporation)	(IRS Employer Identification No.)
45 Glover Ave, 4th Floor Norwalk Connecticut	**06850**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(203) 222-7170**

_____

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock ($0.01 par value)	TEX	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: **NONE**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.   Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Act.   Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	**Accelerated filer** ☐	**Non-accelerated filer** ☐
Smaller reporting company ☐	**Emerging growth company** ☐	

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).   Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity stock held by non-affiliates of the registrant was approximately $3,927 million based on the last sale price on June 30, 2023.

Number of outstanding shares of common stock: 67.0 million as of February 6, 2024.

DOCUMENTS INCORPORATED BY REFERENCE:

Portions of the Terex Corporation Proxy Statement to be filed with the Securities and Exchange Commission within 120 days after the year covered by this Annual Report on Form 10-K with respect to the 2024 Annual Meeting of Stockholders are incorporated by reference into Part III hereof.

As used in this Annual Report on Form 10-K, unless otherwise indicated, Terex Corporation, together with its consolidated subsidiaries, is hereinafter referred to as "Terex," the "Registrant," "us," "we," "our" or the "Company." Unless specifically noted otherwise, this Annual Report generally speaks as of December 31, 2023.

Forward-Looking Information

Certain information in this Annual Report includes forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 (the "Exchange Act") and the Private Securities Litigation Reform Act of 1995) regarding future events or our future financial performance that involve certain contingencies and uncertainties, including those discussed below in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations – Contingencies and Uncertainties." In addition, when included in this Annual Report or in documents incorporated herein by reference, the words "may," "expects," "should," "intends," "anticipates," "believes," "plans," "projects," "estimates," "will" and the negatives thereof and analogous or similar expressions are intended to identify forward-looking statements. However, the absence of these words does not mean that the statement is not forward-looking. We have based these forward-looking statements on current expectations and projections about future events. These statements are not guarantees of future performance. Such statements are inherently subject to a variety of risks and uncertainties that could cause actual results to differ materially from those reflected in such forward-looking statements. Such risks and uncertainties, many of which are beyond our control, include, among others:

- our operations are subject to a number of potential risks that arise from operating a multinational business, including political and economic instability and compliance with changing regulatory environments;
- changes in the availability and price of certain materials and components, which may result in supply chain disruptions;
- consolidation within our customer base and suppliers;
- our business may suffer if our equipment fails to perform as expected;
- a material disruption to one of our significant facilities;
- our business is sensitive to general economic conditions, government spending priorities and the cyclical nature of markets we serve;
- our consolidated financial results are reported in U.S. dollars while certain assets and other reported items are denominated in the currencies of other countries, creating currency exchange and translation risk;
- our need to comply with restrictive covenants contained in our debt agreements;
- our ability to generate sufficient cash flow to service our debt obligations and operate our business;
- our ability to access the capital markets to raise funds and provide liquidity;
- the financial condition of customers and their continued access to capital;
- exposure from providing credit support for some of our customers;
- we may experience losses in excess of recorded reserves;
- our industry is highly competitive and subject to pricing pressure;
- our ability to integrate acquired businesses;
- our ability to successfully implement our strategy and the actual results derived from such strategy;
- increased cybersecurity threats and more sophisticated computer crime;
- increased regulatory focus on privacy and data security issues and expanding laws;
- our ability to attract, develop, engage and retain team members;
- possible work stoppages and other labor matters;
- litigation, product liability claims and other liabilities;
- changes in import/export regulatory regimes, imposition of tariffs, escalation of global trade conflicts and unfairly traded imports, particularly from China, could continue to negatively impact our business;
- compliance with environmental regulations could be costly and failure to meet sustainability expectations or standards or achieve our sustainability goals could adversely impact our business;
- our compliance with the United States ("U.S.") Foreign Corrupt Practices Act and similar worldwide anti-corruption laws;
- our ability to comply with an injunction and related obligations imposed by the U.S. Securities and Exchange Commission ("SEC"); and
- other factors.

Actual events or our actual future results may differ materially from any forward-looking statement due to these and other risks, uncertainties and material factors. The forward-looking statements contained herein speak only as of the date of this Annual Report and the forward-looking statements contained in documents incorporated herein by reference speak only as of the date of the respective documents. We expressly disclaim any obligation or undertaking to release publicly any updates or revisions to any forward-looking statement contained or incorporated by reference in this Annual Report to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

TEREX CORPORATION AND SUBSIDIARIES
Index to Annual Report on Form 10-K
For the Year Ended December 31, 2023

PART I

ITEM 1.   BUSINESS

GENERAL

Our Company was incorporated in Delaware in October 1986 as Terex U.S.A., Inc. Since that time, we have changed significantly, and much of this change has been historically accomplished through acquisitions and managing our portfolio of companies by divestiture of non-core businesses and products. Today, Terex is a global manufacturer of materials processing machinery and aerial work platforms. We design, build and support products used in maintenance, manufacturing, energy, recycling, minerals and materials management, and construction applications. Certain Terex products and solutions enable customers to reduce their impact on the environment including electric and hybrid offerings that deliver quiet and emission-free performance, products that support renewable energy, and products that aid in the recovery of useful materials from various types of waste. Our products are manufactured in North America, Europe, Australia and Asia and sold worldwide. We engage with customers through all stages of the product life cycle, from initial specification to parts and service support.

We report our business in the following segments: (i) Materials Processing ("MP") and (ii) Aerial Work Platforms ("AWP").

Further information about our industry and reportable segments appears in Part II, Item 7. – "Management's Discussion and Analysis of Financial Condition and Results of Operations" and Note B – "Business Segment Information" in the Notes to Consolidated Financial Statements.

MATERIALS PROCESSING

Our MP segment designs, manufactures, services and markets materials processing and specialty equipment, including crushers, washing systems, screens, trommels, apron feeders, material handlers, pick and carry cranes, rough terrain cranes, tower cranes, wood processing, biomass and recycling equipment, concrete mixer trucks and concrete pavers, conveyors, and their related components and replacement parts. Customers use these products in construction, infrastructure and recycling projects, in various quarrying and mining applications, as well as in landscaping and biomass production industries, material handling applications, maintenance applications to lift equipment or material, moving materials and equipment on rugged or uneven terrain, lifting construction material and placing material at point of use. We market our MP products principally under the following brand names and business lines: Terex®, Powerscreen®, Fuchs®, EvoQuip®, Canica®, Cedarapids®, CBI®, Simplicity®, Franna®, Terex Ecotec®, Finlay®, ProAll®, ZenRobotics®, Terex Washing Systems, Terex MPS, Terex Jaques®, Terex Advance®, ProStack®, Terex Bid-Well®, MDS™ , MARCO® and Terex Recycling Systems.

MP has the following significant manufacturing operations:

- Mobile crushers are manufactured in Omagh, Northern Ireland;
- Mobile screens, washing systems and recycling systems are manufactured in Dungannon, Northern Ireland;
- Mobile crushers, mobile screens, base crushers, base screens, modular and wheeled crushing and screening plants, track conveyors, washing systems, rough terrain cranes and pick and carry cranes are manufactured in Hosur, India;
- Mobile and static crushing and screening equipment and base crushers are manufactured in Oklahoma City, Oklahoma;
- Static crushers, screens and telescopic conveyors are manufactured in Subang Jaya, Malaysia;
- Crushing and screening equipment is manufactured in Durand, Michigan;
- Mobile crushers and crushing chambers are manufactured in Coalville, England;
- Wood processing, biomass and recycling equipment systems, mobile screens and tracked conveyors are manufactured in Campsie, Northern Ireland;
- Fabrications, sub-assemblies and steel kits are manufactured in Ballymoney and Cookstown, Northern Ireland;
- Wood processing, biomass and recycling equipment systems are manufactured in Newton, New Hampshire;
- Material handlers are manufactured in Bad Schönborn, Germany and Changzhou, China;
- Concrete pavers are manufactured in Canton, South Dakota;
- Front discharge concrete mixer trucks are manufactured in Fort Wayne, Indiana;
- Volumetric concrete mixers are manufactured in Olds, Alberta, Canada;
- Pick and carry cranes are manufactured in Brisbane, Australia;
- Rough terrain cranes are manufactured in Crespellano, Italy;
- Tower cranes are manufactured in Fontanafredda, Italy;
- Mobile crushers and mobile screens are manufactured in Jiading, China;
- Mobile and static trommel screens are manufactured in Monaghan, Ireland; and
- Bulk material handling conveyors are manufactured in Mount Vernon, Missouri.

We have North American distribution centers in Louisville, Kentucky and Southaven, Mississippi and service centers in Australia, Thailand, Turkey and Malaysia.

AERIAL WORK PLATFORMS

Our AWP segment designs, manufactures, services and markets aerial work platform equipment, utility equipment and telehandlers. Products include portable material lifts, portable aerial work platforms, trailer-mounted articulating booms, self-propelled articulating and telescopic booms, scissor lifts, utility equipment (including digger derricks and insulated aerial devices) and telehandlers, as well as their related components and replacement parts. Aerial work platform equipment positions workers and materials easily and quickly to elevated work areas, enhancing safety and productivity at height. Customers use these products to construct and maintain industrial, commercial, institutional and residential buildings and facilities, for construction and maintenance of transmission and distribution lines, tree trimming, certain construction and foundation drilling applications, and for other commercial operations, as well as in a wide range of infrastructure projects. We market aerial work platform products principally under the Terex® and Genie® brand names.

AWP has the following significant manufacturing operations:

- Aerial work platform equipment is manufactured in Redmond and Moses Lake, Washington, Umbertide, Italy, Changzhou, China and Monterrey, Mexico;
- Utility products are manufactured in Watertown and Huron, South Dakota and Changzhou, China; and
- Telehandlers are manufactured in Umbertide, Italy and Monterrey, Mexico.

We have a parts and logistics center located in North Bend, Washington for our AWP products. Additionally, a portion of our aerial and utility products parts business is conducted at a shared Terex facility in Southaven, Mississippi. Our European, Asian Pacific and Latin American parts and logistics operations are conducted through a combination of outsourced facilities and Terex managed operations.

We also provide service and support for aerial and utility products in the U.S. through a network of service branches and field service operations.

OTHER

We may assist customers in their rental, leasing and acquisition of our products through Terex Financial Services ("TFS"). TFS uses its equipment financing experience to facilitate financial products and services to assist customers in the acquisition of our equipment. On a global basis, TFS facilitates financing transactions directly between (i) end-user customers, distributors and rental companies and (ii) third-party financial institutions, providing recourse in certain circumstances. Most of the transactions are fixed and floating rate loans; however, TFS also facilitates sales-type leases, operating leases and rentals. In addition, wholesale financing may be arranged between dealers and distributors who sell our equipment and financial institutions with which TFS has established relationships.

TFS monitors directly or uses third-party appraisal companies to provide a basis to project future values of Terex used equipment in the secondary market sales channels. These secondary market sales channels may also be used for re-marketing any equipment which is returned at end of lease, or is repossessed in the case of a customer default. If equipment is received, TFS uses the resale channel which maximizes proceeds and/or mitigates risk for Terex and our funding partners.

BUSINESS STRATEGY

Terex is a manufacturer of specialized capital equipment and related services. Our goal is to design, manufacture and market equipment and services that provide superior life-cycle return on invested capital to our customers ("Customer ROIC"). Customer ROIC is a key focus of our organization and is central to our ability to generate returns for investors.

We operate our Company based on our value system, "The Terex Way", which shapes the culture of our Company and reflects our collective commitment to and understanding of what it means to be a part of Terex. The Terex Way is based on six key values:

- Integrity: We do not sacrifice integrity for profit. We are transparent in all our business dealings. We are accountable to our team members, customers and stockholders for achieving our goals while protecting our reputation and assets.
- Respect: We provide a safe and healthy environment for our team members. We treat all people with dignity and respect. We value the differences in people's thinking, backgrounds and cultures. We are committed to team member development.
- Improvement: We continuously search for new and better ways of doing things, eliminating waste and continually improving. We challenge the status quo and require stretch goals. We work in teams across boundaries to achieve common goals.
- Servant Leadership: We work to serve the needs of our customers, investors and team members. We nurture a culture of "chain of support" versus "chain of command." We ask what we can do to help.
- Courage: We have the personal and professional courage to do the right thing and take risks that may cause us to win as well as to fail periodically. We make decisions and take action. We do not admonish failure, only failure to learn.
- Citizenship: We are good global, local and national citizens and good stewards of the environment and the communities where we live. We participate in making the world we live in a better place.

The Terex Way continues to guide us on how we conduct business with our stakeholders: team members, customers, stockholders, suppliers, our communities and many others. It drives our unwavering focus on Zero Harm Safety, strong governance, Diversity, Equity & Inclusion ("DEI"), responsible environmental stewardship and sustainability, and support for the communities where we live and work.

Each business in our Company is unique, but all businesses are managed to a common set of expectations in three broad thematic areas, as defined by our "Execute, Innovate, Grow" operating framework.

The "Execute" theme involves expectations related to core operating processes and accountabilities. We expect our businesses to deploy processes that meet local needs while delivering a level of performance and predictability that is consistent with effective operations. These expectations are fulfilled differently by the various Terex businesses, but the core principles are the same. For example, our Genie business is managed to a defined set of processes that we call the Genie Operating System. Our Materials Processing segment is managed to a similar set of processes that we call the MP Operating System. Both are key to delivering excellence across all functions within our operations. We feel that managing this way is key to appropriately balancing consistency and autonomy in our Company. Process discipline is important to efficient operation, but local control is important to the effectiveness with which business processes are implemented.

The "Innovate" theme focuses on purposeful development of step-change improvements in Terex offerings and in the efficiency with which these offerings are executed and supported. Innovation at Terex means doing things significantly better tomorrow than they have been done in the past by harnessing new thinking and applying technology in new and creative ways. Digitalization plays an important role in many of the innovations we pursue, but there are other aspects of this strategy that involve non-digital changes to the design of our products and improved ways of doing things. For example, we provide product solutions to help our customers achieve sustainability goals including electric and/or hybrid options.

The "Grow" theme is the outcome of doing "Execute" and "Innovate" well. We will successfully and profitably grow when we operate efficiently, apply new thinking in creating value for customers and take on new challenges through business investments (i.e. new category and geographic development). We also see a role for further growth via inorganic investments. Over the past three years, we have completed multiple transactions, adding scope and depth to our Company through acquisitions of new facilities and businesses and investments in companies. We continue to build and actively pursue our inorganic investment pipeline, with an eye towards adding new dimensions to the Company portfolio and applying our skills as a manager of specialized machinery businesses in new and complementary domains.

Our Disciplined Capital Allocation approach remains an important part of our overall strategy, including maintenance of an optimal capital structure (of approximately 2.5 average net debt to EBITDA over the cycle), growth investments, restructuring investments and efficient return of capital to stockholders via dividends and share repurchases.

Successful pursuit of the "Execute, Innovate, Grow" strategy will shape the direction of our Company over the coming years. Terex is a diverse company that works collaboratively to deliver business performance efficiently and effectively. We balance the independence of our businesses with the benefits of total Company scale, which is central to how we manage our Company.

PRODUCTS

MATERIALS PROCESSING

MATERIALS PROCESSING EQUIPMENT. Materials processing equipment is used in processing aggregate materials for building applications and is also used in the quarrying, mining, construction, demolition, recycling, landscaping and biomass production industries. Our materials processing equipment includes crushers, screens, trommels and feeders, washing systems and conveyors as well as wood and biomass chippers and grinders.

We manufacture a range of jaw, impactor (both horizontal and vertical shaft) and cone crushers, as well as base crushers for integration within mobile, modular and static plants.

- Jaw crushers are used for crushing larger rock, primarily at the quarry face or on recycling duties. Applications include hard rock, sand and gravel and recycled materials. Cone crushers are used in secondary and tertiary applications to reduce a number of materials, including quarry rock and riverbed gravel.
- Horizontal shaft impactors are primary and secondary crushers. They are typically applied to reduce soft to medium hard materials, as well as recycled materials. Vertical shaft impactors are secondary and tertiary crushers that reduce material utilizing various rotor configurations and are highly adaptable to any application.

Our screening and feeder equipment includes:

- Heavy duty inclined and horizontal screens and feeders, which are used in low to high tonnage applications and are available as either stationary or heavy-duty mobile equipment. Screens are used in all phases of plant design from handling quarried material to fine screening. Dry screening is used to process materials such as sand, gravel, quarry rock, coal, ore, construction and demolition waste, soil, compost and wood chips.
- Feeders are used to unload materials from hoppers and bulk material storage at controlled rates. They are available for applications ranging from primary feed hoppers to fine material bin unloading. Our range includes apron feeders, grizzly feeders and pan feeders.

Washing system products include mobile and static wash plants incorporating separation, washing, scrubbing, dewatering and stockpiling. We manufacture mobile and stationary rinsing screens, scrubbing systems, sand screw dewaterers, bucket-wheel dewaterers, water management systems, hydrocyclone plants for efficient silt extraction and a range of stockpiling conveyors. Washing systems operate in the aggregates, recycling, mining and industrial sands segments.

Wood processing, biomass and recycling equipment includes shredders, grinders, trommels, chippers and specialty systems. This equipment is used in, among other things, recycling, wood energy, green waste/construction, demolition recycling industries and pulp and paper. Robotic waste sorting equipment consists of smart robots, powered by AI software, designed to pick, sort and recycle waste.

We manufacture a range of conveyors which include tracked and wheeled mobile conveyors. Conveyors are mechanical machines used to transport and stockpile materials such as aggregates and minerals after processing.

SPECIALTY EQUIPMENT. We manufacture material handlers, cranes, concrete mixer trucks, volumetric concrete mixers, concrete pavers and robotics waste sorting equipment.

- Material handlers are designed for handling logs, scrap, recycling and other bulky materials with clamshell, magnet or grapple attachments.
- Pick and carry cranes are designed for a wide variety of applications, including use at mine sites, large fabrication yards, building and construction sites and in machinery maintenance and installation. They combine high road speed with all-terrain capability.
- Rough terrain cranes move materials and equipment on rugged or uneven terrain and are often located on a single construction or work site for long periods. Rough terrain cranes cannot be driven on highways (other than in Italy) and accordingly must be transported by truck to the work site.
- Tower cranes are often used in urban areas where space is constrained and in long-term or high-rise building sites. Tower cranes lift construction material and place the material at the point of use. We produce self-erecting, hammerhead, flat top and luffing jib tower cranes.
- Concrete mixer trucks are machines with a large revolving drum in which cement is mixed with other materials to make concrete. We offer models with custom chassis with configurations from three to seven axles.
- Volumetric concrete mixers provide make-to-order, mobile concrete delivery that eliminate concerns over delivery time between a concrete plant and a job site by delivering ingredients that are mixed locally and to the exact specifications of each job.
- Our concrete pavers are used to finish bridges, canals, concrete streets, highways and airport surfaces.

AERIAL WORK PLATFORMS

AERIAL WORK PLATFORMS. Aerial work platform equipment positions workers and materials easily and quickly to elevated work areas, enhancing safety and productivity at height. These products have been developed as alternatives to scaffolding and ladders. We offer a variety of aerial lifts that are categorized into six product families: portable material lifts; portable aerial work platforms; trailer-mounted articulating booms; self-propelled articulating and self-propelled telescopic booms; and scissor lifts.

- Portable material lifts are used primarily indoors in the construction, industrial and theatrical markets.
- Portable aerial work platforms are used primarily indoors in a variety of markets to perform overhead maintenance.
- Trailer-mounted articulating booms are used both indoors and outdoors. They provide versatile reach, and they have the ability to be towed between job sites.
- Self-propelled articulating booms are primarily used in construction and industrial applications, both indoors and outdoors. They feature lifting versatility with up, out and over position capabilities to access difficult to reach overhead areas.
- Self-propelled telescopic booms are used outdoors in commercial, industrial and institutional construction, as well as highway and bridge maintenance projects.
- Scissor lifts are used in indoor and outdoor applications in a variety of construction, industrial, institutional and commercial settings.

UTILITY EQUIPMENT. Our utility products include digger derricks and insulated aerial devices. These products are used by electric utilities, tree care companies, telecommunications and cable companies, and the related construction industries, as well as by government organizations.

- Digger derricks are insulated products used to dig holes, hoist and set utility poles, as well as lift transformers and other materials at job sites near energized power lines.
- Insulated aerial devices are used to elevate workers and material to work areas at the top of utility poles near energized transmission and distribution lines and for trimming trees near energized electrical lines, as well as for miscellaneous purposes such as sign maintenance.
- Self-propelled articulating insulated booms are used for substation work and other applications where electrical hazards exist but use of a bucket truck is prohibitive.

TELEHANDLERS. Telehandlers are used to move and place materials on residential and commercial construction sites and in the energy and infrastructure industries.

SERVICES. We offer a range of services for aerial and utility products consisting of inspections, preventative maintenance, general repairs, reconditioning, refurbishment, modernization and spare parts, as well as consultancy and training services. Our services are provided on our own products and on third-party products and related equipment.

BACKLOG

Our backlog as of December 31, 2023 and 2022 was as follows (in millions):

	December 31,			
	2023		**2022**	
MP	$	767.5	$	1,174.3
AWP		2,643.6		2,896.6
Total	$	3,411.1	$	4,070.9

We define backlog as firm orders that are expected to be filled, including orders that are expected to be filled beyond one year, although there can be no assurance that all such backlog orders will be filled. Our backlog orders represent primarily new equipment orders. Parts orders are generally filled on an as ordered basis.

Our management views backlog as one of many indicators of the performance of our business. Because many variables can cause changes in backlog and these changes may or may not be of any significance, we consequently view backlog as an important, but not necessarily determinative, indicator of future results.

Our overall backlog amounts at December 31, 2023 decreased $659.8 million from our backlog amounts at December 31, 2022, driven by improved customer deliveries. Backlog is still significantly above historical levels.

MP segment backlog at December 31, 2023 decreased approximately 35% from our backlog amounts at December 31, 2022. The decrease from 2022 was driven primarily by improved customer deliveries and lower bookings across our MP businesses as lead times decrease and MP backlog begins returning to historical levels.

AWP segment backlog at December 31, 2023 decreased approximately 9% from our backlog amounts at December 31, 2022. The decrease from 2022 was primarily driven by improved customer deliveries while bookings remain strong, primarily in North America.

DISTRIBUTION

MATERIALS PROCESSING

We distribute our MP products to customers through several channels including a global network of independent distributors, direct sales and rental companies.

AERIAL WORK PLATFORMS

Our aerial work platform and telehandler products are distributed principally through a global network of rental companies and independent distributors. We employ sales representatives who service these channel partners from offices located throughout the world.

Our utility products are distributed to the utility and municipal markets and contractors in North America principally through a network of rental companies, independent distributors and a direct sales model. Outside of North America, independent distributors sell our utility equipment directly to customers.

RESEARCH, DEVELOPMENT AND ENGINEERING

We maintain engineering staff at our manufacturing locations to conduct research, development and engineering for site-specific products. We have also established competency centers that support entire segments from single locations in certain fields such as control systems. Our businesses assess global trends to understand future needs of our customers and help us decide which technologies to implement in future development projects. In addition, our engineering center in India supports our engineering teams worldwide through new product design, existing product design improvement and development of products for local markets. Continually monitoring our materials, manufacturing and engineering costs is essential to identifying possible savings, enabling us to leverage those savings to improve our competitiveness and our Customer ROIC. Our research, development and engineering expenses are primarily incurred to develop (i) additional applications and extensions of our existing product lines to meet customer needs, and take advantage of growth opportunities, and (ii) customer responsive enhancements and continuous cost improvements of existing products.

Our engineering focus mirrors the business priorities of delivering customer responsive solutions, growing in developing markets, complying with evolving regulatory standards in our global markets and applying our lean manufacturing principles by standardizing products, rationalizing components and strategically aligning with select global suppliers. Our engineering teams in China and India represent our commitment to engineering products for developing markets. They take equipment technology from the developed markets and translate it to appropriate technology for developing markets using the experience and cultural understanding of engineering teams native to those markets.

With the increased global awareness and customer demand for products that are not powered by carbon-based fuels, we continue to develop and incorporate alternative power solutions within our different product lines. Across our product range depending on product and application, various solutions are being deployed including battery-electric, fuel-electric hybrid and plug-in hybrids. In parallel to this, we continue to research and evaluate alternative lower and no-carbon energy alternatives, including partnering with technology companies and universities, that may become viable solutions for our products in the future. Approximately 70% of MP and Genie products offer electric and/or hybrid options.

Product innovation has become a core element of our growth strategy. We have re-invigorated and increased our emphasis on creating new models and meeting the demands of our customers. Robust product development pipelines are in place, which we expect will continue to bring new, differentiated products to the market in the years ahead. We have also focused on producing more cost-effective product solutions across product families, as well as increasing commonalities of components to ease manufacturing processes.

We will continue our commitment to appropriate levels of research, development and engineering spending in order to meet our customer needs, uphold competitive functionality of our products and maintain regulatory compliance in all the markets we serve.

MATERIALS

Information regarding principal materials, components and commodities and any risks associated with these items are included in Part II, Item 7A. – "Quantitative and Qualitative Disclosures about Market Risk – Commodities Risk."

COMPETITION

We face a competitive global manufacturing market for all of our products. We compete with other manufacturers based on many factors, particularly price, performance and product reliability. We generally operate under a best value strategy, where we attempt to offer our customers products designed to improve Customer ROIC through our quality by design process. However, in some instances, customers may prefer the pricing, performance or reliability aspects of a competitor's product despite our product pricing or performance. We do not have a single competitor across our business segments. The following table shows the primary competitors, in alphabetical order, for our products in the following categories:

BUSINESS SEGMENT	PRODUCTS	PRIMARY COMPETITORS
Materials Processing	Crushing & Screening Equipment	Astec Industries, Deere (Kleeman), Keestrack, Metso, Portafill, Rubble Master and Sandvik
	Washing Systems	Azfab, CDE Global, Matec, McLanahan, Metso, Phoenix Process Equipment, Superior and Weir/Trio
	Wood Processing, Biomass, Recycling Equipment and Trommels	Astec Industries, Bandit, Doppstadt, Eggersmann, Jenz, Komptech, Morbark and Vermeer
	Conveyors	Astec/Telestack, Deere (Kleeman), Edge, Metso/McCloskey, Puzzulona Thor, Superior and Weir/Trio
	Material Handlers	Atlas, Caterpillar, Liebherr and Sennebogen
	Concrete Pavers	Allen Engineering, Gomaco, Guntert & Zimmerman and Power Curbers
	Concrete Mixer Trucks	Beck Industrial, Con-Tech, Continental Mixer, McNeilus and Oshkosh
	Volumetric Concrete Mixers	Bay-lynx, Cemen Tech, Holcombe and Zimmerman
	Pick and Carry Cranes	Ace, Escorts, Humma and TIDD
	Rough Terrain Cranes	Kato, Liebherr, Link-Belt, Manitowoc (Grove), Sany, Tadano-Faun, XCMG and Zoomlion
	Tower Cranes	Comansa, Jaso, Liebherr, Manitowoc (Potain), Wolffkran, XCMG and Zoomlion
	Robotic Waste Sorting Technology	AMP Robotics, Max-AI, Steinert, Tomra and Waste Robotics
Aerial Work Platforms	Portable Material Lifts and Portable Aerial Work Platforms	Dingli, Haulotte and Oshkosh (JLG)
	Boom Lifts	Dingli, Haulotte, JCB, Linamar (Skyjack), Manitou, MEC, Oshkosh (JLG), Sinoboom, XCMG and Zoomlion
	Scissor Lifts	Dingli, Haulotte, JCB, LGMG, Linamar (Skyjack), MEC, Oshkosh (JLG), Sinoboom, XCMG and Zoomlion
	Utility Equipment	Altec, Dur-A-Lift, Elliot Equipment, Palfinger, Posi+ and Time Manufacturing
	Telehandlers	JCB, Linamar (Skyjack), Manitou (Gehl), Merlo and Oshkosh (JLG)

MAJOR CUSTOMERS

None of our customers individually accounted for more than 10% of our consolidated net sales in 2023. In 2023, our largest customer accounted for less than 5% of our consolidated net sales and our top ten customers in the aggregate accounted for less than 27% of our consolidated net sales. A material portion of AWP net sales is to national rental companies.

PATENTS, LICENSES AND TRADEMARKS

We use proprietary materials such as patents, trademarks, trade secrets and trade names in our operations and take actions to protect these rights.

We use several significant trademarks and trade names, most notably the Terex®, Genie®, Powerscreen® and Fuchs® trademarks. The other trademarks and trade names that we use include registered trademarks of Terex Corporation or its subsidiaries.

We have many patents that we use in connection with our operations and most of our products contain some proprietary technology. Many of these patents and related proprietary technology are important to the production of particular products; however, overall, our patents, taken together, are not material to our business or our overall financial results.

Currently, we are engaged in various legal proceedings with respect to intellectual property rights. While the outcome of these matters cannot be predicted with certainty, we believe the outcome of such matters will not have a material adverse effect, individually or in aggregate, on our business or operating performance. For more detail, see Item 3 – "Legal Proceedings".

SAFETY AND ENVIRONMENTAL CONSIDERATIONS

As part of The Terex Way, and our Zero Harm Safety culture and environmental stewardship, we are committed to providing a safe and healthy environment for our team members, and strive to provide quality products that are safe to use and operate in an environmentally conscious and respectful manner. Safety is a top priority, not only for our team members, but also our customers. Terex has a longstanding commitment to designing, manufacturing, and selling safe and efficient products. Our safety standards and practices are rigorous. We collaborate with customers to design features that help keep operators safe, improve working environments, and help maintain equipment uptime and utilization.

We generate hazardous and non-hazardous wastes in the normal course of our manufacturing operations. As a result, we are subject to a wide range of environmental laws and regulations. All of our employees are required to obey all applicable health, safety and environmental laws and regulations and must observe the proper safety rules and environmental practices in work situations. These laws and regulations govern actions that may have adverse environmental effects, such as discharges to air and water, and require compliance with certain practices when handling and disposing of hazardous and non-hazardous wastes. These laws and regulations would also impose liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances, should any such events occur. We are committed to complying with these standards and monitoring our workplaces to determine if equipment, machinery and facilities meet specified safety standards. Each of our manufacturing facilities is subject to an environmental audit at least once every five years to monitor compliance. Also, no incidents have occurred which required us to pay material amounts to comply with such laws and regulations. We are dedicated to ensuring that safety and health hazards are adequately addressed through appropriate work practices, training and procedures. We are committed to reducing injuries and working towards a world-class level of safety practices in our industry.

We are dedicated to product safety when designing and manufacturing our equipment. Our equipment is designed to meet all applicable laws, regulations and industry standards for use in their markets. We continually incorporate safety improvements in our products. We maintain an internal product safety team that is dedicated to improving safety and investigating and resolving any product safety issues that may arise.

Use and operation of our equipment in an environmentally conscious manner is an important priority for us. We produce products that have lower greenhouse gas emissions in response to both regulatory initiatives and market demand. We continue to be active in the development of incorporating alternative power solutions within our different product lines and are investing in companies that develop alternative energy solutions. Globally, job site regulations have become increasingly stringent, requiring quieter equipment with lower or zero emissions. At the same time, for our Genie® equipment, more job sites are requiring machines capable of working both outdoors and indoors. Our customers want products that operate on battery electric and fuel-electric hybrid options. We were the first to market with an all-electric utility bucket truck, reducing emissions and noise as well as supporting our customers electrification and sustainability goals. Many Genie® lift models offer all-electric or fuel-electric hybrid options that deliver quiet, emission-free performance, which is necessary for indoor working environments, as well as city centers with noise and emission restrictions. We offer crushers and screens that can operate from electrical power supply lines to help reduce the use of fuel. Hybrid solutions are also available on select utility aerial devices, cranes, and mixer trucks that use battery power to perform certain equipment functions without the engine running. We have taken a lead on many of these developments within the industries we serve, and we will continue to evolve our approach to alternative, environmentally friendly equipment power as technical capabilities advance, solution economics improve, and customer demand for these solutions continues to increase.

Increasingly stringent laws and regulations dealing with the environmental aspects of the products we manufacture can result in significant expenditures in designing and manufacturing new forms of equipment that satisfy such new laws and regulations. Compliance with laws and regulations regarding safety and the environment has required, and will continue to require, us to make expenditures. We currently do not expect that these expenditures will have a material adverse effect on our business or results of operations.

SEASONAL FACTORS

Terex is a globally diverse company, supporting multiple end uses. Seasonality is a factor in some businesses, where annual purchasing patterns are impacted by the seasonality of downstream project spending. Specifically, our businesses can experience stronger demand during the second quarter, as customers in the northern hemisphere make investments in time for the annual construction season (April to October). Non-seasonal macro factors are also important and can surpass seasonal influences in importance in some years. In 2024, we expect first and second half sales to be comparable to each other, with the second and third quarter sales modestly higher than first and fourth quarter sales.

WORKING CAPITAL

Our businesses are working capital intensive and require funding to purchase production and replacement parts inventories and expenditures to repair, replace and upgrade existing facilities. We have debt service requirements, including periodic interest payments on our outstanding debt. We believe cash generated from operations, including cash generated from the sale of receivables, loans from our bank credit facilities and funds raised in capital markets, will provide us with adequate liquidity to comply with our financial covenants under our bank credit facility, continue to support internal operating initiatives and meet our operating and debt service requirements for at least the next 12 months from the date of issuance of this annual report. See Item 1A. – "Risk Factors" for a detailed description of the risks resulting from our debt and our ability to generate sufficient cash flow to operate our business. We will continue to pursue cash generation opportunities, including reducing costs and working capital, reviewing alternatives for under-utilized assets, and selectively investing in our businesses to promote growth opportunities. For more detail on working capital, see Item 7 – "Liquidity and Capital Resources".

HUMAN CAPITAL MANAGEMENT

SAFETY

The safety of our team is our number one priority. At Terex, safety is an absolute way of life. We are committed to Zero Harm, and we expect all team members to be committed to safety and continuous improvement in this area. Terex has set the goals of reaching a 0.4 lost time injury rate and 1.4 total recordable injury rate by the end of 2026. At the end of 2023, our lost time injury rate was 0.58 and our total recordable injury rate was 1.98. Our aspirational goal will always be zero injuries, but these goals represent milestones along our journey to Zero Harm.

TEAM MEMBER TALENT AND SUPPORT

Terex strives to attract, develop and retain outstanding talent to be part of our team. We have a diverse and highly engaged global workforce. Capable, highly skilled and diverse team members are key to our ability to implement our "Execute, Innovate, Grow" strategy.

As of December 31, 2023, we had approximately 10,200 team members, including approximately 4,200 team members in the U.S. Approximately one percent of our team members in the U.S. are represented by labor unions. Outside of the U.S., we enter into employment contracts and collective agreements in those countries in which such relationships are mandatory or customary. The provisions of these agreements correspond in each case with the required or customary terms in the subject jurisdiction. We generally consider our relations with our team members to be good and we provide mechanisms such as surveys and helplines for our team members to provide their perspectives. In 2023, 89% of team members participated in our company-wide global engagement survey. Safety remained the highest rated survey category and we received positive net promoter scores.

We have a robust talent review process in which we assess talent strengths and opportunity areas, matching our team members' career aspirations with the needs of the business. We offer a wide range of training programs to support team members in their current roles and in achieving advancement opportunities. Our core curriculum of Terex Success Programs are designed for all of our team members from individual contributors to front line supervisors to managers and executives. These programs are grounded in The Terex Way and help participants build key skills and competencies. Business specific leadership programs are also conducted in each of our segments and additional training programs are offered around specific topics such as safety, DEI, technical skills, financial fundamentals, compliance, cybersecurity and harassment prevention.

We have a strong performance management process that includes annually setting clear business and professional objectives, mid-year calibration, annual performance reviews and succession planning. Both team members and managers play active roles in the performance management process, furthering a culture of accountability that supports team member development.

We design our benefits and programs to support the way our team members live and work. We care about our team members. For example, our Global Employee Assistance Program is in place to support team members who are facing challenges in their personal lives. Where we can, we offer a flexible work environment, enabling team members to manage the demands of their personal and professional lives.

DIVERSITY, EQUITY AND INCLUSION

We are committed to recruiting, engaging, developing, and retaining diversity at all levels of our global workforce. We encourage, value, and support team members of every race, gender, age, ability, religion, orientation, identity, and experience. We firmly believe that diversity of background, thought, and experience cultivates innovation and better decision-making.

Our culture is defined by our Terex Way Values – Integrity, Respect, Improvement, Servant Leadership, Courage, and Citizenship. Our values are the driving force behind our commitment to maintain an inclusive, supportive, equitable, and safe workplace for all team members.

We know that diversity alone is not sufficient. We strive to be fair and impartial in our decisions, ensuring equity within our workplace. We are also committed to creating a culture of inclusion, which starts with the tangible, intentional actions that all Terex team members – regardless of title or tenure - must make to ensure our team members feel safe, supported, and valued. In 2023, we have built on these efforts by delivering unconscious bias training and developmental webinars, promoting our Terex Affinity Groups, encouraging Company-wide accountability with our Terex-specific inclusion statements, and creating our DEI Site Roadmaps. The DEI Site Roadmaps provide step-by-step guidance for our sites to enhance recruitment, engagement, development, and retention for all team members at Terex.

As is typical of the manufacturing industry, women are often under-represented. Our Company has a long-standing, vibrant, global initiative to increase representation of women throughout our workforce. We require diverse candidate slates and support women through mentoring, training, and development opportunities. We also use our talent review process to identify qualified women for their next role(s) within our organization, including implementing meaningful development plans. In 2023 we updated our goals to increase representation in the following four areas by 2030: women in leadership (to 24%), women in management (to 25%), women in line roles (like operations, engineering and sales) (to 20%) and all women globally (to 24%).

In 2020, we expanded our primary DEI focus areas to include race and ethnicity, to ensure that members of under-represented groups have a sense of belonging and can thrive within our organization. Our current 2030 goals for minority representation in the U.S. are 17% in leadership, 18% in management, and 26% in indirect manufacturing and selling, general & administrative ("SG&A") roles.

Additionally, back in 2022, we introduced a component to our annual incentive plan focused on the achievement of specific DEI metrics. Overall, we have seen significant progress in our DEI metrics and have set the 2030 goals detailed above to reflect our continued commitment.

AVAILABLE INFORMATION

We maintain a website at www.terex.com. We make available on our website under "Investor Relations" – "Financial Reporting", free of charge, our annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports as soon as reasonably practicable after we electronically file or furnish such material with the SEC. References to our website in this report are provided as a convenience, and the information on our website is not, and shall not be deemed to be a part of this report or incorporated into any other filings we make with the SEC. The SEC maintains an Internet site (www.sec.gov) that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. In addition, we make available on our website under "Investor Relations" – "Governance", free of charge, our Audit Committee Charter, Compensation and Human Capital Committee Charter, Governance, Nominating and Corporate Responsibility Committee Charter, Corporate Governance Guidelines, Disclosure Committee Charter and Code of Ethics and Conduct. In addition, the foregoing information is available in print, without charge, to any stockholder who requests these materials from us.

ITEM 1A.   RISK FACTORS

You should carefully consider the following material risks, together with the cautionary statement under the caption "Forward-Looking Information" above and the other information included in this report. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated. The risks described below are not the only ones we face. Additional risks that are currently unknown to us or that we currently consider immaterial may also impair our business or adversely affect our financial condition or results of operations. If any of the following risks actually occurs, our business, financial condition or results of operation could be adversely affected.

Manufacturing and Operational Risks

We are exposed to political, economic and other risks that arise from operating a multinational business.

Our operations are subject to a number of potential risks. Such risks principally include:
- uncertainties and instability in global and regional economic conditions, including changes related to market conditions caused by heightened inflation, potential economic recessions, and significant interest rate fluctuations;
- ongoing political instability and uncertainties, including, but not limited to, the ongoing conflict between Russia and Ukraine, the conflict between Israel and Hamas, the relationship between China and the U.S. and other actual or anticipated military or political conflicts;
- terrorist activities and the U.S. and international response thereto;
- wage inflation, labor shortages and labor unrest;
- trade protection measures and currency exchange controls;
- changes in tax laws or interpretations, tax rates and tax legislation;
- export duties and quotas;
- domestic and foreign customs and tariffs;
- current and changing regulatory environments;
- difficulties protecting our intellectual property;
- transportation delays and interruptions;
- costs and difficulties in integrating, staffing and managing international operations, especially in developing markets such as China, India, Latin America, the Middle East and Africa;
- difficulty in obtaining distribution support;
- health epidemics or new pandemics; and
- natural disasters.

In addition, many of the nations in which we operate have developing legal and economic systems adding greater uncertainty to our operations in those countries than would be expected in North America, Western Europe and certain Asia Pacific markets. These factors may have an adverse effect on our international operations in the future.

We continue to focus on operational improvement in developing markets such as China, India, Latin America, the Middle East and Africa. These efforts will require us to hire, train and retain qualified personnel in countries where language, cultural or regulatory barriers may exist. Any significant difficulties in continuing to improve or expand our operations in developing markets may divert management's attention from our existing operations and require a greater level of resources than we plan to commit.

Expansion into developing markets may require modification of products to meet local requirements or preferences. Modification to the design of our products to meet local requirements and preferences may take longer or be more costly than we anticipate and could have a material adverse effect on our ability to achieve international sales growth.

Changes in the availability and price of certain materials and components have resulted and could result in significant disruptions to the supply chain causing manufacturing inefficiencies, increased costs and lower profits.

We obtain materials and manufactured components from third-party suppliers. Principal materials and components used in our various manufacturing processes include steel, castings, engines, tires, hydraulics, cylinders, drive trains, electric controls and motors, semiconductors, and a variety of other commodities and fabricated or manufactured items. The cost and availability of these materials, components and final assemblies have varied significantly in the past several years. While we have seen improvements in certain areas of the supply chain, it is still not operating at optimal levels and additional fluctuations and disruptions are possible due to demand changes, inflation, geopolitical and economic uncertainty, regulatory and policy instability, the imposition of duties and tariffs (including on certain Chinese origin goods) and trade agreements/barriers, freight availability and costs, wage increases and labor shortages. In an effort to mitigate this, the Company has increased the prices of our products, recouped tariffs through duty drawback and exclusions, and worked with suppliers to ensure optimum pricing and inventory levels. However, if customers are unwilling to accept price increases in the Company's products and the Company is unable to recover a substantial portion of increased costs from our suppliers, or through duty draw-back/exclusions, or otherwise offset the increased costs, then continued or increased fluctuations in costs of materials or inflation generally and continued supply chain challenges could have a material adverse effect on the Company's results of operation, profitability, free cash flows, and financial condition.

In the absence of labor strikes or other unusual circumstances, substantially all materials and components are normally available from multiple suppliers. However, certain of our businesses receive materials and components from a single source supplier, although alternative suppliers of such materials may be generally available. Delays in our suppliers' abilities, especially any sole suppliers for a particular business, to provide us with necessary materials and components may delay production at a number of our manufacturing locations, or may require us to seek alternative supply sources. Delays in obtaining supplies may result from a number of factors affecting our suppliers, including capacity constraints, regulatory changes, global logistics network challenges and cost increases, labor shortages and disputes, wage increases, rising inflation, suppliers' impaired financial condition, suppliers' allocations to other purchasers, weather emergencies, pandemics or acts of war or terrorism. Global logistics network challenges include shortages of shipping containers, ocean freight capacity constraints, international port delays, trucking and chassis shortages, railway and air freight capacity, rising inflation, wage increases and labor availability constraints, which have resulted in delays, shortages of key manufacturing components, increased order backlogs, and increased transportation costs. While we experienced some supply chain improvements in 2023, we could in the future again experience significant disruption of the supply of some of our parts, materials, components and final assemblies that we obtain from suppliers or subcontractors. We continue to actively monitor and mitigate our supply chain risk, but there can be no assurance that our mitigation plans will be effective. Any delay or disruptions in receiving supplies have resulted and could further result in manufacturing inefficiencies caused by us having to wait for parts to arrive on production lines, could impair our ability to deliver products to our customers and delay sales, and, accordingly, could have a material adverse effect on our business, results of operations, financial condition and/or cash flows.

In addition, we purchase material and services from our suppliers on terms extended based on our overall credit rating. Deterioration in our credit rating may impact suppliers' willingness to extend terms and in turn accelerate cash requirements of our business.

Consolidation within our customer base and suppliers may negatively impact our pricing and product margins.

Over the last few years, some of our larger customers have been actively growing through acquisitions. This consolidation has increased the concentration of our largest customers, resulting in increased pricing pressure from our customers. Should our larger customers continue to grow through acquisitions, their buying influence may grow and negatively impact our negotiating leverage. Some of our suppliers have undergone a similar process of consolidation. The consolidation of our largest suppliers has resulted in limited sources of supply for certain parts and components and increased cost pressures from our suppliers. Any future consolidation of our customer base or our suppliers could negatively impact our business, financial condition, results of operations and cash flows. If this trend in customer and supplier consolidation continues, it could have an unfavorable impact on our pricing and product margins.

Our business may suffer if our equipment fails to perform as expected.

If our equipment does not perform as expected or should we or any government safety regulator determine that a safety or other defect or noncompliance exists with respect to our equipment, we may receive warranty claims, need to perform a safety recall campaign, or need to delay product deliveries, the costs of which could become substantial. It could also lead to product liability, breach of warranty, and other claims. As a manufacturer of equipment, we must manage the cost and risk associated with product warranties, repairs and recalls, regulatory penalties, product liability, breach of warranty, and other claims with respect to our products. We establish warranty reserves that represent our estimate of the costs we expect to incur to fulfill our warranty obligations. We base our estimate for warranty reserves on our historical experience and other related assumptions. If actual results materially differ from these estimates, our results of operations could be materially affected. In addition, any actual or perceived defect or quality issue in our products could lead to negative public perceptions about the safety of our products and could cause harm to our overall business, reputation, financial condition and operating results.

A material disruption to one of our significant manufacturing plants could adversely affect our ability to generate revenue.

If operations at a significant facility were disrupted as a result of equipment failures, natural disasters, health epidemics, work stoppages, power outages or other reasons, our business, financial conditions and results of operations could be adversely affected. Interruptions in production could increase costs and delay delivery of units in production. Production capacity limits could cause us to reduce or delay sales efforts until production capacity is available.

Financial and General Economy Risks

Our business is sensitive to general economic conditions, government spending priorities and the cyclical nature of markets we serve.

Demand for our products is affected by the general strength of the economies in which we sell our products, customers' perceptions concerning the timing of economic cycles, customers' replacement or repair cycles, prevailing interest rates, residential and non-residential construction spending, government spending priorities, capital expenditure allocations of our customers, the timing of regulatory standard changes, oil and gas related activity and other factors. The last several years have been marked by geopolitical instability, including the conflict between Russia and Ukraine as well as Israel and Hamas, social concerns, supply chain and freight constraints, pandemic, labor shortages and wage increases, high inflation, high interest rates, foreign currency exchange volatility, and continuing concerns of possible recessions, all of which have increased ongoing economic uncertainty and instability in the global markets. This instability can make it extremely difficult for our customers, our suppliers and us to accurately forecast and plan future business activities. Some of our customers also depend substantially on government funding of highway construction, maintenance and other infrastructure projects. Policies of governments attempting to address local deficit or structural economic issues could have a material impact on our customers and markets. There is an expectation of significant infrastructure and government spending, including in relation to the Infrastructure Investment and Jobs Act, the Inflation Reduction Act and the CHIPS and Science Act. Any decrease or delay in government funding of highway construction and maintenance, other infrastructure projects and overall government spending could cause our revenues and profits to decrease.

While we expect sales to remain stable in 2024, we cannot provide any assurance that there will not be global economic weakness or a recession based on the above uncertainties or other unknown factors. If economic conditions in the U.S., Europe and other key markets do not show continued stability or improvement, we may experience negative impacts to our net sales, financial condition, profitability and cash flows, which could result in the need for us to record impairments.

Our consolidated financial results are reported in U.S. dollars while certain assets and other reported items are denominated in the currencies of other countries, creating currency exchange and translation risk.

Our Company operates in many areas of the world, involving transactions denominated in a variety of currencies. We are subject to currency exchange risk to the extent that our costs are denominated in currencies other than those in which the Company earns revenue.

Additionally, the reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses, revenues and earnings are denominated in other countries' currencies, including the Euro, British Pound, Chinese Yuan, Indian Rupee, Australian Dollar and Mexican Peso. Those assets, liabilities, expenses, revenues and earnings are translated into U.S. dollars at the applicable foreign exchange rates to prepare our consolidated financial statements. Therefore, fluctuations in foreign exchange rates between the U.S. dollar and those other currencies affect the value of those items as reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Due to volatility of foreign exchange rates to the U.S. dollar, fluctuations in foreign exchange rates may have an impact on the accuracy of our financial guidance. Such fluctuations in foreign exchange rates relative to the U.S. dollar may cause our actual results to differ materially from those anticipated in our guidance and have a material adverse effect on our business or results of operations.

We have a significant amount of debt outstanding and must comply with restrictive covenants in our debt agreements.

Our credit agreement and other debt agreements contain financial and restrictive covenants that may limit our ability to, among other things, borrow additional funds or take advantage of business opportunities. As of December 31, 2023, we are in compliance with the financial covenants. However, increases in our debt, increases in our interest expense or decreases in our earnings could cause us to fail to comply with these financial covenants. Failing to comply with such covenants could result in an event of default that, if not cured or waived, could result in the acceleration of all our indebtedness or otherwise have a material adverse effect on our financial position, results of operations and debt service capability.

Our level of debt and the financial and restrictive covenants contained in our credit agreement could have important consequences on our financial position and results of operations, including increasing our vulnerability to increases in interest rates because debt under our credit agreement bears interest at variable rates.

We may be unable to generate sufficient cash flow to service our debt obligations and operate our business.

Servicing our debt requires a significant amount of cash. Our ability to generate sufficient cash depends on numerous factors beyond our control and our business may not generate sufficient cash flow from operating activities. Our ability to make payments on, and refinance, our debt and fund planned capital expenditures will depend on our ability to generate cash in the future. To some extent, this is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control, including high interest rates. Lower sales, or uncollectible receivables, generally will reduce our cash flow. We cannot assure that our business will generate sufficient cash flow from operations, or future borrowings will be available to us under our credit facility or otherwise, in an amount sufficient to fund our liquidity needs.

If our cash flows and capital resources are insufficient to service our indebtedness, we may be forced to reduce or delay capital expenditures, sell assets, seek additional capital or restructure or refinance our indebtedness. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. Our ability to restructure or refinance our debt will depend on the condition of the capital markets and our financial condition at such time. Any refinancing of our debt could be at higher interest rates and may require us to comply with more onerous covenants, which could further restrict our business operations.

Our access to capital markets and borrowing capacity could be limited in certain circumstances.

Our access to capital markets to raise funds through the sale of equity or debt securities is subject to various factors, including general economic and/or financial market conditions. Significant changes in market liquidity conditions could impact access to funding and associated funding costs, which could reduce our earnings and cash flows. If our consolidated cash flow coverage ratio is less than 2.0 to 1.0, we are subject to significant restrictions on the amount of indebtedness we can incur. Although our cash flow coverage ratio was greater than 2.0 to 1.0 at the end of 2023, there can be no assurance this will continue to occur.

Our access to debt financing at competitive risk-based interest rates is partly a function of our credit ratings. A downgrade to our credit ratings could increase our interest rates, could limit our access to public debt markets, could limit the institutions willing to provide us credit facilities, and could make any future credit facilities or credit facility amendments more costly and/or difficult to obtain.

Although we believe the banks participating in our credit facility have adequate capital and resources, we can provide no assurance that all of these banks will continue to operate as a going concern in the future. If any of the banks in our lending group were to fail or be unwilling to renew our credit facility at or prior to its expiration, it is possible that the borrowing capacity under our current or any future credit facility would be reduced. If the availability under our credit facility was reduced significantly, we could be required to obtain capital from alternate sources to finance our capital needs. Our options for addressing such capital constraints would include, but not be limited to (i) obtaining commitments from the remaining banks in the lending group or from new banks to fund increased amounts under the terms of our credit facility, or (ii) accessing the public capital markets. If it becomes necessary to access additional capital, it is possible that any such alternatives in the current market could be on terms less favorable than under our existing credit facility terms, which could have a negative impact on our consolidated financial position, results of operations or cash flows.

Some of our customers rely on financing with third parties to purchase our products.

We rely on sales of our products to generate cash from operations. Significant portions of our sales are financed by third-party finance companies on behalf of our customers. The availability of financing by third parties is affected by general economic conditions, credit worthiness of our customers and estimated residual value of our equipment. Deterioration in credit quality of our customers or estimated residual value of our equipment could negatively impact the ability of our customers to obtain resources they need to purchase our equipment. Some of our customers have been unable to obtain the credit they need to buy our equipment. There can be no assurance third-party finance companies will continue to extend credit to our customers.

High interest rates could have a dampening effect on the financial condition of some of our customers and their ability to repay credit obligations. As a result, some of our customers may need to cancel existing orders and some may be compelled to sell their equipment at less than fair value to raise cash, which could have a negative impact on residual values of our equipment. These economic conditions could have a material adverse effect on demand for our products and on our financial condition and operating results.

We are exposed to losses from providing credit support to some of our customers.

We may assist customers in their rental, leasing and acquisition of our products by facilitating financing transactions directly between (i) end-user customers, distributors and rental companies and (ii) third-party financial institutions, providing recourse in certain circumstances. The expectation of losses or non-performance is assessed based on consideration of historical customer assessments, current financial conditions, reasonable and supportable forecasts, equipment collateral value and other factors. Many of these factors, including the assessment of a customer's ability to pay, are influenced by economic and market factors that cannot be predicted with certainty. Our maximum liability is generally limited to our customer's remaining payments due to the third-party financial institutions at the time of default. In the event of a customer default, we are generally able to recover and dispose of the equipment at a minimum loss, if any, to us.

During periods of economic weakness, collateral underlying our guarantees of indebtedness of customers can decline sharply, thereby increasing our exposure to losses. In the future, we may incur losses in excess of our recorded reserves if the financial condition of our customers were to deteriorate further or the full amount of any anticipated proceeds from the sale of the collateral supporting our customers' financial obligations is not realized. Historically, losses related to guarantees have been immaterial; however, there can be no assurance that our historical experience with respect to guarantees will be indicative of future results.

We may experience losses in excess of our recorded reserves for receivables.

We evaluate the collectability of our receivables based on consideration of a customer's payment history, leverage, availability of third-party financing, political and foreign exchange risks, and other factors. Recorded reserves represent our estimate of current expected credit losses on existing receivables and are determined based on historical customer assessments, current financial conditions, and reasonable and supportable forecasts. An unexpected change in customer financial condition or future economic uncertainty could result in additional requirements for specific reserves, which could have a negative impact on our consolidated financial position.

Competition and Strategic Performance Risks

The industry in which we operate is highly competitive and subject to pricing pressure; if we fail to compete effectively, both in product offerings and price, demand for our products may decrease and our business could suffer.

Our industry is highly competitive. Our competitors include a variety of both domestic and foreign companies in all major markets. To compete successfully, our products must excel in terms of quality, reliability, durability, productivity, price, features, ease of use, safety and comfort, and we must provide excellent customer service and support. The greater financial resources of certain of our competitors may put us at a competitive disadvantage. Low-cost competition from China and other developing markets could also result in decreased demand for our products. If competition in our industry intensifies or if our current competitors lower their prices for competing products, we may lose sales or be required to lower the prices we charge for our products.

One of our strategic initiatives is Innovate, which in part aims at the introduction of new or improved products, technologies and capabilities. If we are unable to continue to improve existing equipment products and technologies that meet our customers' expectations, or the industry's expectations, including, but not limited to electrification options discussed below, the demand for our equipment could be substantially adversely affected. Our ability to match new product offerings to diverse global customers' anticipated preferences for different types and sizes of equipment and various equipment features and functionality, at affordable prices, is critical to our success. This requires a thorough understanding of our existing and potential customers on a global basis. Product development, improvements and introductions also require significant financial and technological resources, talent, research, planning, design, development, engineering and testing at the technological, product and manufacturing process levels. If competitors' new products arrive in the market before any of our similar new offerings arrive, or competitors offer more attractive features and functions prior to us, then demand for our equipment could be adversely affected or render our product obsolete. Any new products that we develop may also not receive market acceptance or otherwise generate meaningful net sales or profits for us relative to our expectations and our investments. Failure to compete effectively could result in lower revenues from our products and services, lower gross margins or cause us to lose market share.

In response to changes in customer preferences concerning global climate changes, sustainability and related changes in regulations, we may continue to face greater pressure to develop products that generate less greenhouse gas emissions. Like many manufacturers, we foresee sales of electric-powered vehicles and hybrid equipment becoming increasingly important and we continue to actively develop and offer more electric powered and lower emission products. We are at risk of losing competitive advantages if we do not accurately predict, prepare for and respond to customer demands for new innovations with respect to electric-powered vehicles or mobile equipment and other technologies that minimize emissions, or if we are unable to do so on a cost-effective basis.

We may face limitations on our ability to integrate acquired businesses.

From time to time, we may engage in strategic transactions involving risks, including the possible failure to successfully integrate and realize the expected benefits of such transactions. We consummated a variety of acquisitions in the past three years and anticipate making additional acquisitions in the future including acquisitions that could be substantial in size. Our ability to realize the anticipated benefits of any purchase, including the expected combination benefits, will depend, to a large extent, on our ability to integrate any acquired businesses. The risks associated with integrating acquired businesses include:

- the business culture of the acquired business may not match well with our culture;
- technological and product synergies, economies of scale and cost reductions may not occur as expected;
- we may acquire or assume unexpected liabilities;
- faulty assumptions may be made regarding the acquisition and integration process;
- unforeseen difficulties may arise in integrating operations and systems;
- we may fail to attract, retain, motivate and integrate key management and other employees of the acquired business;
- we may experience problems in retaining customers; and
- a large acquisition could stretch our resources and divert management's attention from the existing operations.

The successful integration of any newly acquired business also requires us to implement effective internal control processes in these acquired businesses. We cannot ensure that any newly acquired companies will operate profitably, that the intended beneficial effect from these acquisitions will be realized and that we will not encounter difficulties in implementing effective internal control processes in these acquired businesses, particularly when the acquired business operates in foreign jurisdictions and/or was privately owned. While our evaluation of any potential transaction includes business, legal, compliance and financial due diligence with the goal of identifying and evaluating the material risks involved, these due diligence reviews may not identify all of the issues necessary to accurately estimate the cost and potential risks of a particular acquisition or costs associated with any quality issues with an acquisition target's products or services. Any of the foregoing could adversely affect our business, financial condition and results of operations.

The timing and amount of benefits from our strategic initiatives may not be as expected and our financial results could be adversely impacted.

Each business in our Company is unique, but all businesses are managed to the "Execute, Innovate, Grow" operating framework. This is part of our continuing strategy to deliver long-term growth and earnings to our stockholders. We have made, and continue to make, significant investments in these strategic initiatives. However, we cannot provide any assurance that we will be able to realize the full anticipated benefits of these initiatives. Although "Execute, Innovate, Grow" is expected to improve future operating margins and revenue growth, if we are unable to achieve expected benefits from these initiatives or are unable to complete them without material disruption to our businesses, the timing and amount of benefits may not be as expected and could adversely impact the Company's competitive position, financial condition, profitability and/or cash flows.

Information Technology Risks

Increased cybersecurity threats and more sophisticated computer crime may pose a risk to our systems, networks, products and services.

We rely extensively on information technology systems and networks, some of which are managed by third parties, to process, transmit and store electronic information (including sensitive data such as confidential business information and personally identifiable data relating to employees, customers and other business partners), and to manage or support a variety of critical business processes and activities. As technology continues to evolve, we anticipate that we will collect and store even more data in the future and that our systems will increasingly use remote communication. Operating these information technology systems and networks and processing and maintaining related data in a secure manner, is critical to our business operations and strategy. We continuously seek to maintain a robust program of information security and controls, but these systems may be damaged, disrupted or shut down due to attacks by computer hackers, computer viruses, employee error or malfeasance, power outages, hardware failures, telecommunication or utility failures, catastrophes or other unforeseen events, and in any such circumstances our system redundancy and other disaster recovery planning may be ineffective or inadequate. The current cyber threat environment continues to indicate increased risk for all companies, with cyber-attacks expanding in both frequency and sophistication. Like other global companies, we have experienced cyber threats and incidents in our systems and those of our third-party providers, and we have experienced viruses and attacks targeting our information technology systems and networks, although none have had a material adverse effect on our business or financial condition. Our information security efforts include programs designed to address security governance, identification and protection of critical assets, insider risk, third-party risk and cyber defense operations. While these measures are designed to reduce the risk of a breach or failure of our information technology systems, no security measures or countermeasures can guarantee that the Company will not experience a significant information security incident in the future. A failure of or breach in information technology security, particularly through malicious cyber-attacks, could expose us and our customers, distributors and suppliers to risks of misuse of information or systems, the compromise of confidential information, manipulation and destruction of data, defective products, production downtimes and operations disruptions. In addition, such breaches in security could result in misstated financial information, regulatory action, fines and litigation, reputational damage, and other potential liabilities, as well as the costs and operational consequences of implementing further data protection measures, each of which could have a material adverse effect on our business or results of operations.

Increasing regulatory focus on privacy and data security issues and expanding laws could expose us to increased liability.

The legislative and regulatory framework for privacy and data protection issues worldwide is rapidly evolving and is likely to continue to remain uncertain for the foreseeable future. We collect and transfer personal data as part of our business processes and activities. This data is subject to a variety of U.S., E.U. and other international laws and regulations, including oversight by various regulatory or other governmental bodies. Any inability, or perceived inability, to adequately address privacy and data protection concerns, even if unfounded, or to comply with applicable laws, regulations, policies, industry standards, contractual obligations, or other legal obligations (including at newly acquired companies) could result in additional cost and liability to us or company officials, damage our reputation, inhibit sales, and otherwise adversely affect our business.

Human Capital Risks

We rely on key management and skilled labor, and we may be unable to attract, develop, engage and retain qualified team members.

We rely on the management and leadership skills of our senior management team, particularly those of the Chief Executive Officer. The loss of the services of key employees or senior officers, or the inability to identify, hire, develop and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations.

Our ability to maintain or expand our business depends on our ability to attract and hire qualified candidates with the requisite education, background, and experience as well as our ability to train, develop, engage, motivate and retain qualified team members with the skills necessary to understand and adapt to the continuously developing needs of our customers. Efforts to attract talent to fill open roles in light of continued constrained labor availability and wage inflation may take more time than in the past and may continue to cost us significantly more than in past years. Moreover, the constrained labor conditions and wage inflation pressures may mean that retention of existing talent may continue to require significant additional pay and incentives. If we fail to attract, hire, train, develop, engage, motivate and retain qualified personnel, or if we experience prolonged excessive turnover, we may experience declining sales, manufacturing delays, the loss of knowledge of departing employees or other inefficiencies, increased recruiting, hiring, onboarding and training resources, relocation costs and other difficulties, and our business, financial condition, results of operations and cash flows could be materially and adversely affected. Competition for qualified personnel remains intense and we may not be successful in attracting or retaining qualified personnel, which could negatively impact our business. Additionally, while we strive to create an inclusive culture and a diverse workforce where all team members feel valued and respected, a failure, or perceived failure, to properly address inclusivity and diversity matters could result in reputational harm, reduced sales or an inability to attract and retain a talented workforce.

We may be adversely impacted by work stoppages and other labor matters.

As of December 31, 2023, we employed approximately 10,200 team members worldwide and approximately one percent of our team members in the U.S. are represented by labor unions. While we have no reason to believe that we will be impacted by work stoppages or other labor matters, we cannot assure that future issues with our team members or labor unions will be resolved favorably or that we will not encounter future strikes, further unionization efforts or other types of conflicts with labor unions or our team members. Any of these factors may have an adverse effect on us or may limit our flexibility in dealing with our workforce.

Legal, Regulatory & Compliance Risks

We face litigation and product liability claims and other liabilities.

In our lines of business, numerous suits have been filed alleging damages for accidents that have occurred during use, misuse or operation of our products. We are self-insured, up to certain limits, for these product liability exposures, as well as for certain exposures related to general, workers' compensation and automobile liability. We obtain insurance coverage for catastrophic losses as well as those risks where insurance is required by law or contract. We do not believe that the outcome of such matters will have a material adverse effect on our consolidated financial position; however, any significant liabilities not covered by insurance could have an adverse effect on our financial condition.

Changes in import/export regulatory regimes, imposition of tariffs, escalation of global trade conflicts and unfairly traded imports, particularly from China, could continue to negatively impact our business.

The U.S. government has imposed tariffs on certain foreign goods from a variety of countries and regions that it perceives as engaging in unfair trade practices, and previously raised the possibility of imposing additional tariff increases or expanding the tariffs to capture other types of goods. In response, many of these foreign governments have imposed retaliatory tariffs on goods that their countries import from the U.S. Changes in U.S. trade policy have resulted, and may continue to result, in one or more foreign governments adopting responsive trade policies that make it more difficult or costly for us to do business in or import our products from those countries. For example, tariffs on certain Chinese origin goods impact the cost of material and machines we import directly from our manufacturing operations in China, as well as the cost of material and components imported on our behalf by suppliers. The indirect impact of inflationary pressure on costs throughout the supply chain and the direct impact, for example, on costs for machines we import from our manufacturing operations in China, is leading to higher input costs and lower margins on certain products we sell. In addition, tariffs imposed by the Chinese government on U.S. imports have made the cost of some of our products more expensive for our Chinese customers.

We cannot predict the extent to which the U.S. or other countries will impose new or additional quotas, duties, tariffs, taxes or other similar restrictions upon the import or export of our products in the future, nor can we predict future trade policy or the terms of any renegotiated trade agreements and their impact on our business. Tariffs and the possibility of an escalation or further developments of current trade conflicts, particularly between the U.S. and China, could continue to negatively impact global trade and economic conditions in many of the regions where we do business. This could result in continued significant increases in our material and component costs and the cost of machinery imported directly from our manufacturing operations in China. In addition, it may adversely impact demand for our products in China and elsewhere.

We have been able to mitigate a portion of the effects of tariffs through the U.S. government's duty draw-back mechanism and will further partially mitigate the impact through the U.S. Government's tariff exclusion process, which has been extended through May 31, 2024, on certain components. However, if we are unable to recover a substantial portion of increased costs from our customers and suppliers or duty draw-back, our business or results of operations could be adversely affected.

The Coalition of American Manufacturers of Mobile Access Equipment, an alliance of mobile access equipment producers in the U.S. of which we are a member, pursued anti-dumping and countervailing cases against unfairly traded Chinese imports of mobile access equipment. The U.S. Department of Commerce has issued countervailing and anti-dumping duty rates on mobile access equipment from China. If these duties are not enough to offset the subsidies provided by the Chinese government to Chinese mobile access equipment manufacturers and/or if the duties are modified as a result of any appeal process, we may continue to operate at a disadvantage to Chinese manufacturers. This could result in reduced demand for our products in the U.S. and have an adverse effect on our business or results of operations. Similarly, in 2023, the European Commission, began an anti-dumping investigation into imported mobile access equipment producers from China, following official complaint by several of our competitors. If duties are not granted as a result of such investigation, or if any duties granted are not sufficient, it could result in reduced demand for our products in the E.U. and have an adverse effect on our business or results of operation.

Compliance with environmental regulations could be costly and failure to meet sustainability expectations or standards or achieve our sustainability goals could adversely affect our reputation, business, results of operations, financial condition, or stock price.

We generate hazardous and nonhazardous wastes in the normal course of our manufacturing operations. As a result, we are subject to a wide range of environmental laws and regulations. These laws and regulations govern actions that may have adverse environmental effects and require compliance with certain practices when handling and disposing of hazardous and nonhazardous wastes. Some environmental laws impose strict, retroactive and joint and several liability for the remediation of the release of hazardous substances, which could subject us to liability without regard to whether we were negligent or at fault. Failure to comply with environmental laws could expose us to substantial fines or penalties and to civil and criminal liability. These liabilities, sanctions, damages and remediation efforts related to any non-compliance with such laws and regulations could have a material adverse effect on our business or results of operations. No such incidents have occurred which required us to pay material amounts to comply with such laws and regulations.

Recently, there is an increased focus, including by governmental and non-governmental organizations, investors and other stakeholders, and more attention on sustainability matters. Such matters include, but are not limited to, reducing greenhouse gas emissions and climate-related risks; DEI; responsible sourcing and supply chain; human rights and social responsibility; and corporate governance and oversight. Given our commitment to sustainability, we actively manage all of these issues. We have a senior vice president position with responsibility for sustainability matters, additional dedicated employee resources, and cross-functional/business teams to further develop and implement sustainability related initiatives and requirements. In October 2023, we released our latest sustainability report, which provides expanded coverage and case studies of our sustainability commitment to team members, customers, investors, and the community at large. It details how sustainability is integral to our strategic business priorities, including product innovation and solutions that enable our customers to operate in safe and sustainable ways, and the practices that we have implemented at our locations that reduce negative impacts on the environment, as well as our goal of a 15% reduction in greenhouse gas emissions and energy intensity by year-end 2024.

Concern over climate change and sustainability also continues to result in new legal and regulatory requirements designed to mitigate the effects of climate change on the environment, including the European Union's European Sustainability Reporting Standards and Corporate Sustainability Reporting Directive, California's Climate Corporate Data Accountability Act and Climate Related Financial Risk Act, and similar regulations under consideration by the SEC. We are experiencing, and expect to continue to experience, increased compliance burdens and associated costs to meet the new regulatory obligations.

We have devoted and expect to have to continue to devote significant expenditures in designing and manufacturing new forms of equipment that satisfy new laws/regulations and market expectations related to greenhouse gas emission reductions. We devote significant time and resources to programs that are consistent with our corporate values and are designed to protect and preserve our reputation as a good corporate citizen. These goals, commitments, and targets reflect our current plans and are not guarantees that we will be able to achieve them. Maintaining a strong reputation with team members, customers, investors, stakeholders and communities is critical to the success of our business. Any failure, or perceived failure (whether or not valid), to act responsibly with respect to the environment, to achieve our sustainability goals, to maintain sustainability practices, to comply with emerging sustainability regulations, or to meet investor or customer expectations related to sustainability concerns, could harm our reputation, adversely impact our ability to attract and retain qualified and talented team members and customers, expose us to increased scrutiny from the investment community and enforcement authorities, reduce our stock price, have an adverse effect on our future financial results and cause harm to our business.

We operate in many different jurisdictions and we could be adversely affected by violations of the U.S. Foreign Corrupt Practices Act and similar worldwide anti-corruption laws.

We must comply with all applicable laws, including the Foreign Corrupt Practices Act and other laws that prohibit engaging in corruption for the purpose of obtaining or retaining business. These anti-corruption laws prohibit companies and their intermediaries from making improper payments or providing anything of value to improperly influence government officials or private individuals for the purpose of obtaining or retaining a business advantage regardless of whether those practices are legal or culturally expected in a particular jurisdiction. Our global activities and distribution model are subject to risk of corruption by our employees and in addition, our sales agents, distributors, dealers and other third parties that transact Terex business particularly because these parties are generally not subject to our control. We have an internal policy that expressly prohibits engaging in any commercial bribery and public corruption, including facilitation payments. We conduct compliance risk reviews and assessments, have implemented training programs for our employees with respect to the Company's prohibition against public corruption and commercial bribery, and perform reputational due diligence on certain third parties that transact Terex business. However, we cannot assure you that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or third parties that transact Terex business. We have a zero-tolerance policy for violations of anti-corruption laws and our anti-corruption policy. In the event we believe or have reason to believe our employees, agents, representatives, dealers or distributors or other third parties that transact Terex business have or may have violated our anti-corruption policy or applicable anti-corruption laws, we investigate or have outside counsel investigate relevant facts and circumstances. Although we have a compliance program in place designed to reduce the likelihood of potential violations of such laws, violations of anti-corruption laws could result in significant fines, criminal sanctions against us or our employees, prohibitions on the conduct of our business including our business with the U.S. government, an adverse effect on our reputation, business and results of operations and financial condition and a violation of our injunction or cease and desist order with the SEC. See Risk Factor entitled, "We must comply with an injunction and related obligations imposed by the SEC."

We must comply with an injunction and related obligations imposed by the SEC.

We and our directors, officers and employees are required to comply at all times with the terms of a 2009 settlement with the SEC that includes an injunction barring us from committing or aiding and abetting any future violations of the anti-fraud, books and records, reporting and internal control provisions of the federal securities laws and related SEC rules. In addition, regarding a separate and unrelated SEC matter, we consented to the entry of an administrative cease and desist order prohibiting future violations of certain provisions of the federal securities laws. As a result, if we commit or aid or abet any future violations of the anti-fraud, books and records, reporting and internal control provisions of the federal securities laws and related SEC rules, we are likely to suffer severe penalties, financial and otherwise, that could have a material negative impact on our business and results of operations.

ITEM 1B.   UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 1C.   CYBERSECURITY

Terex bases its enterprise-wide cybersecurity program on the National Institute of Standards and Technology's Cybersecurity Framework to ensure our cybersecurity measures are rigorous, adaptable, transparent and aligned with best practices in the industry. We take a comprehensive approach to cybersecurity risks, with a multi-layered cybersecurity strategy based on prevention, detection and mitigation. Primary responsibility within management for assessing, monitoring and managing our cybersecurity risks and program rests with our Vice President ("VP") Cybersecurity and Senior Vice President ("SVP") Chief Digital Officer. Our VP Cybersecurity has significant cybersecurity education/training and many years of industry experience in the field of cybersecurity. In addition, our SVP Chief Digital Officer offers added in-depth knowledge with significant experience leading technology teams. Terex also has a Global Cybersecurity Group ("GCG"), consisting of management and non-management team members, that is tasked with the continuous development and implementation of information security policies and controls.

Terex utilizes the concept of defense in depth and deploys multiple layers of controls across operations to manage cybersecurity risk. Our GCG monitors and evaluates our cybersecurity infrastructure and performance on an ongoing basis through regular assessments, vulnerability scans, penetration tests and threat intelligence feeds, enabling Terex to identify, prioritize, and effectively manage risks. Additionally, our GCG engages an external third party to complete an annual red team penetration test to assess our preparedness. We apply lessons learned from our defense and monitoring efforts to help prevent future attacks. We also provide awareness training to our team members to help identify, avoid and mitigate cybersecurity threats. Our team members with network access participate annually in required training, including spear phishing and other awareness training. Terex also conducts at least one cyber-incident tabletop exercise annually in collaboration with outside counsel, cybersecurity insurance carriers and/or other third parties. Our Senior Director, Risk Management, works closely with our VP Cybersecurity and information technology department to ensure we are aligned and covered with respect to any cybersecurity insurance coverage needs and overall risk management strategies.

Before initiating a third-party service provider, Terex's GCG performs a thorough assessment of its cyber security measures including a review of the third-party provider's information security policy, service organization control report(s), architectural diagram(s) and an overview of its cyber security program. It is also our practice to negotiate breach notification clauses into our IT vendor contracts for vendors who are hosting or storing any Terex information.

Terex maintains a variety of policies, plans and procedures that carefully detail the roles and responsibilities of those involved in monitoring, addressing and reporting any cybersecurity incidents, enabling Terex to respond efficiently and effectively, and to minimize any risks or impact to the business or customers. The VP Cybersecurity keeps members of senior management continually informed of any cybersecurity incidents, ensuring they are promptly and appropriately handled. The VP Cybersecurity also keeps the SVP Chief Digital Officer, Chief Executive Officer and other members of our senior management informed of the Company's overall cybersecurity posture and potential risks.

The Board of Directors is cognizant of the critical value of managing cybersecurity threat risks and is updated on such matters accordingly. Cybersecurity risks are reviewed by the Board of Directors, at least annually, as part of our enterprise risk management process and as part of a separate update by our SVP Chief Digital Officer. The Audit Committee assists the Board of Directors with its oversight of cybersecurity risks and the steps taken by the Company to monitor and mitigate such cybersecurity risks. The VP Cybersecurity and SVP Chief Digital Officer provide regular, periodic reports to the Audit Committee on cybersecurity metrics and matters. Senior management also keeps the Board of Directors apprised of cybersecurity incidents and related materiality assessments as appropriate.

Terex has experienced cyber incidents in the normal course of business; however, no prior cybersecurity incident has had a material adverse effect on Terex's business, strategy, results of operations, financial condition or reputation. For more information on the cybersecurity threats and risks we face, see Part I, Item 1A. – Risk Factors.

ITEM 2.   PROPERTIES

As of December 31, 2023, our principal manufacturing, distribution, service and office facilities comprised a total of approximately seven million square feet of space worldwide. The following table outlines the principal manufacturing, distribution, service and office facilities owned, leased or utilized through logistics service agreement (as indicated below) by the Company and its subsidiaries in relation to our continuing businesses:

BUSINESS SEGMENT	FACILITY LOCATION	BUSINESS SEGMENT	FACILITY LOCATION
Corporate/Other	Norwalk, Connecticut [1]	MP (Continued)	Fort Wayne, Indiana
	Schaffhausen, Switzerland [1]		Olds, Alberta Canada[1]
Multiple Business Segments	Southaven, Mississippi [1]		Bad Schönborn, Germany
	Changzhou, China		Brisbane, Australia [1]
	Roosendaal, Netherlands [2]		Crespellano, Italy
MP	Oklahoma City, Oklahoma [1]		Fontanafredda, Italy [1]
	Louisville, Kentucky		Monaghan, Republic of Ireland
	Durand, Michigan		Mount Vernon, Missouri
	Coalville, England		Jiading, China
	Hosur, India [1]	AWP	Moses Lake, Washington [1]
	Subang Jaya, Malaysia [1]		North Bend, Washington [1]
	Ballymoney, Northern Ireland		Redmond, Washington [1]
	Campsie, Northern Ireland		Bothell, Washington [1]
	Dungannon, Northern Ireland		Umbertide, Italy
	Omagh, Northern Ireland [1]		Darra, Australia [1]
	Cookstown, Northern Ireland		Watertown, South Dakota
	Newton, New Hampshire		Huron, South Dakota
	Canton, South Dakota		Monterrey, Mexico

[1] These facilities are either partially or fully leased or subleased.
[2] This facility is utilized for the distribution of parts sales under a logistics service agreement.

We also have additional non-principal locations, owned or leased, for new machine and parts sales, manufacturing, distribution, service and office space worldwide.

We believe the properties listed above are suitable and adequate for our use. From time to time, we may determine that certain of our properties exceed our requirements. Such properties may be sold, leased or utilized in another manner.

ITEM 3.   LEGAL PROCEEDINGS

We are involved in various legal proceedings, including product liability, general liability, workers' compensation liability, employment, commercial, intellectual property and tax litigation, which have arisen in the normal course of operations. We are insured for product liability, general liability, workers' compensation, employer's liability, property damage and other insurable risks required by law or contract with retained liability to us or deductibles. We believe the outcome of such matters, individually and in aggregate, will not have a material adverse effect on our consolidated financial statements. However, outcomes of lawsuits cannot be predicted and, if determined adversely, could ultimately result in us incurring significant liabilities which could have a material adverse effect on our results of operations.

For information regarding litigation and other contingencies and uncertainties, including our proceedings involving a claim in Brazil regarding payment of ICMS tax (Brazilian state value-added tax), see Note N – "Litigation and Contingencies," in the Notes to Consolidated Financial Statements.

ITEM 4.   MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5.   **MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES**

Our common stock is listed on the New York Stock Exchange under the symbol TEX. Certain of our debt agreements contain restrictions as to the payment of cash dividends to stockholders. In addition, Delaware law limits payment of dividends. In February 2024, Terex's Board of Directors declared a dividend of $0.17 per share, which will be paid on March 19, 2024 to the Company's stockholders of record as of March 8, 2024. Any additional payments of dividends will depend upon our financial condition, capital requirements and earnings, as well as other factors that the Board of Directors may deem relevant.

As of February 6, 2024, there were 485 registered stockholders of record of our common stock.

Performance Graph

The following stock performance graph is intended to show our stock performance compared with that of comparable companies. The stock performance graph shows the change in market value of $100 invested in our common stock, the Standard & Poor's ("S&P") 500 Stock Index and the S&P Industrial Machinery Index for the period commencing December 31, 2018 through December 31, 2023. The cumulative total stockholder return assumes dividends are reinvested. The stockholder return shown on the graph below is not indicative of future performance.

We believe that our diversified portfolio of businesses, which evolves in accordance with acquisitions, dispositions and other transactions, is better benchmarked against the S&P Industrial Machinery Index for comparison prospectively rather than a self-selected peer group of individual companies.



COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Terex Corporation, the S&P 500 Index
and the S&P 500 Industrial Machinery & Supplies & Components Index

*$100 invested on 12/31/18 in stock or index, including reinvestment of dividends.
Fiscal year ending December 31.

Copyright© 2024 Standard & Poor's, a division of S&P Global. All rights reserved.

	12/18	12/19	12/20	12/21	12/22	12/23
Terex Corporation	100.00	109.68	129.28	164.44	162.05	220.56
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
S&P Industrial Machinery & Components	100.00	136.87	157.91	194.16	165.21	208.28
Copyright© 2023 Standard & Poor's, a division of S&P Global. All rights reserved.						

Purchases of Equity Securities

The following table provides information about our purchases during the quarter ended December 31, 2023 of our common stock that is registered by us pursuant to the Exchange Act.

Issuer Purchases of Equity Securities

Period	Total Number of Shares Purchased [1]	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs [2]	Approximate Dollar Value of Shares that May Yet be Purchased Under the Plans or Programs (in thousands) [2]
October 1, 2023 – October 31, 2023	148,979	$48.47	148,129	$151,793
November 1, 2023 – November 30, 2023	300,798	$48.52	299,841	$137,246
December 1, 2023 – December 31, 2023	105,691	$50.83	102,600	$132,050
Total	555,468	$48.95	550,570	$132,050

[1] Amount includes shares of common stock purchased to satisfy requirements under the Company's deferred compensation obligations to employees.

[2] In July 2018, our Board of Directors authorized the repurchase of up to $300 million of our outstanding shares of common stock. In December 2022, our Board of Directors authorized the additional repurchase up to $150 million of our outstanding shares of common stock.

ITEM 6.   RESERVED

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

BUSINESS DESCRIPTION

Terex is a global manufacturer of materials processing machinery and aerial work platforms. We design, build and support products used in maintenance, manufacturing, energy, recycling, minerals and materials management, and construction applications. Certain Terex products and solutions enable customers to reduce their impact on the environment including electric and hybrid offerings that deliver quiet and emission-free performance, products that support renewable energy, and products that aid in the recovery of useful materials from various types of waste. Our products are manufactured in North America, Europe, Australia and Asia and sold worldwide. We engage with customers through all stages of the product life cycle, from initial specification to parts and service support. We report our business in the following segments: (i) MP and (ii) AWP.

Further information about our reportable segments appears below and in Note B – "Business Segment Information" in the Notes to Consolidated Financial Statements.

Non-GAAP Measures

In this document, we refer to various GAAP (U.S. generally accepted accounting principles) and non-GAAP financial measures. These non-GAAP measures may not be comparable to similarly titled measures disclosed by other companies. We present non-GAAP financial measures in reporting our financial results to provide investors with additional analytical tools which we believe are useful in evaluating our operating results and the ongoing performance of our underlying businesses. We do not, nor do we suggest that investors consider, such non-GAAP financial measures in isolation from, or as a substitute for, financial information prepared in accordance with GAAP.

Non-GAAP measures also include translation effect of foreign currency exchange rate changes on net sales, gross profit, SG&A expenses and operating profit.

As changes in foreign currency exchange rates have a non-operating impact on our financial results, we believe excluding effects of these changes assists in assessment of our business results between periods. We calculate the translation effect of foreign currency exchange rate changes by translating current period results using rates that the comparable prior periods were translated at to isolate the foreign exchange component of fluctuation from the operational component.

We calculate a non-GAAP measure of free cash flow. We define free cash flow as Net cash provided by (used in) operating activities less Capital expenditures, net of proceeds from sale of capital assets. We believe this measure of free cash flow provides management and investors further useful information on cash generation or use in our primary operations.

We discuss forward-looking information related to expected earnings per share ("EPS") excluding the impact of potential future acquisitions, divestitures, restructuring and other unusual items. Our 2024 outlook for earnings per share is a non-GAAP financial measure because it excludes unusual items. The Company is not able to reconcile these forward-looking non-GAAP financial measures to their most directly comparable forward-looking GAAP financial measures without unreasonable efforts because the Company is unable to predict with a reasonable degree of certainty the exact timing and impact of such items. The unavailable information could have a significant impact on the Company's full year 2024 GAAP financial results. This forward-looking information provides guidance to investors about our EPS expectations excluding these unusual items that we do not believe are reflective of our ongoing operations.

Working capital is calculated using the Consolidated Balance Sheet amounts for Receivables (net of allowance) plus Inventories, less Trade accounts payable and Customer advances. We view excessive working capital as an inefficient use of resources, and seek to minimize the level of investment without adversely impacting ongoing operations of the business. Trailing three months annualized net sales is calculated using net sales for the most recent quarter end multiplied by four. The ratio calculated by dividing working capital by trailing three months annualized net sales is a non-GAAP measure we believe measures our resource use efficiency.

Non-GAAP measures also include Net Operating Profit After Tax ("NOPAT") and effective tax rate as adjusted, which is used in the calculation of our after tax return on invested capital ("ROIC") (collectively the "Non-GAAP Measures"), which are discussed in detail below.

Overview

Safety remains our top priority; driven by Think Safe – Work Safe – Home Safe. All Terex team members contributed to our effort of continuing to provide products and services for our customers, while maintaining a safe working environment.

We remain focused on executing our multi-year growth plan and continue to invest in new technologies and products across our businesses. Our strategic operational priorities of execution, innovation and growth continue to strengthen our operations and allow us to capitalize on the strong demand in our end-markets. Our operations teams executed well during 2023, maintaining their focus on improving deliveries to our customers and continuing with cost reduction and productivity improvement initiatives. We continued our investment in technology and new product development, which are important to help enable us to take advantage of sustainability trends such as recycling, electrification and decarbonization. Company-wide investments in new product development and continued deployment of digital customer and dealer solutions are important to help deliver long-term growth. Our permanent Mexico facility continues to advance on time and on budget.

Our performance in 2023 reflected strong, global customer demand in our businesses and excellent execution by our team members in a dynamic and challenging environment. Net sales of $5.2 billion were up 17% year-over-year as end-markets remained strong. Gross margins increased by 310 basis points in the year as volume, pricing, improved manufacturing efficiencies and expense discipline helped to offset cost increases. Income from operations of $637 million was up 52% year-over-year. Operating margin of 12.4% was up 290 basis points compared to the prior year period.

Overall, 2023 financial performance demonstrated continued, strong execution and focus on delivering for our customers and dealers despite continued macroeconomic volatility and lingering supply chain constraints. Although supplier on-time delivery has improved, it remains below historical norms. While our "hospital" inventory decreased from the prior year to $25 million at the end of 2023, we continue to face disruption, highlighting the challenges our team members continue to navigate and overcome. Higher interest rates, inflation and geopolitical uncertainties have had an impact in Europe and we have seen slight softening in that market while demand in North America remains strong.

MP had another strong year with net sales up 15% from the prior year, driven by strong demand for our aggregates, environmental and concrete products. The MP businesses also continued to benefit from dealers looking to replenish their inventory and rental fleets. Our mobile crushing and screening businesses are benefiting from the strength of aggregates and recycled materials. Growth of environmental and waste recycling solutions is driving demand for our wood processing, biomass and recycling equipment. MP's 16.1% operating margin for the year, up 80 basis points as compared to the prior year, was driven by higher sales volume, favorable mix and improved manufacturing efficiencies. Although we are seeing some softness in European order activity, MP's backlog of $768 million remains healthy, supporting our 2024 outlook.

AWP's 2023 net sales were up 18% compared to the prior year period, primarily driven by improved supply chain, higher demand and price realization necessary to mitigate rising costs. Construction, infrastructure, and industrial applications are driving demand for Genie products. Examples of such applications for Genie products include data centers, warehouses and manufacturing facilities. In addition, our Genie business will benefit from positive North American demand, while demand in Europe is softening. We also expect to benefit from the replacement cycle, high utilization rates and increased adoption from emerging markets such as India. Our Utilities business is benefiting from electric grid expansion across the U.S. AWP delivered operating margins of 12.7% in 2023, an improvement of 480 basis points, driven by higher sales volumes, manufacturing efficiencies, cost reduction initiatives and disciplined pricing actions to offset higher costs. AWP continues to have a robust backlog of $2.6 billion, supporting our 2024 outlook. In 2024, we will continue to move multiple production lines throughout our global footprint. While these moves are expected to have long-term benefits, we anticipate they will result in short-term manufacturing inefficiencies.

In 2023, our largest market remained North America, which represented approximately 59% of our global sales. As compared to the prior year, sales were up in all major geographies, with sales up double digits in North America.

We generated $366 million of free cash flow in 2023, more than double the free cash flow generated in the prior year, driven by increased operating profit. We continued to execute our disciplined capital allocation strategy in 2023 as we made strategic investments in our businesses and we returned capital to shareholders. We continued to invest in our businesses with 2023 capital expenditures and investments of $151 million. In 2023, our Board of Directors approved two increases to our quarterly dividend, which equaled a 31% increase in our dividend since the start of 2023 reflecting our continued confidence in our strong financial position. We returned over $100 million to shareholders for the second year in a row. In 2023, we returned $104 million to shareholders, including $61 million in share repurchases and $43 million in dividend payments. We continue to maintain ample liquidity and as of December 31, 2023, we had $971 million in available liquidity, with no near-term debt maturities. See "Liquidity and Capital Resources" for a detailed description of liquidity and working capital levels, including the primary factors affecting such levels, as well as a reconciliation of net cash provided by (used in) operating activities to free cash flow.

Customer demand remains strong for our products and services. However, it is important to realize we are operating in a challenging macroeconomic environment with many variables and geopolitical uncertainties, so results could change, negatively or positively. We expect EPS for 2024 of $6.85 to $7.25 on net sales of $5.1 to $5.3 billion. Our sales outlook incorporates the latest dialogue with our customers and our suppliers and our current supply chain expectations.

ROIC

ROIC and other Non-GAAP Measures (as calculated below) assist in showing how effectively we utilize capital invested in our operations. ROIC is determined by dividing the sum of NOPAT for each of the previous four quarters by the average of Debt less Cash and cash equivalents plus Stockholders' equity for the previous five quarters. NOPAT for each quarter is calculated by multiplying Income (loss) from operations by one minus the full year 2023 effective tax rate as adjusted. Debt is calculated using amounts for Current portion of long-term debt plus Long-term debt, less current portion. We calculate ROIC using the last four quarters' NOPAT as this represents the most recent 12-month period at any given point of determination. In order for the denominator of the ROIC ratio to properly match the operational period reflected in the numerator, we include the average of five quarters' ending balance sheet amounts so that the denominator includes the average of the opening through ending balances (on a quarterly basis) thereby providing, over the same time period as the numerator, four quarters of average invested capital.

In the calculation of ROIC, we adjusted the effective tax rate for a one-time tax benefit derived from recording of a deferred tax asset in relation to our Swiss operations to create a measure that is more useful to understanding our operating results and the ongoing performance of our underlying business as shown in the tables below. Our management and Board of Directors use ROIC as one measure to assess operational performance, including in connection with certain compensation programs. We use ROIC as a metric because we believe it measures how effectively we invest our capital and provides a better measure to compare ourselves to peer companies to assist in assessing how we drive operational improvement. We believe ROIC measures return on the amount of capital invested in our businesses and is an accurate and descriptive measure of our performance. We also believe adding Debt less Cash and cash equivalents to Stockholders' equity provides a better comparison across similar businesses regarding total capitalization, and ROIC highlights the level of value creation as a percentage of capital invested. As the tables below show, our ROIC at December 31, 2023 was 28.5%.

Amounts described below are reported in millions of U.S. dollars, except for the effective tax rate as adjusted. Amounts are as of and for the three months ended for the periods referenced in the tables below.

	Dec '23	Sep '23	Jun '23	Mar '23	Dec '22
Effective tax rate as adjusted	18.2 %	18.2 %	18.2 %	18.2 %	
Income (loss) from operations	$ 115.7	$ 163.2	$ 209.9	$ 147.7	
Multiplied by: 1 minus effective tax rate as adjusted	81.8 %	81.8 %	81.8 %	81.8 %	
Net operating income (loss) after tax	$ 94.6	$ 133.5	$ 171.7	$ 120.8	
Debt	$ 623.2	$ 708.7	$ 736.7	$ 777.0	$ 775.5
Less: Cash and cash equivalents	(370.7)	(352.3)	(297.7)	(254.2)	(304.1)
Debt less Cash and cash equivalents	252.5	356.4	439.0	522.8	471.4
Stockholders' equity	1,672.3	1,496.2	1,432.2	1,294.6	1,181.2
Debt less Cash and cash equivalents plus Stockholders' equity	$ 1,924.8	$ 1,852.6	$ 1,871.2	$ 1,817.4	$ 1,652.6

December 31, 2023 ROIC	28.5 %
NOPAT as adjusted (last 4 quarters)	$ 520.6
Average Debt less Cash and cash equivalents plus Stockholders' equity (5 quarters)	$ 1,823.7

Twelve Months Ended December 31, 2023	Income (loss) from continuing operations before income taxes	(Provision for) benefit from income taxes	Income tax rate
Reconciliation of the full year 2023 effective tax rate:			
As reported	579.7	(63.0)	10.9 %
Effect of adjustments:			
Tax related to Swiss deferred tax asset	—	(42.3)	
As adjusted	$ 579.7	$ (105.3)	18.2 %

RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes included in Exhibit 15 (a) (1) and (2) Financial Statements and Financial Statement Schedules of this Annual Report on Form 10-K. This section of our Annual Report on Form 10-K generally discusses 2023 and 2022 and provides a year-over-year comparison of 2023 and 2022. Discussions of 2021 and year-over-year comparison of 2022 and 2021 are not included in this document and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of our Annual Report on Form 10-K for the year ended December 31, 2022.

Consolidated

	2023	% of Sales	2022	% of Sales	2021	% of Sales	% Change in Reported Amounts 2023 vs 2022
			($ amounts in millions)				
Net sales	$ 5,151.5	—	$ 4,417.7	—	$ 3,886.8	—	16.6 %
Gross profit	1,176.6	22.8 %	871.2	19.7 %	757.4	19.5 %	35.1 %
SG&A expenses	540.1	10.5 %	451.2	10.2 %	429.4	11.0 %	19.7 %
Income from operations	636.5	12.4 %	420.0	9.5 %	328.0	8.4 %	51.5 %

Net sales for the year ended December 31, 2023 increased $733.8 million when compared to 2022. The increase in net sales was primarily due to healthy demand for our products across multiple businesses and all major geographies as well as improvements in the supply chain and price realization necessary to mitigate rising costs.

Gross profit for the year ended December 31, 2023 increased $305.4 million when compared to 2022. The increase was primarily due to incremental profit achieved on higher sales volume, price realization, improved manufacturing efficiencies and cost reduction initiatives.

SG&A expenses for the year ended December 31, 2023 increased $88.9 million when compared to 2022 primarily due to inflation, increased marketing, engineering, technology and incentive compensation expenses as well as incremental spend on new acquisitions.

Income from operations for the year ended December 31, 2023 increased by $216.5 million when compared to 2022. The increase was primarily due to incremental profit achieved on higher sales volume, price realization, improved manufacturing efficiencies and cost reduction initiatives, partially offset by SG&A cost increases.

Materials Processing

	2023	% of Sales	2022	% of Sales	2021	% of Sales	% Change in Reported Amounts 2023 vs 2022
			($ amounts in millions)				
Net sales	$ 2,227.0	—	$ 1,941.6	—	$ 1,691.8	—	14.7 %
Income from operations	358.6	16.1 %	297.8	15.3 %	240.9	14.2 %	20.4 %

Net sales for the year ended December 31, 2023 increased by $285.4 million when compared to 2022 primarily due to robust end-market demand for aggregates across all major geographies as well as concrete products and environmental equipment in North America.

Income from operations for the year ended December 31, 2023 increased $60.8 million when compared to 2022 primarily due to incremental profit achieved on higher sales volume and improved manufacturing efficiencies, partially offset by SG&A cost increases.

Aerial Work Platforms

	2023	% of Sales	2022	% of Sales	2021	% of Sales	% Change in Reported Amounts 2023 vs 2022
				($ amounts in millions)			
Net sales	$ 2,921.7	—	$ 2,483.6	—	$ 2,178.8	—	17.6 %
Income from operations	371.3	12.7 %	196.2	7.9 %	152.1	7.0 %	89.2 %

Net sales for the year ended December 31, 2023 increased $438.1 million when compared to 2022 primarily due to healthy demand for aerial work platforms in all major geographies and telehandlers and utility products in North America as well as improvements in the supply chain and price realization necessary to mitigate rising costs.

Income from operations for the year ended December 31, 2023 increased $175.1 million when compared to 2022 primarily due to incremental profit achieved on higher sales volume, price realization, improved manufacturing efficiencies and cost reduction initiatives, partially offset by SG&A cost increases.

Corporate and Other / Eliminations

	2023	% of Sales	2022	% of Sales	2021	% of Sales	% Change in Reported Amounts 2023 vs 2022
				($ amounts in millions)			
Net sales	$ 2.8	—	$ (7.5)	—	$ 16.2	—	137.3 %
Loss from operations	(93.4)	*	(74.0)	*	(65.0)	*	(26.2)%

* Not a meaningful percentage

Loss from operations for the year ended December 31, 2023 increased $19.4 million when compared to 2022. The increase in operating loss is primarily due to accelerated vesting of stock compensation awards in 2023 and foreign exchange costs allocated to our operating segments in 2022.

Other

	2023	2022	2021	% Change in Reported Amounts 2023 vs 2022
		($ amounts in millions)		
Interest (expense), net of interest income	$ (55.7)	$ (46.3)	$ (47.8)	(20.3)%
Loss on early extinguishment of debt	—	(0.3)	(29.4)	*
Other income (expense) – net	(1.1)	(6.8)	13.0	83.8 %
(Provision for) benefit from income taxes	(63.0)	(66.4)	(46.3)	5.1 %
Gain (loss) on disposition of discontinued operations – net of tax	1.3	(0.2)	3.4	*

* Not a meaningful percentage

Interest Expense, Net of Interest Income

During the year ended December 31, 2023, interest expense, net of interest income, was $55.7 million or $9.4 million higher when compared to the same period in 2022 due primarily to an increase in receivable sales and higher interest rates, partially offset by higher interest income and no term loan interest in the current year period.

Loss on Early Extinguishment of Debt

During the year ended December 31, 2023, there was no loss on early extinguishment of debt compared to a loss of $0.3 million in 2022 due to prepayment of term loans in the prior period.

Other Income (Expense) – Net

Other income (expense) – net for the year ended December 31, 2023 was an expense of $1.1 million, compared to $6.8 million in the same period in 2022. The decrease in expense was primarily due to mark-to-market gains recorded on an equity investment in 2023 compared to losses recorded in 2022, partially offset by higher non-service cost portion of pension expense in 2023.

Income Taxes

During the year ended December 31, 2023, we recognized income tax expense of $63.0 million on income of $579.7 million, an effective tax rate of 10.9%, as compared to income tax expense of $66.4 million on income of $366.6 million, an effective tax rate of 18.1%, for the year ended December 31, 2022. The lower effective tax rate for the year ended December 31, 2023 when compared to the year ended December 31, 2022 was primarily due to one-time tax benefit derived from recording of a deferred tax asset in relation to our Swiss operations.

Gain (Loss) on Disposition of Discontinued Operations – Net of Tax

During the years ended December 31, 2023 and 2022, we recognized a gain (loss) on disposition of discontinued operations - net of tax of $1.3 million and $(0.2) million, respectively. The gain in 2023 primarily relates to post-closing adjustments related to the sales of our former MHPS and mobile cranes businesses. The loss in 2022 primarily related to the sale of our former mobile cranes business in 2019.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Changes in estimates and assumptions used by management could have significant impacts on our financial results. Actual results could differ from those estimates.

We believe the following are among our most significant accounting policies which are important in determining the reporting of transactions and events and which utilize estimates about the effect of matters that are inherently uncertain and therefore are based on management judgment. Please refer to Note A – "Basis of Presentation" in the accompanying Consolidated Financial Statements for a listing of our accounting policies.

Inventories – In valuing inventory, we are required to make assumptions regarding the level of reserves required to value potentially obsolete or over-valued items at the lower of cost or net realizable value ("NRV"). These assumptions require us to analyze the aging of and forecasted demand for our inventory, forecast future product sales prices, pricing trends and margins, and to make judgments and estimates regarding excess and obsolete ("E&O") inventory. Future product sales prices, pricing trends and margins are based on historical experience and actual orders received. Our judgments and estimates for E&O inventory are based on analysis of actual and forecasted usage. Valuation of used equipment taken in trade from customers requires us to use the best information available to determine the value of the equipment to potential customers. This value is subject to change based on numerous conditions. Inventory reserves are established taking into account age, frequency of use, or sale, and in the case of repair parts, installed base of machines. While calculations are made involving these factors, significant management judgment regarding expectations for future events is involved. Future events that could significantly influence our judgment and related estimates include general economic conditions in markets where our products are sold, new equipment price fluctuations, actions of our competitors, including introduction of new products and technological advances, as well as new products and design changes we introduce. We make adjustments to our inventory reserves based on identification of specific situations and increase our inventory reserves accordingly. As further changes in future economic or industry conditions occur, we may revise estimates that were used to calculate our inventory reserves.

If actual conditions are less favorable than those we have projected, we will increase our reserves for lower of cost or NRV, E&O inventory accordingly. Any increase in our reserves will adversely impact our results of operations. Establishment of a reserve for lower of cost or NRV, E&O inventory establishes a new cost basis in the inventory. Such reserves are not reduced until the product is sold.

Revenue Recognition – We recognize revenue when goods or services are transferred to customers in an amount that reflects the consideration which we expect to receive in exchange for those goods or services. In determining when and how revenue is recognized from contracts with customers, we perform the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations and (v) recognition of revenue when (or as) the Company satisfies each performance obligation. The majority of our revenue is recognized at the time of shipment, at the net sales price (transaction price). Estimates of variable consideration, such as volume discounts and rebates, reduce transaction price when it is probable that a customer will attain these types of sales incentives. These estimates are primarily derived from contractual terms and historical experience.

Goodwill – We test goodwill at the reporting unit level for impairment on an annual basis and between annual tests if events and circumstances indicate it is more likely than not that the fair value of a reporting unit is less than its carrying value. Our annual impairment test date is the first day of our fiscal fourth quarter. We consider whether each component of an operating segment meets the criteria for a reporting unit. However, we aggregate two or more components of an operating segment into a single reporting unit if the components have similar economic characteristics.

In performing the goodwill impairment test, we may first perform a qualitative assessment or bypass the qualitative assessment and proceed directly to performing the quantitative impairment test. A qualitative assessment requires that we consider events or circumstances including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in the composition or carrying amount of a reporting segment's net assets and changes in our stock price. If, after assessing the totality of events or circumstances, we determine that it is more likely than not that the fair values of our reporting units are greater than the carrying amounts, then a quantitative impairment test does not need to be performed.

If the qualitative assessment indicates a quantitative analysis should be performed or a quantitative analysis is directly elected, we evaluate goodwill for impairment by comparing the fair value of each of our reporting units to its carrying value, including the associated goodwill. To determine the fair values, we use an income approach, along with other relevant market information, derived from a discounted cash flow model to estimate fair value of our reporting units. An impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if any, would be recognized. The loss recognized would not exceed total amount of goodwill allocated to that reporting unit. The quantitative assessment indicated that each reporting unit had an estimated fair value which substantially exceeded its respective carrying amount at the annual impairment test date.

Long-Lived Assets – We assess the realizability of our long-lived assets, including definite-lived intangible assets, and evaluate such assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets (or group of assets) may not be recoverable. Impairment is determined to exist if estimated future undiscounted cash flows are less than carrying value. If an impairment is indicated, assets are written down to their fair value, which is typically determined by a discounted cash flow analysis. Future cash flow projections include assumptions regarding future sales levels and the level of working capital needed to support the assets. We use data developed by business segment management as well as macroeconomic data in making these calculations. There are no assurances that future cash flow assumptions will be achieved. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and carrying value of the asset.

Accrued Warranties – We record accruals for potential warranty claims based on our claim experience. A liability for estimated warranty claims is accrued at the time of sale. The liability is established using historical warranty claims experience for each product sold. Historical claims experience may be adjusted for known design improvements or for the impact of unusual product quality issues. Assumptions are updated for known events that may affect the potential warranty liability. However, actual claims could be higher or lower than amounts estimated, as the amount and value of warranty claims are subject to variation as a result of many factors that cannot be predicted with certainty, including production quality issues, performance of new products, models and technology, changes in weather conditions for product operation, different uses for products and other similar factors.

Income Taxes – We estimate income taxes based on enacted tax laws in the various jurisdictions where we conduct business. We recognize deferred income tax assets and liabilities, which represent future tax benefits or obligations of our legal entities. These deferred income tax balances arise from temporary differences due to divergent treatment of certain items for accounting and income tax purposes.

We evaluate the net realizable value of our deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character, amount and timing to result in the use of our deferred tax assets. "Character" refers to the type (ordinary income versus capital gain) as well as the source (foreign vs. domestic) of the income we generate. "Timing" refers to the period in which future income is expected to be generated. Timing is important because, in certain jurisdictions, net operating losses or other tax attributes expire if not used within an established statutory time frame. We record a valuation allowance for each deferred tax asset for which realization is not assessed as more likely than not.

We must consider all objective evidence, both positive and negative, in evaluating the future realization of our deferred tax assets, including tax loss carry forwards. Available evidence, including historical information is supplemented by currently obtainable information about future tax years. Realization of deferred tax assets requires sufficient taxable income of the appropriate character. Based on these evaluations, we have determined that it is more likely than not that expected future earnings will be sufficient to use most of our deferred tax assets. To the extent estimates of future taxable income decrease or do not materialize, additional valuation allowances may be required.

We do not provide for foreign income and withholding, U.S. federal, or state income taxes or tax benefits on differences between financial reporting basis and tax basis of our non-U.S. subsidiaries where such differences are reinvested and, in our opinion, will continue to be indefinitely reinvested. We do not record deferred income taxes on the temporary difference between the book and tax basis in domestic subsidiaries where permissible. At this time, determination of the unrecognized deferred tax liabilities for temporary differences related to our investment in non-U.S. subsidiaries is not practicable. If earnings of foreign subsidiaries are not considered indefinitely reinvested, foreign income and withholding, U.S. federal or state income taxes may have to be provided.

Judgments and estimates are required to determine tax expense and deferred tax valuation allowances and in assessing uncertain tax positions. Tax returns are subject to audit and local taxing authorities could challenge tax-filing positions we take. Our practice is to file income tax returns that conform to requirements of each jurisdiction and to record provisions for tax liabilities, including interest and penalties, in accordance with Accounting Standards Codification 740, "Income Taxes." Given the continued changes and complexity in worldwide tax laws, coupled with our geographic scope and size there may be greater exposure to uncertain tax positions. Given the subjective nature of applicable tax laws, results of an audit of some of our tax returns could have a significant impact on our consolidated financial statements.

RECENT ACCOUNTING STANDARDS

Please refer to Note A – "Basis of Presentation" in the accompanying Consolidated Financial Statements for a summary of recently issued accounting standards.

LIQUIDITY AND CAPITAL RESOURCES

We are focused on generating cash and maintaining liquidity (cash and availability under our revolving line of credit) for the efficient operation of our business. At December 31, 2023, we had cash and cash equivalents of $371 million and undrawn availability under our revolving line of credit of $600 million, giving us total liquidity of approximately $971 million. During the year ended December 31, 2023, our liquidity increased by approximately $244 million from December 31, 2022 primarily due to cash generated from operations and sale of capital assets, partially offset by capital expenditures, share repurchases, dividends, and acquisitions and investments.

Our main sources of funding are cash generated from operations, including cash generated from the sale of receivables, loans from our bank credit facilities and funds raised in capital markets. We have no significant debt maturities until 2029 and we have increased our focus on free cash flow generation. Our actions to maintain liquidity include disciplined management of costs and working capital. We believe these measures will provide us with adequate liquidity to comply with our financial covenants under our bank credit facility, continue to support internal operating initiatives and meet our operating and debt service requirements for at least the next 12 months from the date of issuance of this annual report. See Part I, Item 1A. – "Risk Factors" for a detailed description of the risks resulting from our debt and our ability to generate sufficient cash flow to operate our business.

Our ability to generate cash from operations is subject to numerous factors, including the following:

- The duration and depth of the global economic volatility resulting from supply chain constraints, inflationary pressures, foreign exchange rate volatility, geopolitical uncertainty and rising interest rates.
- As our sales change, the amount of working capital needed to support our business may change.
- Many of our customers fund their purchases through third-party finance companies that extend credit based on the creditworthiness of customers and expected residual value of our equipment. Changes either in customers' credit profile or used equipment values may affect the ability of customers to purchase equipment. There can be no assurance that third-party finance companies will continue to extend credit to our customers as they have in the past.
- Our suppliers extend payment terms to us primarily based on our overall credit rating. Deterioration in our credit rating may influence suppliers' willingness to extend terms and in turn accelerate cash requirements of our business.
- Sales of our products are subject to general economic conditions, weather, competition, translation effect of foreign currency exchange rate changes, and other factors that in many cases are outside our direct control. For example, during periods of economic uncertainty, our customers have delayed purchasing decisions, which reduces cash generated from operations.
- Availability and utilization of other sources of liquidity such as trade accounts receivable sales programs.

Typically, we have invested our cash in a combination of highly rated, liquid money market funds and in short-term bank deposits with large, highly rated banks. Our investment objective is to preserve capital and liquidity while earning a market rate of interest.

We seek to use cash held by our foreign subsidiaries to support our operations and continued growth plans through funding of capital expenditures, operating expenses or other similar cash needs of worldwide operations. Most of this cash could be used in the U.S., if necessary, without additional tax expense. Incremental cash repatriated to the U.S. would not be expected to result in material foreign income and withholding, U.S. federal or state income tax cost. We will continue to seek opportunities to tax-efficiently mobilize and redeploy funds.

We had free cash flow of $365.7 million for the year ended December 31, 2023.

The following table reconciles net cash provided by (used in) operating activities to free cash flow (in millions):

	Year Ended 12/31/2023	
Net cash provided by (used in) operating activities	$	459.3
Capital expenditures, net of proceeds from sale of capital assets [1]		(93.6)
Free cash flow (use)	$	365.7

[1] Amount includes $127.2 million of capital expenditures, net of $33.6 million of proceeds from sale of capital assets.

Pursuant to terms of our trade accounts receivable factoring arrangements, during the year ended December 31, 2023, we sold, without material recourse, approximately $835 million of trade accounts receivable to enhance liquidity.

Working capital as a percent of trailing three month annualized net sales was 20.4% at December 31, 2023.

The following tables show the calculation of our working capital and trailing three months annualized sales as of December 31, 2023 (in millions):

	Three months ended December 31, 2023
Net sales	$ 1,222.6
x	4
Trailing three month annualized net sales	$ 4,890.4

	As of December 31, 2023
Inventories	$ 1,186.0
Receivables	547.8
Trade accounts payable	(702.6)
Customer advances	(32.2)
Working capital	$ 999.0

We remain focused on expanding customer financing solutions in key markets like the U.S., Europe and China. We also anticipate our continued use of TFS to drive incremental sales by facilitating customer financing.

On April 1, 2023, we acquired a manufacturer of bulk material handling conveyors based in Missouri, and real estate from Continental Real Estate LLC, to expand manufacturing capacity for mobile conveying equipment in North America for cash consideration of approximately $6 million. See Note D - "Acquisitions and Dispositions" in our Consolidated Financial Statements for additional information regarding this transaction.

During the year ended December 31, 2023, we repurchased 1,287,214 shares for $60.7 million leaving approximately $132 million available for repurchase under our share repurchase programs.

Our Board of Directors declared a dividend of $0.15 per share in the first and second quarters of 2023 and $0.17 per share in the third and fourth quarters of 2023, which were paid to our stockholders. In February 2024, our Board of Directors declared a dividend of $0.17 per share, which will be paid on March 19, 2024 to our stockholders of record as of March 8, 2024.

Our ability to access capital markets to raise funds, through sale of equity or debt securities, is subject to various factors, some specific to us and others related to general economic and/or financial market conditions. These include results of operations, projected operating results for future periods and debt to equity leverage. Our ability to access capital markets is also subject to our timely filing of periodic reports with the SEC. In addition, terms of our bank credit facilities and senior notes contain restrictions on our ability to make further borrowings and to sell substantial portions of our assets.

The Company's material cash requirements include the following contractual and other obligations:

Debt

As of December 31, 2023, the Company had outstanding debt of $595.5 million, with $0.2 million payable within 12 months, exclusive of minimum lease payments for capital lease obligations and secured borrowings. Future interest payments associated with the outstanding debt are approximately $180 million with $30 million payable within 12 months. For detailed debt information see Note J – "Long Term Obligations" in Notes to Consolidated Financial Statements.

Leases

The Company has leases for real property, vehicles and office and industrial equipment. As of December 31, 2023, the Company had contractual fixed costs primarily related to lease commitments of approximately $160 million, with $43 million payable within 12 months. For detailed lease information see Note K – "Leases" in Notes to Consolidated Financial Statements.

Purchase Obligations

The Company had purchase obligations of approximately $686 million, with substantially all purchase obligations payable within 12 months. Purchase obligations include non-cancellable and cancellable commitments. In many cases, cancellable commitments contain penalty provisions for cancellation.

We reported a liability of $6.4 million related to unrecognized tax benefits as of December 31, 2023 and do not expect this liability to change materially in 2024. As such, any related payments in 2024 should not be significant.

Additionally, at December 31, 2023, we had outstanding letters of credit that totaled $119.9 million and maximum exposure of $89.4 million for credit guarantees outstanding related to recourse provided to third-party financial institutions when customers finance the purchase of equipment.

We maintain defined benefit pension plans for some of our U.S. and non-U.S. operations. It is our policy to fund the retirement plans at the minimum level required by applicable regulations. In 2023, we made cash contributions and payments to the retirement plans of $9.8 million, and we estimate that our retirement plan contributions will be approximately $10 million in 2024. Changes in market conditions, changes in our funding levels or actions by governmental agencies may result in accelerated funding requirements in future periods.

In 2024, we expect approximately $145 million in capital expenditures, with our largest expenditure related to our manufacturing facility in Mexico.

Cash Flows

Cash provided by operations was $459.3 million and $261.2 million for the years ended December 31, 2023 and 2022, respectively. The increase in cash provided by operations was primarily driven by increased operating profitability in the current year.

Cash used in investing activities was $114.4 million and $154.1 million for the years ended December 31, 2023 and 2022, respectively. The decrease in cash used in investing activities relates primarily to higher proceeds from the sale of capital assets and lower acquisition and investment activity, partially offset by higher capital expenditures in the current year.

Cash used in financing activities was $287.8 million and $54.9 million for the year ended December 31, 2023 and 2022, respectively. The increase in cash used in financing activities was primarily due to higher debt repayments and lower debt borrowing in the current year, partially offset by lower share repurchases in the current year.

OFF-BALANCE SHEET ARRANGEMENTS

Guarantees

We may assist customers in their rental, leasing and acquisition of our products by facilitating financing transactions directly between (i) end-user customers, distributors and rental companies and (ii) third-party financial institutions, providing recourse in certain circumstances. The expectation of losses or non-performance is evaluated based on consideration of historical customer assessments, current financial conditions, reasonable and supportable forecasts, equipment collateral value and other factors. Many of these factors, including the assessment of a customer's ability to pay, are influenced by economic and market factors that cannot be predicted with certainty. Our maximum liability is generally limited to our customer's remaining payments due to the third-party financial institutions at the time of default. In the event of a customer default, we are generally able to recover and dispose of the equipment at a minimum loss, if any, to us. Reserves are recorded for expected loss over the contractual period of risk exposure.

There can be no assurance that our historical experience in used equipment markets will be indicative of future results. Our ability to recover losses experienced from our guarantees may be affected by economic conditions in used equipment markets at the time of loss.

See Note N – "Litigation and Contingencies" in the Notes to Consolidated Financial Statements for further information regarding our guarantees.

CONTINGENCIES AND UNCERTAINTIES

Foreign Exchange and Interest Rate Risk

Our products are sold in over 100 countries around the world and, accordingly, our revenues are generated in foreign currencies, while costs associated with those revenues are only partly incurred in the same currencies. Primary currencies to which we are exposed are the Euro, British Pound, Chinese Yuan, Indian Rupee, Australian Dollar and Mexican Peso. We purchase hedging instruments to manage variability of future cash flows associated with recognized assets or liabilities due to changing currency exchange rates. See Risk Factors in Part I, Item 1A. for further information on our foreign exchange risk.

We manage our exposure to interest rate risk by establishing a mix of indebtedness bearing interest at both floating and fixed rates at inception and maintain a ratio of floating and fixed rates on this mix of indebtedness using interest rate derivatives when necessary.

See Note I – "Derivative Financial Instruments" in the Notes to Consolidated Financial Statements for further information regarding our derivatives and Item 7A. – "Quantitative and Qualitative Disclosures About Market Risk" for a discussion of the impact changes in foreign currency exchange rates and interest rates may have on our financial performance.

Other

We are subject to a number of contingencies and uncertainties including, without limitation, product liability claims, workers' compensation liability, intellectual property litigation, self-insurance obligations, tax examinations, guarantees, class action lawsuits and other matters. See Note N – "Litigation and Contingencies" in the Notes to Consolidated Financial Statements for more information regarding contingencies and uncertainties, including our proceedings involving a claim in Brazil regarding payment of ICMS tax, penalties and related interest. We are insured for product liability, general liability, workers' compensation, employer's liability, property damage, intellectual property and other insurable risks required by law or contract with retained liability to us or deductibles. Many of the exposures are unasserted or proceedings are at a preliminary stage, and it is not presently possible to estimate the amount or timing of any liability. However, we do not believe these contingencies and uncertainties will, individually or in aggregate, have a material adverse effect on our operations. For contingencies and uncertainties other than income taxes, when it is probable a loss will be incurred and possible to make reasonable estimates of our liability with respect to such matters, a provision is recorded for the amount of such estimate or for the minimum amount of a range of estimates when it is not possible to estimate the amount within the range that is most likely to occur.

We generate hazardous and non-hazardous wastes in the normal course of our manufacturing operations. As a result, we are subject to a wide range of environmental laws and regulations. All of our employees are required to obey all applicable health, safety and environmental laws and regulations and must observe the proper safety rules and environmental practices in work situations. These laws and regulations govern actions that may have adverse environmental effects, such as discharges to air and water, and require compliance with certain practices when handling and disposing of hazardous and non-hazardous wastes. These laws and regulations would also impose liability for the costs of, and damages resulting from, cleaning up sites, past spills, disposals and other releases of hazardous substances, should any such events occur. We are committed to complying with these standards and monitoring our workplaces to determine if equipment, machinery and facilities meet specified safety standards. Each of our manufacturing facilities is subject to an environmental audit at least once every five years to monitor compliance. Also, no incidents have occurred which required us to pay material amounts to comply with such laws and regulations. We are dedicated to ensuring that safety and health hazards are adequately addressed through appropriate work practices, training and procedures. We are committed to reducing injuries and working towards a world-class level of safety practices in our industry. See Part I, Item 1. – "Business – Safety and Environmental Considerations" for additional discussion of safety and environmental items.

ITEM 7A.   QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to certain market risks that exist as part of our ongoing business operations and we use derivative financial instruments, where appropriate, to manage these risks. As a matter of policy, we do not engage in trading or speculative transactions. For further information on accounting related to derivative financial instruments, refer to Note I – "Derivative Financial Instruments" in our Consolidated Financial Statements.

Foreign Exchange Risk

Our products are sold in over 100 countries around the world. The reporting currency for our consolidated financial statements is the U.S. dollar. Certain of our assets, liabilities, expenses, revenues and earnings are denominated in other countries' currencies, including the Euro, British Pound, Chinese Yuan, Indian Rupee, Australian Dollar and Mexican Peso. Those assets, liabilities, expenses, revenues and earnings are translated into U.S. dollars at the applicable foreign exchange rates to prepare our consolidated financial statements. Therefore, increases or decreases in foreign exchange rates between the U.S. dollar and those other currencies affect the value of those items as reflected in our consolidated financial statements, even if their value remains unchanged in their original currency. Due to continued volatility of foreign exchange rates to the U.S. dollar, fluctuations in foreign exchange rates may have an impact on the accuracy of our financial guidance. Such fluctuations in foreign exchange rates relative to the U.S. dollar may cause our actual results to differ materially from those anticipated and have a material adverse effect on our business or results of operations. We assess foreign currency risk based on transactional cash flows, identify naturally offsetting positions and purchase hedging instruments to partially offset anticipated exposures.

At December 31, 2023, we performed a sensitivity analysis on the impact that aggregate changes in the translation effect of foreign exchange rate changes would have on our operating income. Based on this sensitivity analysis, we have determined that a change in the value of the U.S. dollar relative to other currencies by 10% to amounts already incorporated in the financial statements for the year ended December 31, 2023 would have had approximately a $50 million impact on the translation effect of foreign exchange rate changes already included in our reported operating income for the period ended December 31, 2023.

Interest Rate Risk

We are exposed to interest rate volatility with regard to future issuances of fixed rate debt and existing issuances of variable rate debt. Primary exposure includes movements in benchmark rates. We manage our exposure to interest rate risk by establishing a mix of indebtedness bearing interest at both floating and fixed rates at inception and maintain a ratio of floating and fixed rates on this mix of indebtedness using interest rate derivatives when necessary. At December 31, 2023, less than 1% of our debt was floating rate debt and the weighted average interest rate of our total debt was 4.15%.

At December 31, 2023, we performed a sensitivity analysis for our financial instruments that have interest rate risk. We calculated the pretax earnings effect on our interest sensitive instruments. Based on this sensitivity analysis, we have determined that an increase of 10% in our average floating interest rates at December 31, 2023 would not have materially increased interest expense during the year ended December 31, 2023.

Commodities Risk

In the absence of labor strikes or other unusual circumstances, substantially all materials and components are normally available from multiple suppliers. However, certain of our businesses receive materials and components from a single source supplier, although alternative suppliers of such materials may be generally available. Delays in our suppliers' abilities, especially any sole suppliers for a particular business, to provide us with necessary materials and components may delay production at a number of our manufacturing locations, or may require us to seek alternative supply sources. Delays in obtaining supplies may result from a number of factors affecting our suppliers, including capacity constraints, regulatory changes, freight and container availability, labor disputes, suppliers' impaired financial condition, suppliers' allocations to other purchasers, weather emergencies, pandemics or acts of war or terrorism. Any delay in receiving supplies could impair our ability to deliver products to our customers and, accordingly, could have a material adverse effect on our business, results of operations and financial condition. Current and potential suppliers are evaluated regularly on their ability to meet our requirements and standards. We actively manage our material sourcing, and employ various methods to limit risk associated with commodity cost fluctuations and availability. While the overall continuity of material supply into our manufacturing operations has improved from the prior year, we continue to experience intermittent disruptions with certain material types, most notably electronic components. We have designed and implemented plans to mitigate the impact of these risks by using alternate suppliers, expanding our supply base globally, leveraging our overall purchasing volumes to obtain favorable pricing and quantities, developing a closer working relationship with key suppliers and purchasing hedging instruments to partially offset anticipated exposures. However, we anticipate that we will continue to be affected by intermittent material shortages and production delays into 2024, though the extent of these disruptions has eased.

Principal materials and components used in our various manufacturing processes include steel, castings, engines, tires, hydraulics, cylinders, drive trains, electric controls and motors, semiconductors, and a variety of other commodities and fabricated or manufactured items. Inflationary pressure on certain purchased components have continued while the cost of U.S. steel increased in the latter part of 2023. Additionally, import of certain purchased components and parts may be impacted by the implications of sanctions preventing the use of iron and steel from Russia in such components and parts. Tariffs on certain Chinese origin goods continue to put pressure on input costs, which we have been able to partially mitigate through the U.S. Government's exclusion process, which has been extended through May 31, 2024, duty draw back and other mechanisms we continue to explore. If we are unable to recover a substantial portion of increased costs from our customers and suppliers or through duty draw back, our business or results of operations could be adversely affected. We will continue to monitor international trade policy and will make adjustments to our supply base where possible to mitigate the impact on our costs. For more information on commodities risk, see Part I, Item 1A. – Risk Factors.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The report of our independent registered public accounting firms and our consolidated financial statements and financial statement schedule are filed pursuant to this Item 8 and are included later in this report. See Index to Consolidated Financial Statements and Financial Statement Schedule on page F-1.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

We maintain disclosure controls and procedures that are designed to ensure information required to be disclosed in reports we file under the Exchange Act is recorded, processed, summarized and reported within time periods specified in the SEC's rules and forms, and such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate, to allow timely decisions regarding required financial disclosure. In connection with the preparation of this Annual Report on Form 10-K, our management carried out an evaluation, under supervision and with participation of our management, including the CEO and CFO, as of December 31, 2023, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) under the Exchange Act. Based upon this evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of December 31, 2023.

Management's Annual Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Company, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that: pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; provide reasonable assurance transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management has conducted an assessment, including testing, of the effectiveness of our internal control over financial reporting as of December 31, 2023. In making its assessment of internal control over financial reporting, management used the criteria in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Company's management has concluded that, as of December 31, 2023, the Company's internal control over financial reporting was effective.

The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by KPMG LLP, an independent registered public accounting firm, as stated in their report which appears in this Annual Report on Form 10-K.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended December 31, 2023 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Effectiveness of any system of controls and procedures is subject to certain limitations, and, as a result, there can be no assurance our controls and procedures will detect all errors or fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that objectives of the control system will be attained.

ITEM 9B.   OTHER INFORMATION

During the three months ended December 31, 2023, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted, modified or terminated a "Rule 10b5-1 trading arrangement" or a "non-Rule 10b5-1 trading arrangement" as such terms are defined under Item 408 of Regulation S-K.

ITEM 9C.   DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information required by Item 10 is incorporated by reference from the definitive Terex Corporation Proxy Statement to be filed with the SEC within 120 days after the year covered by this Annual Report on Form 10-K.

Item 405 of Regulation S-K calls for disclosure of any known late filing or failure by an insider to file a report required by Section 16(a) of the Exchange Act. To the extent disclosure for delinquent reports is being made, it can be found under the caption "Delinquent Section 16(a) Reports" in the Terex Corporation Proxy Statement to be filed with the SEC within 120 days after the year covered by this Annual Report on Form 10-K and is incorporated herein by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information required by Item 11 is incorporated by reference from the definitive Terex Corporation Proxy Statement to be filed with the SEC within 120 days after the year covered by this Annual Report on Form 10-K.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Equity Compensation Plan Information

The following table summarizes information about the Company's equity compensation plans as of December 31, 2023:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans
Equity compensation plans approved by stockholders	—[1]	$—	2,395,490
Equity compensation plans not approved by stockholders	—	—	—
Total	—		2,395,490

[1] This does not include 1,615,314 shares of restricted stock awards and 750,048 shares held in a rabbi trust for a deferred compensation plan.

The other information required by Item 12 is incorporated by reference from the definitive Terex Corporation Proxy Statement to be filed with the SEC within 120 days after the year covered by this Annual Report on Form 10-K.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by Item 13 is incorporated by reference from the definitive Terex Corporation Proxy Statement to be filed with the SEC within 120 days after the year covered by this Annual Report on Form 10-K.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our independent registered public accounting firm is KPMG LLP, New York, NY, Auditor ID: 185.

The information required by Item 14 is incorporated by reference from the definitive Terex Corporation Proxy Statement to be filed with the SEC within 120 days after the year covered by this Annual Report on Form 10-K.

PART IV

ITEM 15.   EXHIBIT AND FINANCIAL STATEMENT SCHEDULES

(a) (1) and (2) Financial Statements and Financial Statement Schedules.

See "Index to Consolidated Financial Statements and Financial Statement Schedule" on Page F-1.

(3) Exhibits

The exhibits set forth below are filed as part of this Annual Report on Form 10-K.

Exhibit No.	Exhibit
3.1	Restated Certificate of Incorporation of Terex Corporation (incorporated by reference to Exhibit 3.1 of the Form S-1 Registration Statement of Terex Corporation, Registration No. 33-52297).
3.2	Certificate of Elimination with respect to the Series B Preferred Stock (incorporated by reference to Exhibit 4.3 of the Form 10-K for the year ended December 31, 1997 of Terex Corporation, Commission File No. 1-10702).
3.3	Certificate of Amendment to Certificate of Incorporation of Terex Corporation dated September 5, 1998 (incorporated by reference to Exhibit 3.3 of the Form 10-K for the year ended December 31, 1998 of Terex Corporation, Commission File No. 1-10702).
3.4	Certificate of Amendment of the Certificate of Incorporation of Terex Corporation dated July 17, 2007 (incorporated by reference to Exhibit 3.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated July 17, 2007 and filed with the Commission on July 17, 2007).
3.5	Amended and Restated Bylaws of Terex Corporation (incorporated by reference to Exhibit 3.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated October 15, 2015 and filed with the Commission on October 19, 2015).
4.1	Indenture, dated July 20, 2007, between Terex Corporation and HSBC Bank USA, National Association, as Trustee, relating to senior debt securities (incorporated by reference to Exhibit 4.1 of the Form S-3 Registration Statement of Terex Corporation, Registration No. 333-144796).
4.2	Indenture, dated July 20, 2007, between Terex Corporation and HSBC Bank USA, National Association, as Trustee, relating to subordinated debt securities (incorporated by reference to Exhibit 4.2 of the Form S-3 Registration Statement of Terex Corporation, Registration No. 333-144796).
4.3	Indenture, dated April 1, 2021, among Terex Corporation, the guarantors named therein and HSBC Bank USA, National Association, as Trustee, relating to 5% Senior Notes due 2029 (incorporated by reference to Exhibit 4.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated April 1, 2021 and filed with the Commission on April 6, 2021).
4.4	Description of Capital Stock. *
10.1	Terex Corporation Amended and Restated Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated May 11, 2017 and filed with the Commission on May 15, 2017). ***
10.2	Terex Corporation Amended and Restated Supplemental Executive Retirement Plan (incorporated by reference to Exhibit 10.10 of the Form 10-K for the year ended December 31, 2008 of Terex Corporation, Commission File No. 1-10702). ***
10.3	Terex Corporation Amended and Restated Deferred Compensation Plan (incorporated by reference to Exhibit 10.11 of the Form 10-Q for the quarter ended June 30, 2004 of Terex Corporation, Commission File No. 1-10702). ***
10.4	Amendment to the Terex Corporation Amended and Restated Deferred Compensation Plan (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated October 14, 2008 and filed with the Commission on October 17, 2008). ***

10.5 Terex Corporation Deferred Compensation Plan dated as of March 3, 2022 (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated May 19, 2022 and filed with the Commission May 23, 2022). ***

10.6 Employment Letter from Terex Corporation signed by John Garrison on October 15, 2015 (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated October 15, 2015 and filed with the Commission on October 19, 2015). ***

10.7 Employment Letter from Terex Corporation signed by Julie A. Beck on February 9, 2022 (incorporated by reference to Exhibit 10.16 of the Form 10-K for the year ended December 31, 2021). ***

10.8 Form of Restricted Stock Agreement (time based granted 2019) under the Terex Corporation 2018 Omnibus Incentive Plan between Terex Corporation and participants of the 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.2 of the Form 10-Q for the quarter ended March 31, 2019 of Terex Corporation, Commission File No. 1-10702). ***

10.9 Form of Restricted Stock Agreement (performance based granted 2019) under the Terex Corporation 2018 Omnibus Incentive Plan between Terex Corporation and participants of the 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.3 of the Form 10-Q for the quarter ended March 31, 2019 of Terex Corporation, Commission File No. 1-10702). ***

10.10 Terex Corporation Amended and Restated 2018 Omnibus Incentive Plan (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated May 6, 2021 and filed with the Commission May 11, 2021). ***

10.11 Form of Change in Control and Severance Agreement between Terex Corporation and certain executive officers (incorporated by reference to Exhibit 10.4 of the Form 10-Q for the quarter ended March 31, 2019 of Terex Corporation, Commission File No. 1-10702). ***

10.12 Form of Change in Control and Severance Agreement between Terex Corporation and certain executive officers (incorporated by reference to Exhibit 10.5 of the Form 10-Q for the quarter ended March 31, 2019 of Terex Corporation, Commission File No. 1-10702). ***

10.13 Amendment and Restatement Agreement dated as of April 1, 2021, relating to the Credit Agreement dated as of January 31, 2017, among Terex Corporation and certain of its subsidiaries, the Lenders and Issuing Banks named therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated April 1, 2021 and filed with the Commission April 6, 2021).

10.14 Amended and Restated Credit Agreement dated as of April 1, 2021, among Terex Corporation and certain of its subsidiaries, the Lenders and Issuing Banks named therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.2 of the Form 8-K Current Report, Commission File No. 1-10702, dated April 1, 2021 and filed with the Commission April 6, 2021).

10.15 Amendment No. 1 dated as of May 8, 2023 to the Amended and Restated Credit Agreement dated as of April 1, 2021, among Terex Corporation, certain of its subsidiaries, the Lenders and Issuing Banks named therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated May 8, 2023 and filed with the Commission May 10, 2023).

10.16 Guarantee and Collateral Agreement dated as of January 31, 2017, among Terex Corporation, certain of its subsidiaries, and Credit Suisse AG, Cayman Islands Branch, as Collateral Agent (incorporated by reference to Exhibit 10.2 of the Form 8-K Current Report, Commission File No. 1-10702, dated January 31, 2017 and filed with the Commission February 2, 2017).

10.17 Amendment dated as of December 29, 2022, relating to the Guarantee and Collateral Agreement dated as of January 31, 2017, among Terex Corporation, certain of its subsidiaries, the Lenders and Issuing Banks named therein and Credit Suisse AG, Cayman Islands Branch, as Administrative Agent and Collateral Agent (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated December 29, 2022 and filed with the Commission December 30, 2022).

10.18 Employment Letter from Terex Corporation signed by Simon Meester on October 12, 2023 (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated October 12, 2023 and filed with the Commission on October 17, 2023). ***

10.19	Consulting Agreement between Terex Corporation and John L. Garrison, Jr., dated December 14, 2023 (incorporated by reference to Exhibit 10.1 of the Form 8-K Current Report, Commission File No. 1-10702, dated December 14, 2023 and filed with the Commission on December 18, 2023). ***
21.1	Subsidiaries of Terex Corporation. *
23.1	Consent of Independent Registered Public Accounting Firm KPMG LLP, New York, NY. *
24.1	Power of Attorney. *
31.1	Chief Executive Officer Certification pursuant to Rule 13a-14(a)/15d-14(a). *
31.2	Chief Financial Officer Certification pursuant to Rule 13a-14(a)/15d-14(a). *
32	Chief Executive Officer and Chief Financial Officer Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes – Oxley Act of 2002. **
97	Terex Corporation Clawback Policy. *
101.INS	XBRL Instance Document - the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
101.SCH	XBRL Taxonomy Extension Schema Document. *
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document. *
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document. *
101.LAB	XBRL Taxonomy Extension Label Linkbase Document. *
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document. *
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

*	Exhibit filed with this document.
**	Exhibit furnished with this document.
***	Denotes a management contract or compensatory plan or arrangement.

ITEM 16.   FORM 10-K SUMMARY

Not applicable.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TEREX CORPORATION

By: /s/ Simon A. Meester   February 9, 2024

Simon A. Meester

President, Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

NAME	TITLE	DATE
/s/ Simon A. Meester Simon A. Meester	President, Chief Executive Officer and Director (Principal Executive Officer)	February 9, 2024
/s/ Julie A. Beck Julie A. Beck	Senior Vice President and Chief Financial Officer (Principal Financial Officer)	February 9, 2024
/s/ Stephen A. Johnston Stephen A. Johnston	Vice President, Chief Accounting Officer and Controller (Principal Accounting Officer)	February 9, 2024
*/s/ Paula H. J. Cholmondeley Paula H. J. Cholmondeley	Director	
*/s/ Don DeFosset Don DeFosset	Director	
*/s/ Thomas J. Hansen Thomas J. Hansen	Director	
*/s/ Sandie O'Connor Sandie O'Connor	Director	
*/s/ Christopher Rossi Christopher Rossi	Director	
*/s/ Andra Rush Andra Rush	Director	
*/s/ David A. Sachs David A. Sachs	Non-Executive Chairman	
*/s/ Oluseun Salami Oluseun Salami	Director	

*By /s/ Julie A. Beck   February 9, 2024

    Julie A. Beck, as Attorney-in-Fact

THIS PAGE IS INTENTIONALLY BLANK

NEXT PAGE IS NUMBERED "F-1"

TEREX CORPORATION AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS AND FINANCIAL STATEMENT SCHEDULE

TEREX CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2023 AND 2022
AND FOR EACH OF THE THREE YEARS
IN THE PERIOD ENDED DECEMBER 31, 2023

All other schedules for which provision is made in the applicable regulations of the Securities and Exchange Commission ("SEC") are not required under the related instructions, or are not applicable, and therefore have been omitted.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and
Board of Directors of Terex Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Terex Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income (loss), changes in stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Identification of uncertain tax positions and the recoverability of deferred tax assets

As described in Note C – "Income Taxes" to the consolidated financial statements, the Company reported a liability of $6.4 million related to unrecognized tax benefits and net deferred tax assets of $174.7 million as of December 31, 2023. The Company conducts business globally, and exercises judgment in its assessment of uncertain tax positions and in its evaluation of the recoverability of deferred tax assets, particularly for certain foreign jurisdictions. The Company assesses the net realizable value of its deferred tax assets based on available evidence, including historical information that is supplemented by currently available information about future tax years. Where the Company has determined that a tax return filing position does not satisfy the more likely than not recognition threshold, it has recorded no tax benefits.

We identified the identification of uncertain tax positions and evaluation of the recoverability of deferred tax assets in certain foreign jurisdictions as a critical audit matter. A high degree of auditor judgment, including the involvement of tax professionals with specialized skills and knowledge, was required in evaluating (i) the identification of uncertain tax positions and (ii) the estimated future taxable income and other evidence used in the evaluation of the recovery of deferred tax assets.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the identification of uncertain tax positions and the recoverability of deferred tax assets. This included controls related to management's analysis of relevant tax law and the estimated future taxable income used in assessing recoverability. For the identification of uncertain tax positions, tax professionals with specialized skills and knowledge assisted in evaluating management's identification of uncertain tax positions, including interpretation of relevant tax law and consideration of ongoing and completed examinations by tax authorities. For the evaluation of the recoverability of deferred tax assets, we evaluated the Company's estimated future taxable income in certain foreign jurisdictions primarily by comparing estimated amounts to historical amounts, prior estimates and trends, and by performing sensitivity analysis. We involved tax professionals with specialized skills and knowledge, who assisted in evaluating the recoverability of deferred tax assets by assessing the application of relevant tax law and the extent to which the deferred tax assets are subject to limitation on usage or expiry.

We have served as the Company's auditor since 2021.

/s/KPMG LLP
New York, New York
February 9, 2024

TEREX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME (LOSS)
(in millions, except per share data)

		Year Ended December 31,				
		2023		**2022**		**2021**
Net sales	$	5,151.5	$	4,417.7	$	3,886.8
Cost of goods sold		(3,974.9)		(3,546.5)		(3,129.4)
Gross profit		1,176.6		871.2		757.4
Selling, general and administrative expenses		(540.1)		(451.2)		(429.4)
Income (loss) from operations		636.5		420.0		328.0
Other income (expense)						
Interest income		7.6		2.8		3.7
Interest expense		(63.3)		(49.1)		(51.5)
Loss on early extinguishment of debt		—		(0.3)		(29.4)
Other income (expense) – net		(1.1)		(6.8)		13.0
Income (loss) from continuing operations before income taxes		579.7		366.6		263.8
(Provision for) benefit from income taxes		(63.0)		(66.4)		(46.3)
Income (loss) from continuing operations		516.7		300.2		217.5
Gain (loss) on disposition of discontinued operations – net of tax		1.3		(0.2)		3.4
Net income (loss)	$	518.0	$	300.0	$	220.9
Basic earnings (loss) per share:						
Income (loss) from continuing operations	$	7.65	$	4.38	$	3.12
Gain (loss) on disposition of discontinued operations – net of tax		0.02		—		0.05
Net income (loss)	$	7.67	$	4.38	$	3.17
Diluted earnings (loss) per share:						
Income (loss) from continuing operations	$	7.56	$	4.32	$	3.07
Gain (loss) on disposition of discontinued operations – net of tax		0.02		—		0.05
Net income (loss)	$	7.58	$	4.32	$	3.12
Weighted average number of shares outstanding in per share calculation						
Basic		67.5		68.5		69.7
Diluted		68.3		69.4		70.9

The accompanying notes are an integral part of these consolidated financial statements.

TEREX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Net income (loss)	$ 518.0	$ 300.0	$ 220.9
Other comprehensive income (loss), net of tax:			
Cumulative translation adjustment, net of (provision for) benefit from taxes of $(0.6), $(2.3) and $5.4 for the years ended December 31, 2023, 2022 and 2021, respectively	57.2	(97.5)	(42.8)
Derivative hedging adjustment, net of (provision for) benefit from taxes of $(0.2), $2.9 and $(2.7) for the years ended December 31, 2023, 2022 and 2021, respectively	1.0	(10.4)	10.0
Debt and equity securities adjustment, net of (provision for) benefit from taxes of $(0.2), $1.0 and $0.0 for the years ended December 31, 2023, 2022 and 2021, respectively	0.8	(3.5)	(1.2)
Pension liability adjustment:			
Net gain (loss), net of (provision for) benefit from taxes of $0.7, $(0.1) and $(1.6) for the years ended December 31, 2023, 2022 and 2021, respectively	(3.5)	(6.7)	10.6
Amortization of actuarial (gain) loss, net of provision for (benefit from) taxes of $(0.3), $(0.2) and $(0.3) for the years ended December 31, 2023, 2022 and 2021, respectively	1.7	1.2	2.0
Foreign exchange and other effects, net of (provision for) benefit from taxes of $0.3, $(0.1) and $0.1 for the years ended December 31, 2023, 2022 and 2021, respectively	(2.7)	3.8	1.3
Total pension liability adjustment	(4.5)	(1.7)	13.9
Other comprehensive income (loss)	54.5	(113.1)	(20.1)
Comprehensive income (loss)	$ 572.5	$ 186.9	$ 200.8

The accompanying notes are an integral part of these consolidated financial statements.

TEREX CORPORATION AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(in millions, except par value)

	December 31, 2023		December 31, 2022	
Assets				
Current assets				
Cash and cash equivalents	$	370.7	$	304.1
Receivables (net of allowance of $8.3 and $9.4 at December 31, 2023 and 2022, respectively)		547.8		547.5
Inventories		1,186.0		988.4
Prepaid and other current assets		140.7		122.0
Total current assets		2,245.2		1,962.0
Non-current assets				
Property, plant and equipment – net		569.8		465.6
Goodwill		294.6		284.4
Intangible assets – net		15.7		17.4
Other assets		490.2		388.7
Total assets	$	3,615.5	$	3,118.1
Liabilities and Stockholders' Equity				
Current liabilities				
Current portion of long-term debt	$	2.8	$	1.9
Trade accounts payable		702.6		624.6
Accrued compensation and benefits		135.6		103.0
Other current liabilities		278.2		269.1
Total current liabilities		1,119.2		998.6
Non-current liabilities				
Long-term debt, less current portion		620.4		773.6
Other non-current liabilities		203.6		164.7
Total liabilities		1,943.2		1,936.9
Commitments and contingencies				
Stockholders' equity				
Common stock, $.01 par value – authorized 300.0 shares; issued 84.6 and 84.0 shares at December 31, 2023 and 2022, respectively		0.9		0.9
Additional paid-in capital		906.1		881.6
Retained earnings		1,674.8		1,200.6
Accumulated other comprehensive income (loss)		(287.1)		(341.6)
Less cost of shares of common stock in treasury – 18.5 and 17.2 shares at December 31, 2023 and 2022, respectively		(622.4)		(560.3)
Total stockholders' equity		1,672.3		1,181.2
Total liabilities and stockholders' equity	$	3,615.5	$	3,118.1

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

(in millions)

	Outstanding Shares	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Common Stock in Treasury	Total
Balance at December 30, 2020	68.6	$ 0.9	$ 837.9	$ 750.3	$ (208.4)	$ (459.2)	$ 921.5
Net income (loss)	—	—	—	220.9	—	—	220.9
Other comprehensive income (loss) – net of tax	—	—	—	—	(20.1)	—	(20.1)
Issuance of common stock related to compensation	0.6	—	12.2	—	—	—	12.2
Compensation under stock-based plans – net	0.1	—	9.3	—	—	2.9	12.2
Dividends	—	—	0.6	(34.1)	—	—	(33.5)
Acquisition of treasury stock	(0.1)	—	—	—	—	(3.3)	(3.3)
Other	—	—	—	(0.2)	—	(0.1)	(0.3)
Balance at December 31, 2021	69.2	0.9	860.0	936.9	(228.5)	(459.7)	1,109.6
Net income (loss)	—	—	—	300.0	—	—	300.0
Other comprehensive income (loss) – net of tax	—	—	—	—	(113.1)	—	(113.1)
Issuance of common stock related to compensation	0.6	—	18.7	—	—	—	18.7
Compensation under stock-based plans – net	—	—	2.3	—	—	1.0	3.3
Dividends	—	—	0.6	(36.2)	—	—	(35.6)
Acquisition of treasury stock	(3.0)	—	—	—	—	(101.6)	(101.6)
Other	—	—	—	(0.1)	—	—	(0.1)
Balance at December 31, 2022	66.8	0.9	881.6	1,200.6	(341.6)	(560.3)	1,181.2
Net income (loss)	—	—	—	518.0	—	—	518.0
Other comprehensive income (loss) – net of tax	—	—	—	—	54.5	—	54.5
Issuance of common stock related to compensation	0.6	—	10.4	—	—	—	10.4
Compensation under stock-based plans – net	—	—	13.4	—	—	1.4	14.8
Dividends	—	—	0.7	(43.8)	—	—	(43.1)
Acquisition of treasury stock	(1.3)	—	—	—	—	(63.3)	(63.3)
Other	—	—	—	—	—	(0.2)	(0.2)
Balance at December 31, 2023	66.1	$ 0.9	$ 906.1	$ 1,674.8	$ (287.1)	$ (622.4)	$ 1,672.3

The accompanying notes are an integral part of these consolidated financial statements.

TEREX CORPORATION AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions)

	Year Ended December 31,		
	2023	**2022**	**2021**
Operating Activities			
Net income (loss)	$ 518.0	$ 300.0	$ 220.9
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Depreciation and amortization	56.4	47.2	50.2
Deferred taxes	(38.1)	(0.6)	1.2
Stock-based compensation expense	43.6	30.3	33.1
Inventory and other non-cash charges	9.4	22.6	39.6
Changes in operating assets and liabilities (net of effects of acquisitions and divestitures):			
Receivables	11.0	(54.7)	(139.0)
Inventories	(199.6)	(206.1)	(229.5)
Trade accounts payable	57.5	96.3	173.0
Other assets and liabilities	2.3	37.5	140.7
Foreign exchange and other operating activities, net	(1.2)	(11.3)	3.2
Net cash provided by (used in) operating activities	459.3	261.2	293.4
Investing Activities			
Capital expenditures	(127.2)	(109.6)	(59.7)
Proceeds from sale of capital assets	33.6	0.2	1.9
Acquisitions, net of cash acquired, and investments	(23.8)	(50.1)	(42.7)
Other investing activities, net	3.0	5.4	(1.7)
Net cash provided by (used in) investing activities	(114.4)	(154.1)	(102.2)
Financing Activities			
Repayments of debt	(401.5)	(224.4)	(1,103.5)
Proceeds from issuance of debt	242.8	320.9	600.1
Share repurchases	(62.8)	(101.3)	(3.0)
Dividends paid	(43.2)	(35.6)	(33.5)
Other financing activities, net	(23.1)	(14.5)	(40.2)
Net cash provided by (used in) financing activities	(287.8)	(54.9)	(580.1)
Effect of Exchange Rate Changes on Cash and Cash Equivalents	9.5	(15.0)	(14.3)
Net Increase (Decrease) in Cash and Cash Equivalents	66.6	37.2	(403.2)
Cash and Cash Equivalents at Beginning of Year	304.1	266.9	670.1
Cash and Cash Equivalents at End of Year	$ 370.7	$ 304.1	$ 266.9

The accompanying notes are an integral part of these consolidated financial statements.

NOTE A – BASIS OF PRESENTATION

Basis of Presentation and Principles of Consolidation. The consolidated financial statements include the accounts of Terex Corporation, its majority-owned subsidiaries and other controlled subsidiaries ("Terex" or the "Company"). The Company consolidates all majority-owned and controlled subsidiaries, applies equity method of accounting for investments in which the Company is able to exercise significant influence and applies the cost method for investments which do not have readily determinable fair values. All intercompany balances, transactions and profits have been eliminated. Certain prior period amounts have been reclassified to conform with the 2023 presentation.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles ("U.S. GAAP") requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual amounts could differ from those estimates.

Cash and Cash Equivalents. Cash equivalents consist of highly liquid investments with original maturities of three months or less. Carrying amount of cash and cash equivalents approximates its fair value. Cash and cash equivalents include $0.4 million and $3.5 million at December 31, 2023 and 2022, respectively, which were not immediately available for use. These consist primarily of cash balances held in escrow to secure various obligations of the Company.

Inventories. Inventories are stated at the lower of cost or net realizable value ("NRV"). Cost is determined by the first-in, first-out ("FIFO") and average cost methods (approximately 91% and 9%, respectively). In valuing inventory, the Company is required to make assumptions regarding the level of reserves required to value potentially obsolete or over-valued items at lower of cost or NRV. These assumptions require the Company to analyze the aging of and forecasted demand for its inventory, forecast future product sales prices, pricing trends and margins, and to make judgments and estimates regarding excess and obsolete ("E&O") inventory. Future product sales prices, pricing trends and margins are based on historical experience and actual orders received. The Company's judgments and estimates for E&O inventory are based on analysis of actual and forecasted usage. Valuation of used equipment taken in trade from customers requires the Company to use the best information available to determine the value of the equipment to potential customers. This value is subject to change based on numerous conditions. Inventory reserves are established taking into account age, frequency of use, or sale, and in the case of repair parts, installed base of machines. While calculations are made involving these factors, significant management judgment regarding expectations for future events is involved. Future events that could significantly influence the Company's judgment and related estimates include general economic conditions in markets where the Company's products are sold, new equipment price fluctuations, actions of the Company's competitors, including introduction of new products and technological advances, as well as new products and design changes the Company introduces. The Company makes adjustments to its inventory reserves based on identification of specific situations and increases its inventory reserves accordingly. As further changes in future economic or industry conditions occur, the Company may revise estimates that were used to calculate its inventory reserves. At December 31, 2023 and 2022, reserves for lower of cost or NRV, E&O inventory totaled $70.5 million and $61.0 million, respectively.

If actual conditions are less favorable than those the Company has projected, the Company will increase its reserves for lower of cost or NRV, E&O inventory accordingly. Any increase in the Company's reserves will adversely impact its results of operations. Establishment of a reserve for lower of cost or NRV, E&O inventory establishes a new cost basis in the inventory. Such reserves are not reduced until the product is sold.

Shipping and handling costs for product shipments to customers are recorded in Cost of goods sold ("COGS").

Debt Issuance Costs. Debt issuance costs incurred in securing the Company's financing arrangements are capitalized and amortized over the term of the associated debt. Debt issuance costs related to senior notes and term loans are presented in the balance sheet as a direct deduction from the carrying amount of the borrowing, consistent with debt discounts. Debt issuance costs related to securing the Company's revolving line of credit are presented in Other assets. Debt issuance costs related to debt that is extinguished early are charged to expense at the time of retirement. Debt issuance costs were $7.5 million and $9.5 million (net of accumulated amortization of $5.6 million and $3.6 million) at December 31, 2023 and 2022, respectively.

Intangible Assets.   Intangible assets include purchased patents, trademarks, customer relationships and other specifically identifiable assets and are amortized on a straight-line basis over the respective estimated useful lives, which range from one to ninety-nine years. Intangible assets are reviewed for impairment when events or changes in circumstances indicate that their carrying amount may not be recoverable.

Goodwill.   Goodwill represents the excess of purchase price over the fair value of assets acquired and liabilities assumed as part of a business combination. Goodwill is assigned to one or more reporting segments on the date of acquisition. The Company reviews its goodwill for impairment annually during the fourth quarter of each fiscal year or more frequently if an event occurs or circumstances change that would more likely than not reduce the fair value of any one of its reporting units below its respective carrying amount.

In performing the goodwill impairment test, the Company may first perform a qualitative assessment or bypass the qualitative assessment and proceed directly to performing the quantitative impairment test. A qualitative assessment requires the Company to consider events or circumstances including macroeconomic conditions, industry and market considerations, cost factors, overall financial performance, changes in management or key personnel, changes in strategy, changes in customers, changes in the composition or carrying amount of a reporting segment's net assets and changes in its stock price. If, after assessing the totality of events or circumstances, the Company determines that it is more likely than not that the fair values of its reporting units are greater than the carrying amounts, then a quantitative impairment test does not need to be performed.

If the qualitative assessment indicates a quantitative analysis should be performed or a quantitative analysis is directly elected, the Company evaluates goodwill for impairment by comparing the fair value of each of its reporting units to its carrying value, including the associated goodwill. To determine the fair values, the Company uses an income approach, along with other relevant market information, derived from a discounted cash flow model to estimate fair value of its reporting units. An impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value, if any, would be recognized. The loss recognized would not exceed total amount of goodwill allocated to that reporting unit.

In connection with the annual impairment test conducted as of October 1, 2023, the Company bypassed the qualitative assessment and proceeded directly to the quantitative impairment test. The quantitative assessment indicated that each reporting unit had an estimated fair value which substantially exceeded its respective carrying amount.

Property, Plant and Equipment.   Property, plant and equipment are stated at cost. Expenditures for major renewals and improvements are capitalized while expenditures for maintenance and repairs not expected to extend the life of an asset beyond its normal useful life are charged to expense when incurred. Plant and equipment are depreciated over the estimated useful lives (1-40 years and 2-20 years, respectively) of the assets under the straight-line method of depreciation for financial reporting purposes and both straight-line and other methods for tax purposes.

Long-Lived Assets.   The Company assesses the realizability of its long-lived assets, including definite-lived intangible assets, and evaluates such assets for impairment whenever events or changes in circumstances indicate the carrying amount of such assets (or group of assets) may not be recoverable. Impairment is determined to exist if estimated future undiscounted cash flows are less than carrying value. If an impairment is indicated, assets are written down to their fair value, which is typically determined by a discounted cash flow analysis. Future cash flow projections include assumptions regarding future sales levels and the level of working capital needed to support the assets. The Company uses data developed by business segment management as well as macroeconomic data in making these calculations. There are no assurances that future cash flow assumptions will be achieved. The amount of any impairment then recognized would be calculated as the difference between estimated fair value and carrying value of the asset. Included in Selling, general & administrative expenses ("SG&A") in the Consolidated Statement of Income (Loss) are $0.3 million, $1.1 million and $6.3 million of asset impairments for the years ended December 31, 2023, 2022 and 2021, respectively.

Assets Held for Sale.   The Company classifies its long-lived assets to be sold as held for sale in the period (i) it has approved and committed to a plan to sell the asset, (ii) the asset is available for immediate sale in its present condition, (iii) an active program to locate a buyer and other actions required to sell the asset have been initiated, (iv) the sale of the asset is probable, (v) the asset is being actively marketed for sale at a price that is reasonable in relation to its current fair value and (vi) it is unlikely that significant changes to the plan will be made or that the plan will be withdrawn. The Company initially measures a long-lived asset that is classified as held for sale at the lower of its carrying value or fair value less any costs to sell. Any loss resulting from this measurement is recognized in the period in which the held for sale criteria are met. Conversely, gains are not recognized on the sale of a long-lived asset until the date of sale. Upon designation as an asset held for sale, the Company stops recording depreciation expense on the asset. The Company assesses the fair value of a long-lived asset less any costs to sell at each reporting period and until the asset is no longer classified as held for sale.

Receivables and Allowance for Doubtful Accounts. Receivables includes $493.8 million and $501.2 million of trade accounts receivable at December 31, 2023 and 2022, respectively. Trade accounts receivable are recorded at invoiced amount and do not bear interest. Allowance for doubtful accounts is the Company's estimate of current expected credit losses on its existing accounts receivable and determined based on historical customer assessments, current financial conditions, and reasonable and supportable forecasts. Account balances are charged off against the allowance when the Company determines the receivable will not be recovered. There can be no assurance that the Company's estimate of accounts receivable collection will be indicative of future results.

The following table summarizes changes in the consolidated allowance for doubtful accounts (in millions):

Balance as of December 31, 2021	$	9.7
Provision for credit losses		1.1
Other [(1)]		(1.4)
Balance as of December 31, 2022	$	9.4
Provision for credit losses		(0.1)
Other [(1)]		(1.0)
Balance as of December 31, 2023	$	8.3

[(1)] Includes utilization of established reserves, net of recoveries and the impact of foreign exchange rate changes.

Pursuant to terms of the Company's trade accounts receivable factoring arrangements, certain of the Company's subsidiaries may sell their trade accounts receivable. These trade accounts receivable qualify for sales treatment under Accounting Standards Codification ("ASC") 860, "Transfers and Servicing" ("ASC 860") and accordingly, the proceeds are included in net cash provided by operating activities. The gross amount of trade accounts receivable sold for years ended December 31, 2023, 2022 and 2021 totaled $834.8 million, $664.7 million and $527.0 million, respectively. The factoring discount paid upon sale is recorded as interest expense in the Consolidated Statement of Income (Loss). As of December 31, 2023 and 2022, $162.2 million and $76.5 million, respectively, of receivables qualifying for sale treatment were outstanding and continued to be serviced by the Company.

Revenue Recognition. The Company recognizes revenue when goods or services are transferred to customers in an amount that reflects the consideration which it expects to receive in exchange for those goods or services. In determining when and how revenue is recognized from contracts with customers, the Company performs the following five-step analysis: (i) identification of contract with customer; (ii) determination of performance obligations; (iii) measurement of the transaction price; (iv) allocation of the transaction price to the performance obligations and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

In the U.S., the Company has the ability to enter into a security agreement and receive a security interest in the product by filing an appropriate Uniform Commercial Code ("UCC") financing statement. However, a significant portion of the Company's revenue is generated outside of the U.S. In many countries outside of the U.S., as a matter of statutory law, a seller retains title to a product until payment is made. The laws do not provide for a seller's retention of a security interest in goods in the same manner as established in the UCC. In these countries, the Company retains title to goods delivered to a customer until the customer makes payment so that it can recover the goods in the event of customer default on payment. The Company considers the following events in order to determine when it is appropriate to recognize revenue: (i) the customer has physical possession of the product; (ii) the customer has legal title to the product; (iii) the customer has assumed the risks and rewards of ownership, (iv) the customer has communicated acceptance of the product and (v) the Company has a right to payment. These events serve as indicators, along with the details contained within the contract, that it is appropriate to recognize revenue.

The Company generates revenue through the sale of machines, parts and service, and extended warranties. Revenue from product sales is recorded when the performance obligation is fulfilled, usually at the time of shipment, at the net sales price (transaction price). Estimates of variable consideration, such as volume discounts and rebates, reduce transaction price when it is probable that a customer will attain these types of sales incentives. These estimates are primarily derived from contractual terms and historical experience. The Company elected to present revenue net of sales tax and other similar taxes and account for shipping and handling as activities to fulfill the promise to transfer goods rather than separate performance obligations. Payments are typically due either 30 or 60 days, depending on geography, following delivery of products or completion of services.

Revenue from extended warranties is recognized over time on a straight line basis because the customer benefits evenly from the extended warranty throughout the period; beginning upon expiration of the standard warranty and through end of the term. Revenue from services is recognized based on cost input method as the time and materials used in the repair portrays the most accurate depiction of completion of the performance obligation. During the full year ended December 31, 2023, revenues generated from the sale of extended warranties and services were an immaterial portion of revenue.

The Company sells equipment subject to leases and related lease payments. Income from operating leases is recognized ratably over the lease term. Revenue from sales-type leases is recognized at the inception of the lease.

For detailed sales information see Note B – "Business Segment Information".

Leases. Terex leases approximately 100 real properties, approximately 400 vehicles and approximately 400 pieces of office and industrial equipment. As the lessee, Terex will classify a lease which it has substantially all the risks and rewards of ownership as a finance lease.

The Company determines if an arrangement contains a lease at contract inception. With the exception of short-term leases (leases with terms less than 12 months), all leases with contractual fixed costs are recorded on the balance sheet on the lease commencement date as a right-of-use asset and a lease liability. Lease liabilities are initially measured at the present value of the minimum lease payments and subsequently increased to reflect the interest accrued and reduced by the lease payments affected. Right-of-use assets are initially measured at the present value of the minimum lease payments adjusted for any prior lease payments, lease incentives and initial direct costs. The Company does not separate lease and non-lease components of a contract for any class of leases. Certain leases contain escalation, renewal and/or termination options that are factored into the right-of-use asset as appropriate. Operating leases result in a straight-line rent expense over the life of the lease. For finance leases, right-of-use assets are amortized on a straight-line basis over the life of the lease and interest accretes to the lease liability which results in a higher interest expense at lease inception that declines over the life of the lease. Generally, variable lease costs are expensed as incurred and are not included in the determination of right-of-use assets or lease liabilities.

Short-term leases for real property, vehicles and industrial and office equipment are recognized in the income statement on a straight-line basis over the lease term.

The Company uses its estimated incremental borrowing rate, which is derived from information available at the lease commencement date, in determining the present value of lease payments, if the rate is not implicit in the lease. Consideration is given to the Company's recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating incremental borrowing rates.

For detailed lease information see Note K – "Leases".

Supplier Finance. The Company has a supplier finance program to pay a third-party bank the stated amount of confirmed invoices from its designated suppliers on the original maturity dates of the invoices. Terex or the bank may terminate the agreement upon 30 days notice. The supplier invoices that have been confirmed as valid under the program require payment in full within 60-90 days of invoice date. There is no confirmed obligation outstanding at December 31, 2023.

Guarantees. The Company issues guarantees to financial institutions related to financing of equipment purchases by customers. The expectation of losses or non-performance is evaluated based on consideration of historical customer assessments, current financial conditions, reasonable and supportable forecasts, equipment collateral value and other factors. Reserves are recorded for expected loss over the contractual period of risk exposure. See Note N – "Litigation and Contingencies" for additional information regarding guarantees issued to financial institutions.

Accrued Warranties. The Company records accruals for potential warranty claims based on its claim experience. The Company's products are typically sold with a standard warranty covering defects that arise during a fixed period. Each business provides a warranty specific to products it offers. The specific warranty offered by a business is a function of customer expectations and competitive forces. Warranty length is generally a fixed period of time, a fixed number of operating hours or both.

A liability for estimated warranty claims is accrued at the time of sale. The current portion of the product warranty liability is included in Other current liabilities and the non-current portion is included in Other non-current liabilities in the Company's Consolidated Balance Sheet. The liability is established using historical warranty claims experience for each product sold. Historical claims experience may be adjusted for known design improvements or for the impact of unusual product quality issues. Assumptions are updated for known events that may affect the potential warranty liability.

The following table summarizes changes in the consolidated product warranty liability (in millions):

Balance as of December 31, 2021	$	44.1
Accruals for warranties issued during the period		39.7
Changes in estimates		(3.4)
Settlements during the period		(35.1)
Foreign exchange effect/other		(1.4)
Balance as of December 31, 2022	$	43.9
Accruals for warranties issued during the period		40.1
Changes in estimates		7.0
Settlements during the period		(43.8)
Foreign exchange effect/other		0.6
Balance as of December 31, 2023	$	47.8

Accrued Product Liability. The Company records accruals for product liability claims when deemed probable and estimable based on facts and circumstances, and prior claims experience. Accruals for product liability claims are valued based upon litigation trends, the Company's prior claims experience, including consideration of jurisdiction, circumstances of the accident, type of loss or injury, identity of plaintiff, other potential responsible parties, analysis of outside legal counsel, analysis of internal product liability counsel and experience of the Company's product safety employees. Actual product liability costs could be different due to a number of variables such as the decisions of juries or judges.

Defined Benefit Pension and Other Post-retirement Benefits. The Company provides post-retirement benefits to certain former salaried and hourly employees and certain hourly employees covered by bargaining unit contracts that provide such benefits. The Company accounts for these benefits under ASC 715, "Compensation-Retirement Benefits" ("ASC 715"). ASC 715 requires balance sheet recognition of the overfunded or underfunded status of pension and post-retirement benefit plans. Under ASC 715, actuarial gains and losses and prior service costs or credits must be recognized in Accumulated other comprehensive income (loss) ("AOCI"), net of tax effects, until they are amortized as a component of net periodic benefit cost. See Note L – "Retirement Plans and Other Benefits."

Deferred Compensation. The Company maintains a deferred compensation plan. The Company's common stock held in a rabbi trust pursuant to the Company's deferred compensation plan, is treated in a manner similar to treasury stock and is recorded at cost within Stockholders' equity as of December 31, 2023 and 2022. The plan obligations for participant deferrals in common stock are classified as Additional paid-in capital and deferrals in the bond fund investment are classified as Accrued compensation and benefits and Other non-current liabilities in the Consolidated Balance Sheet. The total of common stock required to settle this deferred compensation obligation is included in the denominator in both basic and diluted earnings per share calculations.

Stock-Based Compensation. At December 31, 2023, the Company had stock-based employee compensation plans, which are described more fully in Note M – "Stockholders' Equity." The Company accounts for those plans under the recognition and measurement principles of ASC 718, "Compensation–Stock Compensation" ("ASC 718"). ASC 718 requires that expense resulting from all share-based payment transactions be recognized in the consolidated financial statements at fair value over the service period. The Company recognizes forfeitures as they occur.

Foreign Currency Translation. Assets and liabilities of the Company's non-U.S. operations are translated at year-end exchange rates. Income and expenses are translated at average exchange rates during the year. For operations whose functional currency is the local currency, translation adjustments are recorded in the AOCI component of Stockholders' equity. Gains or losses resulting from foreign currency transactions are recorded in income statement accounts based on the underlying transaction.

Derivatives. Derivative financial instruments are recorded in the Consolidated Balance Sheet at their fair value as either assets or liabilities. Changes in the fair value of derivatives are recorded each period in earnings or AOCI, depending on whether a derivative is designated and effective as part of a hedge transaction and, if it is, the type of hedge transaction. Gains and losses on derivative instruments reported in AOCI are included in earnings in the periods in which earnings are affected by the hedged item. See Note I – "Derivative Financial Instruments."

Research, Development and Engineering Costs. Research, development and engineering costs are expensed as incurred. Such costs incurred in the development of new products or significant improvements to existing products are included in SG&A. Research, development and engineering costs were $66.7 million, $55.8 million and $52.2 million during 2023, 2022 and 2021, respectively.

Income Taxes. The Company accounts for income taxes using the asset and liability method. This method requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between financial statement carrying amounts and the tax bases of assets and liabilities.

The Company evaluates the net realizable value of its deferred tax assets each period to ensure that estimated future taxable income will be sufficient in character, amount and timing to result in the use of its deferred tax assets. "Character" refers to the type (ordinary income versus capital gain) as well as the source (foreign vs. domestic) of the income the Company generates. "Timing" refers to the period in which future income is expected to be generated. Timing is important because, in certain jurisdictions, net operating losses or other tax attributes expire if not used within an established statutory time frame. The Company records a valuation allowance for each deferred tax asset for which realization is not assessed as more likely than not. The Company must consider all objective evidence, both positive and negative, in evaluating the future realization of its deferred tax assets, including tax loss carry forwards. Available evidence, including historical information is supplemented by currently obtainable information about future tax years. Realization of deferred tax assets requires sufficient taxable income of the appropriate character. Based on these evaluations, the Company has determined that it is more likely than not that expected future earnings will be sufficient to use most of its deferred tax assets. To the extent estimates of future taxable income decrease or do not materialize, additional valuation allowances may be required.

The Company conducts business globally and files income tax returns in U.S. federal, state and foreign jurisdictions, as required. The Company assesses uncertain tax positions for recognition, measurement and effective settlement. Where the Company has determined that its tax return filing position does not satisfy the more likely than not recognition threshold of ASC 740, "Income Taxes," it has recorded no tax benefits. Where the Company had determined that its tax return filing positions are more likely than not to be sustained, it has measured and recorded the largest amount of tax benefit greater than 50% likely to be realized. The Company evaluates each reporting period whether it is reasonably possible material changes to its uncertain tax position liability could occur in the next 12 months. Changes may occur as a result of uncertain tax positions being considered effectively settled, re-measured, paid, acquired or divested, as a result of a change in tax law or judicial decision, or due to expiration of the relevant statute of limitations. It is not possible to predict which uncertain tax positions, if any, may be challenged by tax authorities. Timing and impact of income tax audits and their resolution is uncertain. New facts, laws, pronouncements and judicial decisions can change assessments concerning technical merit and measurement. The amounts of or periods in which changes to reserves for uncertain tax positions will occur is difficult to predict.

In January 2018, the FASB released guidance on the accounting for tax on Global Intangible Low-taxed Income ("GILTI"). The guidance indicates that either accounting for deferred taxes related to GILTI or treating any taxes on GILTI as period costs are both acceptable accounting policy elections. Terex elected to treat taxes on GILTI inclusions as period costs.

The Company does not provide for foreign income and withholding, U.S. federal, or state income taxes or tax benefits on the financial reporting basis over the tax basis of its investments in foreign subsidiaries to the extent such amounts are indefinitely reinvested outside the U.S. The Company considers foreign earnings that have been taxed in the U.S. and certain earnings that have qualified for the high tax exception not to be indefinitely reinvested and thus, has accrued foreign income and withholding, U.S. federal and state tax expense with respect to such earnings. The Company plans to indefinitely reinvest substantially all undistributed foreign earnings in excess of those previously taxed in the U.S. If the assessment of the Company with respect to earnings of non-U.S. subsidiaries changes, deferred taxes for foreign income taxes and withholding, U.S. federal or state income taxes or tax benefits may have to be recorded.

The Company recognizes accrued interest and penalties, if any, related to income taxes as (Provision for) benefit from income taxes in its Consolidated Statement of Income (Loss). See Note C – "Income Taxes".

Earnings Per Share. Basic earnings (loss) per share is computed by dividing Net income (loss) for the period by the weighted average number of shares of common stock outstanding. Diluted earnings (loss) per share is computed by dividing Net income (loss) for the period by the weighted average number of shares of common stock outstanding and potential dilutive common shares. See Note E – "Earnings Per Share."

Fair Value Measurements. Assets and liabilities measured at fair value on a recurring basis under the provisions of ASC 820, "Fair Value Measurement and Disclosure" ("ASC 820") include commodity swaps, cross currency swaps and foreign exchange contracts, discussed in Note I – "Derivative Financial Instruments" and debt discussed in Note J – "Long-Term Obligations". These instruments are valued using observable market data for similar assets and liabilities or the present value of future cash payments and receipts. ASC 820 establishes a fair value hierarchy for those instruments measured at fair value that distinguishes between assumptions based on market data (observable inputs) and the Company's assumptions (unobservable inputs). The hierarchy consists of three levels:

> Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;
> Level 2 – Quoted prices in markets that are not active, or inputs which are observable, either directly or indirectly, for substantially the full term of the asset or liability; and
> Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e. supported by little or no market activity).

Determining which category an asset or liability falls within this hierarchy requires judgment. The Company evaluates its hierarchy disclosures each quarter.

Accounting Standards Implemented in 2023

In March 2020, the Financial Accounting Standards Board ("FASB") issued Accounting Standard Update ("ASU") 2020-04, Reference Rate Reform (Topic 848): Facilitation of the Effects of Reference Rate Reform on Financial Reporting, which provides optional expedients and exceptions for applying U.S. GAAP to contracts, hedging relationships and other transactions affected by reference rate reform if certain criteria are met to ease an entity's financial reporting burden as the market transitions from London Interbank Offered Rate ("LIBOR") and other interbank offered rates to alternative reference rates. Subsequently, the FASB issued ASU 2021-01 to clarify the scope of Topic 848 and ASU 2022-06 to defer the sunset date of Topic 848. Adoption did not have a material effect on the Company's consolidated financial statements.

In September 2022, the FASB issued ASU 2022-04, Supplier Finance Program (Subtopic 405-50): Disclosure of Supplier Finance Program Obligations to enhance transparency about the use of supplier finance programs. Under the ASU, an entity that provides for a supplier finance program in connection with the purchase of goods and services is required to disclose information about the key terms of the program, outstanding confirmed amounts as of the end of the period, a roll forward of such amounts during each annual period and a description of where in the financial statements outstanding amounts are presented. The amendments in ASU 2022-04 are effective for all entities for fiscal years beginning after December 15, 2022, including interim periods within those financial years, except for the disclosure of roll forward information, which is effective for fiscal years beginning after December 15, 2023. The Company has adopted the general disclosures of ASU 2022-04 in the current fiscal year and will adopt the roll forward disclosure in 2024.

Accounting Standards to be Implemented

In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, which requires additional segment reporting disclosures, primarily through enhanced disclosures about significant segment expenses. ASU 2023-07 requires that companies disclose, at the reportable segment level, the significant segment expenses regularly provided to the chief operating decision maker ("CODM"), as well as the amount and composition of other segment items. The ASU also requires companies to disclose the title and position of the CODM and how the CODM uses the reported measures of a segment's profit or loss when assessing performance and deciding how to allocate resources. Additionally, the ASU mandates that all segment disclosures currently required annually by Topic 280, including the enhancements outlined in the ASU, be disclosed on an interim basis. The guidance is effective for fiscal years beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. The Company is currently evaluating the impact of this guidance on its disclosures to consolidated financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, which requires disclosure in the rate reconciliation table additional categories of information about federal, state and foreign income taxes and provide more details about the reconciliation items in some categories if the items meet a quantitative threshold. The guidance also requires disclosure of income taxes paid, net of refunds, disaggregated by federal (national), state and foreign taxes for annual periods and to disaggregate the information by jurisdiction based on a quantitative threshold. The guidance is effective for annual periods beginning after December 15, 2024. The Company is currently evaluating the impact of this guidance on its disclosures to consolidated financial statements.

NOTE B – BUSINESS SEGMENT INFORMATION

Terex is a global manufacturer of materials processing machinery and aerial work platforms. The Company designs, builds and supports products used in maintenance, manufacturing, energy, recycling, minerals, materials management and construction applications. Certain Terex products and solutions enable customers to reduce their impact on the environment including electric and hybrid offerings that deliver quiet and emission-free performance, products that support renewable energy, and products that aid in the recovery of useful materials from various types of waste. The Company's products are manufactured in North America, Europe, Australia and Asia and sold worldwide. Terex engages with customers through all stages of the product life cycle, from initial specification to parts and service support.

The Company identifies its operating segments according to how business activities are managed and evaluated, and has identified three operating segments: Materials Processing ("MP"), Aerials and Utilities. As Aerials and Utilities operating segments share similar economic characteristics, these operating segments are aggregated into one reportable segment, Aerial Work Platforms ("AWP"). The Company operates in two reportable segments: (i) MP and (ii) AWP.

MP designs, manufactures, services and markets materials processing and specialty equipment, including crushers, washing systems, screens, trommels, apron feeders, material handlers, pick and carry cranes, rough terrain cranes, tower cranes, wood processing, biomass and recycling equipment, concrete mixer trucks and concrete pavers, conveyors, and their related components and replacement parts. Customers use these products in construction, infrastructure and recycling projects, in various quarrying and mining applications, as well as in landscaping and biomass production industries, material handling applications, maintenance applications to lift equipment or material, moving materials and equipment on rugged or uneven terrain, lifting construction material and placing material at point of use.

AWP designs, manufactures, services and markets aerial work platform equipment, utility equipment and telehandlers as well as their related components and replacement parts. Customers use these products to construct and maintain industrial, commercial, institutional and residential buildings and facilities, for construction and maintenance of transmission and distribution lines, tree trimming, certain construction and foundation drilling applications, and for other commercial operations, as well as in a wide range of infrastructure projects.

The Company assists customers in their rental, leasing and acquisition of its products through Terex Financial Services ("TFS"). TFS uses its equipment financing experience to facilitate financial products and services to assist customers in the acquisition of the Company's equipment. TFS is included in Corporate and Other.

Corporate and Other also includes eliminations among the two reportable segments, as well as general and corporate items.

None of the Company's customers individually accounted for more than 10% of consolidated net sales in 2023, 2022 or 2021.

Business segment information is presented below (in millions):

		Year Ended December 31,				
		2023		2022		2021
Net sales						
MP	$	2,227.0	$	1,941.6	$	1,691.8
AWP		2,921.7		2,483.6		2,178.8
Corporate and Other / Eliminations		2.8		(7.5)		16.2
Total	$	5,151.5	$	4,417.7	$	3,886.8
Income (loss) from operations						
MP	$	358.6	$	297.8	$	240.9
AWP		371.3		196.2		152.1
Corporate and Other / Eliminations		(93.4)		(74.0)		(65.0)
Total	$	636.5	$	420.0	$	328.0
Depreciation and amortization						
MP	$	16.2	$	14.4	$	13.3
AWP		31.7		24.8		25.9
Corporate		8.5		8.0		11.0
Total	$	56.4	$	47.2	$	50.2
Capital expenditures						
MP	$	37.6	$	25.2	$	15.8
AWP		79.3		77.6		41.2
Corporate		10.3		6.8		2.7
Total	$	127.2	$	109.6	$	59.7

		December 31,		
		2023		2022
Identifiable assets				
MP [1]	$	2,091.4	$	1,800.1
AWP [1]		2,216.2		1,959.5
Corporate and Other / Eliminations		(692.1)		(641.5)
Total	$	3,615.5	$	3,118.1

[1] Increase primarily due to higher receivables and inventory.

Sales between segments are generally priced to recover costs plus a reasonable markup for profit, which is eliminated in consolidation. Certain eliminations that were previously presented within the AWP segment are now eliminated within Corporate and Other / Eliminations and this change in presentation has been applied retrospectively.

Long-lived assets consist of net fixed assets, which can be attributed to the specific geographic regions (in millions):

		December 31,		
		2023		2022
Long-lived Assets				
U.S.	$	192.1	$	187.6
United Kingdom		96.4		81.8
Mexico		125.4		82.6
China		65.2		54.1
Other European countries		62.0		40.2
All other		28.7		19.3
Total	$	569.8	$	465.6

Geographic net sales information is presented below (in millions):

| | Year Ended December 31, 2023 | | | |
	MP	AWP	Corporate and Other / Eliminations	Total
Net sales by region				
North America	$ 973.9	$ 2,042.6	$ 14.5	$ 3,031.0
Western Europe	609.4	434.0	0.2	1,043.6
Asia-Pacific	426.3	235.1	0.2	661.6
Rest of World [1]	217.4	210.0	(12.1)	415.3
Total [2]	$ 2,227.0	$ 2,921.7	$ 2.8	$ 5,151.5

[1] Includes intercompany sales and eliminations.
[2] Total sales include $2.8 billion attributable to the U.S., the Company's country of domicile.

| | Year Ended December 31, 2022 | | | |
	MP	AWP	Corporate and Other / Eliminations	Total
Net sales by region				
North America	$ 818.6	$ 1,666.4	$ 12.2	$ 2,497.2
Western Europe	566.6	386.9	0.4	953.9
Asia-Pacific	384.6	227.2	0.6	612.4
Rest of World [1]	171.8	203.1	(20.7)	354.2
Total [2]	$ 1,941.6	$ 2,483.6	$ (7.5)	$ 4,417.7

[1] Includes intercompany sales and eliminations.
[2] Total sales include $2.2 billion attributable to the U.S., the Company's country of domicile.

| | Year Ended December 31, 2021 | | | |
	MP	AWP	Corporate and Other / Eliminations	Total
Net sales by region				
North America	$ 667.4	$ 1,415.8	$ 26.3	$ 2,109.5
Western Europe	515.6	346.7	0.5	862.8
Asia-Pacific	349.3	310.3	3.1	662.7
Rest of World [1]	159.5	106.0	(13.7)	251.8
Total [2]	$ 1,691.8	$ 2,178.8	$ 16.2	$ 3,886.8

[1] Includes intercompany sales and eliminations.
[2] Total sales include $1.9 billion attributable to the U.S., the Company's country of domicile.

The Company attributes sales to unaffiliated customers in different geographical areas based on the location of the customer.

Product type net sales information is presented below (in millions):

| | Year Ended December 31, 2023 | | | |
	MP	AWP	Corporate and Other / Eliminations	Total
Net sales by product type				
Aerial Work Platforms	$ —	$ 2,033.3	$ 3.1	$ 2,036.4
Materials Processing Equipment	1,412.0	—	—	1,412.0
Specialty Equipment	814.1	—	0.7	814.8
Utility Equipment	—	574.8	—	574.8
Other [1]	0.9	313.6	(1.0)	313.5
Total	$ 2,227.0	$ 2,921.7	$ 2.8	$ 5,151.5

[1] Includes other product types, intercompany sales and eliminations.

		Year Ended December 31, 2022				
		MP	AWP	Corporate and Other / Eliminations		Total
Net sales by product type						
Aerial Work Platforms	$	—	$ 1,798.8	$	1.2	$ 1,800.0
Materials Processing Equipment		1,155.0	—		0.5	1,155.5
Specialty Equipment		780.7	—		1.3	782.0
Utility Equipment		—	466.4		—	466.4
Other [1]		5.9	218.4		(10.5)	213.8
Total	$	1,941.6	$ 2,483.6	$	(7.5)	$ 4,417.7

[1] Includes other product types, intercompany sales and eliminations.

		Year Ended December 31, 2021				
		MP	AWP	Corporate and Other / Eliminations		Total
Net sales by product type						
Aerial Work Platforms	$	—	$ 1,611.8	$	1.6	$ 1,613.4
Materials Processing Equipment		995.9	—		1.3	997.2
Specialty Equipment		693.5	—		2.2	695.7
Utility Equipment		—	380.6		0.6	381.2
Other [1]		2.4	186.4		10.5	199.3
Total	$	1,691.8	$ 2,178.8	$	16.2	$ 3,886.8

[1] Includes other product types, intercompany sales and eliminations.

NOTE C – INCOME TAXES

The components of income (loss) from continuing operations before income taxes are as follows (in millions):

| | Year Ended December 31, | | |
	2023	2022	2021
U.S.	$ 89.3	$ (19.7)	$ (16.7)
Foreign	490.4	386.3	280.5
Income (loss) from continuing operations before income taxes	$ 579.7	$ 366.6	$ 263.8

The Company recorded Income (loss) from discontinued operations and Gain (loss) on disposition of discontinued operations before income taxes of $2.5 million, $(0.5) million and $2.6 million for the years ended December 31, 2023, 2022 and 2021, respectively.

The major components of the Company's provision for (benefit from) income taxes on continuing operations before income taxes are summarized below (in millions):

| | Year Ended December 31, | | |
	2023	2022	2021
Current:			
Federal	$ 30.8	$ 6.9	$ 6.6
State	4.4	1.3	1.8
Foreign	65.9	58.8	36.7
Current income tax provision (benefit)	101.1	67.0	45.1
Deferred:			
Federal	(4.4)	6.9	(3.8)
State	(3.4)	1.8	1.5
Foreign	(30.3)	(9.3)	3.5
Deferred income tax (benefit) provision	(38.1)	(0.6)	1.2
Provision for (benefit from) income taxes	$ 63.0	$ 66.4	$ 46.3

The elimination of tax from intercompany transactions is included in current tax expense. The Company recorded Provision for (benefit from) income taxes of $1.3 million, $(0.3) million and $(0.8) million from discontinued operations and on disposition of discontinued operations for the years ended December 31, 2023, 2022 and 2021, respectively.

The tax effects of the basis differences between tax and financial reporting purposes for assets, liabilities and loss carry forwards as of December 31, 2023 and 2022 for continuing operations are summarized below for major balance sheet captions (in millions):

	2023	2022
Property, plant and equipment	$ (23.3)	$ (19.8)
Intangibles	(8.4)	(8.1)
Inventories	5.6	5.9
Accrued warranties and product liability	12.9	9.9
Loss carry forwards	188.5	152.0
Retirement plans	9.1	10.1
Accrued compensation and benefits	18.9	17.1
Operating lease right-of-use asset	(28.4)	(22.0)
Operating lease liability	30.8	23.5
Other	13.6	18.0
Deferred tax assets valuation allowance	(52.7)	(63.0)
Net deferred tax assets (liabilities)	$ 166.6	$ 123.6

Deferred tax assets were $227.4 million before valuation allowances of $52.7 million, resulting in $174.7 million of net deferred tax assets which are partially offset by deferred tax liabilities of $8.1 million at December 31, 2023. Deferred tax assets for continuing operations were $190.9 million before valuation allowances of $63.0 million, resulting in $127.9 million of net deferred tax assets which are partially offset by deferred tax liabilities for continuing operations of $4.3 million at December 31, 2022. The net change in the total valuation allowance for the years ended December 31, 2023 and 2022 was a decrease of $10.3 million and $37.0 million, respectively. There were no deferred tax liabilities for discontinued operations at December 31, 2023 and 2022.

The Company's Provision for (benefit from) income taxes is different from the amount that would be provided by applying the statutory federal income tax rate to the Company's Income (loss) from continuing operations before income taxes. The reasons for the difference are summarized as follows (in millions):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Tax at statutory U.S. federal income tax rate	$	121.7	$	77.0	$	55.4
State taxes		0.8		2.4		2.7
Change in valuation allowance		(2.6)		(21.0)		(9.0)
Foreign tax differential on income/losses of foreign subsidiaries		(25.7)		(10.2)		(12.0)
U.S. tax on multi-national operations		12.8		10.1		8.1
Change in foreign tax rates		0.4		—		(0.6)
Swiss cantonal tax attribute		(42.3)		—		—
Research and development		(1.7)		(1.0)		(0.8)
Provision to return adjustments		(2.7)		6.8		0.5
Compensation		2.9		2.1		1.8
Other		(0.6)		0.2		0.2
Provision for (benefit from) income taxes	$	63.0	$	66.4	$	46.3

The Company's effective tax rate was 10.9%, 18.1% and 17.6% for the years ended December 31, 2023, 2022 and 2021, respectively.

On December 15, 2022, the European Union ("EU") Member States formally adopted the EU's Pillar Two Directive, which generally provides for a minimum effective tax rate of 15% for large corporations, as established by the Organization for Economic Co-operation and Development ("OECD") Pillar Two Framework. The OECD continues to release additional guidance on the two-pillar approach with widespread implementation anticipated by 2026. A number of countries in which we operate have adopted legislation, and other countries are in the process of introducing legislation. As a result, the Company is continuing to evaluate the potential impact on future periods of the Pillar Two Framework.

In November 2023, the Company concluded discussions with the Swiss cantonal taxing authorities with respect to the availability of future tax deductions resulting in the Company meeting the recognition criteria to record a deferred tax asset of $42.3 million.

The Company considers foreign earnings that have been taxed in the U.S. and certain earnings that have qualified for the high tax exception not to be indefinitely reinvested and thus, has accrued foreign income and withholding, U.S. federal and state tax expense with respect to such earnings. The Company plans to indefinitely reinvest all undistributed foreign earnings in excess of those previously taxed in the U.S. which is approximately $118 million for the year ended December 31, 2023. At this time, determination of the unrecognized deferred tax liabilities for temporary differences related to the Company's investment in non-U.S. subsidiaries is not practicable.

At December 31, 2023, the Company has a state net operating loss carry forward deferred tax assets of $39 million available to reduce future taxable income and income taxes in various states, substantially all of which is offset by valuation allowances and the majority will expire at various dates through 2043. The Company has approximately $459 million of foreign operating loss carry forwards. The following operating loss carry forwards do not expire: $221 million in Germany, $160 million in Italy and $28 million in Spain. The remaining operating loss carry forwards of $50 million are partially offset by valuation allowances and the majority do not expire. Also, the Company has an Indian capital loss carry forward of $22 million expiring before 2028 and an Australian capital loss carry forward of $14 million which does not expire; both are offset by valuation allowances. The company does not have any material tax credit carry forwards.

The Company made total net income tax payments of $86.0 million, $20.4 million and $28.4 million in 2023, 2022 and 2021, respectively. At December 31, 2023 and 2022, Other current assets included net income tax receivable amounts of $11.1 million and $14.7 million, respectively.

The following table summarizes the activity related to the Company's unrecognized tax benefits (in millions).

Balance as of January 1, 2021	$	18.5
Additions for current year tax positions		—
Additions for prior year tax positions		0.6
Reductions for prior year tax positions		(0.1)
Reductions for current year tax positions		—
Reductions for expiration of statute of limitations		(0.9)
Settlements		(15.5)
Balance as of December 31, 2021		2.6
Additions for current year tax positions		—
Additions for prior year tax positions		1.8
Reductions for prior year tax positions		(1.9)
Reductions for current year tax positions		—
Reductions for expiration of statute of limitations		—
Settlements		—
Balance as of December 31, 2022		2.5
Additions for current year tax positions		0.1
Additions for prior year tax positions		5.6
Reductions for prior year tax positions		(1.6)
Reductions for current year tax positions		—
Reductions for expiration of statute of limitations		(0.2)
Settlements		—
Balance as of December 31, 2023	$	6.4

The Company files income tax returns, including returns for its subsidiaries, with federal, state, local and foreign taxing jurisdictions. The following tax years as described below remain subject to examination by the respective major tax jurisdictions. The Company does not expect the amount of unrecognized tax benefits disclosed as of December 31, 2023 to significantly change within the next twelve months.

Major Tax Jurisdiction	Open Tax Years
Australia	2016 - present
China	2013 - present
Germany	2017 - present
India	2005-2010, 2012, 2015-2016, 2018 - present
Italy	2004-2005, 2009-2010, 2014, 2017 - present
Switzerland	2020 - present
United Kingdom	2019 - present
United States - federal	2017 - present
United States - states	2017 - present

As of December 31, 2023 and 2022, the Company had $6.4 million and $2.5 million, respectively, of unrecognized tax benefits. Of the $6.4 million at December 31, 2023, $5.2 million, if recognized, would affect the effective tax rate. Potential interest and penalties were a liability of $1.4 million and $0.3 million as of December 31, 2023 and 2022, respectively. During the years ended December 31, 2023 and 2022, the Company recognized total tax expense of $1.0 million and $0.1 million for interest and penalties, respectively.

NOTE D – ACQUISITIONS AND DISPOSITIONS

Acquisitions

On April 1, 2023, the Company acquired assets and liabilities of Continental Manufacturing Company, a manufacturer of bulk material handling conveyors based in Missouri, and real estate from Continental Real Estate LLC (collectively "MARCO"), to expand manufacturing capacity for mobile conveying equipment in North America and the Company's product offerings that complement the existing portfolio. Total cash consideration was approximately $6 million.

On April 22, 2022, the Company acquired a 100% ownership interest in Steelweld Fabrications Limited ("Steelweld"), a manufacturer of heavy fabrications based in Northern Ireland, to facilitate manufacturing of certain MP products. Total cash consideration was approximately $6 million. On July 29, 2022, the Company acquired a 100% ownership interest in ProAll International Mfg. Inc. and ProAll UK Limited and related assets ("ProAll"), a manufacturer of volumetric mixers based in Canada, to expand the Company's concrete product offering. Total consideration, including estimated contingent consideration from earn out provisions, was approximately $40 million. On July 6, 2021, the Company acquired all of the outstanding shares of Murray Design & Engineering, Ltd ("MDS"), a manufacturer of heavy duty aggregate and recycling trommels, apron feeders and conveyor systems, based in the Republic of Ireland. Total cash consideration transferred was approximately $19 million.

These transactions were recorded as business combinations using the acquisition method which requires measurement of identifiable assets acquired and liabilities assumed at their estimated fair values as of the acquisition date. Goodwill was calculated as the excess of the aggregate of the fair value of the consideration transferred over the fair value of the net assets recognized. The results of operations associated with these businesses are consolidated within the MP segment in the Consolidated Financial Statements from the respective dates of acquisition. See Note H – "Goodwill and Intangible Assets" for additional information regarding goodwill recognized as a result of these acquisitions.

On May 25, 2021, the Company acquired assets to facilitate manufacturing of certain MP products in China. Total cash consideration transferred was approximately $17 million. The transaction was recorded as an asset acquisition at cost, with the consideration allocated to individual assets acquired.

Dispositions

On November 30, 2021, the Company sold its utility hot line tools business located in South America. The Company received consideration of $5.8 million from the sale at fair value and recognized a gain of $6.4 million included in SG&A in the Consolidated Statement of Income (Loss). Prior to disposition, the results of operations for the hot lines tools business, including any impairment reserves taken, were consolidated within the AWP segment in the consolidated financial statements.

Assets Held for Sale

Long-lived assets expected to be sold or otherwise disposed of within one year are classified as assets held for sale and included in Other assets in the Consolidated Balance Sheet. The Company classified a facility as an asset held for sale in its AWP segment, as part of realignment of its manufacturing footprint, at December 31, 2022, with a carrying value of approximately $31 million. In April 2023, the Company completed the sale of the facility and recognized a gain of approximately $2 million, included in Selling, general and administrative expenses.

NOTE E – EARNINGS PER SHARE

		For the year ended December 31, (in millions, except per share data)				
		2023		2022		2021
Income (loss) from continuing operations	$	516.7	$	300.2	$	217.5
Gain (loss) on disposition of discontinued operations – net of tax		1.3		(0.2)		3.4
Net income (loss)	$	518.0	$	300.0	$	220.9
Basic shares:						
Weighted average shares outstanding		67.5		68.5		69.7
Earnings (loss) per share – basic:						
Income (loss) from continuing operations	$	7.65	$	4.38	$	3.12
Gain (loss) on disposition of discontinued operations – net of tax		0.02		—		0.05
Net income (loss)	$	7.67	$	4.38	$	3.17
Diluted shares:						
Weighted average shares outstanding – basic		67.5		68.5		69.7
Effect of dilutive securities:						
Restricted stock awards		0.8		0.9		1.2
Diluted weighted average shares outstanding		68.3		69.4		70.9
Earnings (loss) per share – diluted:						
Income (loss) from continuing operations	$	7.56	$	4.32	$	3.07
Gain (loss) on disposition of discontinued operations – net of tax		0.02		—		0.05
Net income (loss)	$	7.58	$	4.32	$	3.12

Non-vested restricted stock awards and restricted stock units ("Restricted Stock Awards") granted by the Company are treated as potential common shares outstanding in computing diluted earnings per share using the treasury stock method. There were no weighted average Restricted Stock Awards outstanding during the year ended December 31, 2023 that would have an anti-dilutive effect. Weighted average Restricted Stock Awards of approximately 0.1 million and 0.1 million were outstanding during the years ended December 31, 2022 and 2021, respectively, but were not included in the computation of diluted shares as the effect would be anti-dilutive or performance targets were not expected to be achieved for awards contingent upon performance.

NOTE F – INVENTORIES

Inventories consist of the following (in millions):

		December 31,		
		2023		2022
Finished equipment	$	467.9	$	319.2
Replacement parts		185.6		163.0
Work-in-process		131.5		153.5
Raw materials and supplies		401.0		352.7
Inventories	$	1,186.0	$	988.4

Work-in-process inventory includes approximately $25 million and $36 million of substantially completed inventory awaiting installation of final components at December 31, 2023 and 2022, respectively.

Inventory reserves were $70.5 million and $61.0 million at December 31, 2023 and 2022, respectively.

NOTE G – PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment – net consist of the following (in millions):

	December 31,	
	2023	2022
Property	$ 75.1	$ 40.2
Plant	302.4	246.8
Equipment	492.3	418.9
Leasehold improvements	51.8	49.9
Construction in progress	73.4	92.9
Property, plant and equipment – gross	995.0	848.7
Less: Accumulated depreciation	(425.2)	(383.1)
Property, plant and equipment – net	$ 569.8	$ 465.6

Depreciation expense was $51.7 million, $42.4 million and $44.3 million for the years ended December 31, 2023, 2022 and 2021, respectively.

NOTE H – GOODWILL AND INTANGIBLE ASSETS

An analysis of changes in the Company's goodwill by business segment is as follows (in millions):

	MP	AWP	Total
Balance at December 31, 2021, gross	$ 202.2	$ 139.7	$ 341.9
Accumulated impairment	(23.2)	(38.6)	(61.8)
Balance at December 31, 2021, net	179.0	101.1	280.1
Acquisitions	21.5	—	21.5
Foreign exchange effect and other	(15.5)	(1.7)	(17.2)
Balance at December 31, 2022, gross	208.2	138.0	346.2
Accumulated impairment	(23.2)	(38.6)	(61.8)
Balance at December 31, 2022, net	185.0	99.4	284.4
Acquisitions	1.7	—	1.7
Foreign exchange effect and other	7.6	0.9	8.5
Balance at December 31, 2023, gross	217.5	138.9	356.4
Accumulated impairment	(23.2)	(38.6)	(61.8)
Balance at December 31, 2023, net	$ 194.3	$ 100.3	$ 294.6

During the year ended December 31, 2023, the Company recognized goodwill of $1.7 million in connection with the MARCO acquisition. During the year ended December 31, 2022, the Company recognized goodwill of $3.5 million in connection with the Steelweld acquisition and $18.0 million in connection with the ProAll acquisition.

The goodwill associated with these transactions was attributable primarily to the assembled workforce and expected synergies from the business combinations and assigned to the MP segment. The goodwill recognized for MARCO is expected to be deductible for income tax purposes, while goodwill recognized for Steelweld and ProAll is not expected to be deductible for income tax purposes. See Note D – "Acquisitions and Dispositions" for additional information regarding the acquisitions.

Intangible assets, net were comprised of the following (in millions):

	Weighted Average Life (in years)	December 31, 2023			December 31, 2022		
		Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Definite-lived intangible assets:							
Technology	7	$ 9.6	$ (9.5)	$ 0.1	$ 9.3	$ (9.2)	$ 0.1
Customer Relationships	17	35.5	(28.7)	6.8	34.8	(26.8)	8.0
Land Use Rights	80	3.9	(0.8)	3.1	4.0	(0.8)	3.2
Other	9	30.3	(24.6)	5.7	29.8	(23.7)	6.1
Total definite-lived intangible assets		$ 79.3	$ (63.6)	$ 15.7	$ 77.9	$ (60.5)	$ 17.4

During the year ended December 31, 2023, the Company recognized customer relationships of $0.2 million with an estimated useful life of four years and trademarks of $0.3 million with an estimated useful life of ten years in connection with the MARCO acquisition. During the year ended December 31, 2022, the Company recognized customer relationships of $0.6 million with an estimated useful life of three years in connection with the Steelweld acquisition and customer relationships of $3.2 million with an estimated useful life of nine years and trademarks of $3.7 million with an estimated useful life of ten years in connection with the ProAll acquisition. See Note D – "Acquisitions and Dispositions" for additional information regarding these acquisitions.

	For the Year Ended December 31,		
(in millions)	2023	2022	2021
Aggregate Amortization Expense	$ 2.6	$ 2.6	$ 2.2

Estimated aggregate intangible asset amortization expense for each of the next five years is as follows (in millions):

2024	$ 2.4
2025	2.3
2026	2.1
2027	2.1
2028	1.2

NOTE I – DERIVATIVE FINANCIAL INSTRUMENTS

The Company operates internationally, with manufacturing and sales facilities in various locations around the world. In the normal course of business, the Company uses derivatives to manage commodity, currency and interest rate exposures. For a derivative to qualify for hedge accounting treatment at inception and throughout the hedge period, the Company formally documents the nature and relationships between hedging instruments and hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions, and methods of assessing hedge effectiveness. Additionally, for hedges of forecasted transactions, significant characteristics and expected terms of a forecasted transaction must be specifically identified, and it must be probable that each forecasted transaction will occur. If it is deemed probable the forecasted transaction will not occur, then the gain or loss would be recognized in current earnings. Financial instruments qualifying for hedge accounting must maintain a specified level of effectiveness between the hedging instrument and the item being hedged. The Company does not engage in trading or other speculative use of financial instruments. The Company records all derivative contracts at fair value on a recurring basis.

Commodity Swaps

Derivatives designated as cash flow hedging instruments include commodity swaps with outstanding notional value of $22.2 million and $22.5 million at December 31, 2023 and 2022, respectively. Commodity swaps outstanding at December 31, 2023 mature on or before November 30, 2024. The Company uses commodity swaps to mitigate price risk for hot rolled coil steel. Fair value of commodity swaps are based on observable market data for similar assets and liabilities. Changes in the fair value of commodity swaps are deferred in AOCI. Gains or losses on commodity swaps are reclassified to COGS in the Consolidated Statement of Income (Loss) when the hedged transaction affects earnings.

Cross Currency Swaps

Derivatives designated as net investment hedging instruments include cross currency swaps with outstanding notional value of $250.0 million and $121.4 million at December 31, 2023 and 2022, respectively. The Company uses these cross currency swaps to mitigate its exposure to changes in foreign currency exchange rates related to a net investment in a Euro-denominated functional currency subsidiary. Fair values of cross currency swaps are based on the present value of future cash payments and receipts. Changes in the fair value of cross currency swaps are deferred in AOCI. Gains or losses on cross currency swaps are reclassified to Selling, general and administrative expenses in the Consolidated Statement of Income (Loss) when the net investment is liquidated.

Foreign Exchange Contracts

The Company enters into foreign exchange contracts to manage variability of future cash flows associated with changing currency exchange rates. Foreign currency exchange contracts, whether designated or not designated as cash flow hedges, are used to mitigate exposure to changes in foreign currency exchange rates on recognized assets and liabilities or forecasted transactions. Fair values of these contracts are derived using quoted forward foreign exchange prices to interpolate values of outstanding trades at the reporting date based on their maturities. Foreign exchange contracts outstanding at December 31, 2023 mature on or before June 2024.

The Company had $4.6 million and $7.8 million notional value of foreign exchange contracts outstanding that were designated as cash flow hedging instruments at December 31, 2023 and 2022, respectively. For effective hedging instruments, changes in the fair value of foreign exchange contracts are deferred in AOCI until the hedged transactions affect earnings. Gains or losses on foreign exchange contracts are reclassified to COGS in the Consolidated Statement of Income (Loss).

The Company had $300.1 million and $241.1 million notional value of foreign exchange contracts outstanding that were not designated as cash flow hedging instruments at December 31, 2023 and 2022, respectively. The majority of gains and losses recognized from foreign exchange contracts not designated as hedging instruments are offset by changes in the underlying exposures the contracts are intended to mitigate, resulting in no material net impact on earnings. Changes in the fair value of these derivative financial instruments are recognized as gains or losses in COGS and Other income (expense) – net in the Consolidated Statement of Income (Loss).

Interest Rate Caps

In October 2021, the Company terminated all outstanding interest rate caps. The Company used interest rate caps to mitigate its exposure to changes in interest rates related to variable rate debt. Fair value of interest rate caps were based on the present value of future cash payments and receipts. Changes in the fair value of interest rate caps were deferred in AOCI. Gains or losses on interest rate caps were reclassified to Interest expense in the Consolidated Statement of Income (Loss) when the underlying hedged transactions occur.

The following table provides the location and fair value amounts of derivative instruments designated and not designated as hedging instruments that are reported in the Consolidated Balance Sheet (in millions):

| Instrument (1) | Balance Sheet Account | December 31, 2023 | | December 31, 2022 | |
		Derivatives designated as hedges	Derivatives not designated as hedges	Derivatives designated as hedges	Derivatives not designated as hedges
Foreign exchange contracts	Other current assets	$ 0.1	$ 1.7	$ —	$ 1.7
Commodity swaps	Other current assets	2.4	—	0.3	—
Foreign exchange contracts	Other current liabilities	—	(0.8)	(0.3)	(2.0)
Cross currency swaps - net investment hedge	Other current liabilities	(5.1)	—	(1.7)	—
Commodity swaps	Other current liabilities	(0.2)	—	(1.5)	—
Cross currency swaps - net investment hedge	Other non-current liabilities	(5.1)	—	(3.0)	—
Commodity swaps	Other non-current liabilities	—	—	(0.4)	—
Net derivative asset (liability)		$ (7.9)	$ 0.9	$ (6.6)	$ (0.3)

(1) Categorized as Level 2 under the ASC 820 Fair Value Hierarchy.

The following tables provide the effect of derivative instruments that are designated as hedges in AOCI (in millions):

| | Gain (Loss) Recognized on Derivatives in OCI, net of tax | | | | Gain (Loss) Reclassified from AOCI into Income (Loss) | | |
| | Year Ended December 31, | | | | Year Ended December 31, | | |
Instrument	2023	2022	2021	Income Statement Account	2023	2022	2021
Foreign exchange contracts	$ 0.4	$ (0.1)	$ (0.1)	Cost of goods sold	$ (0.2)	$ 0.1	$ 0.1
Commodity swaps	5.2	(12.1)	$ 2.4	Cost of goods sold	(1.6)	8.1	15.6
Cross currency swaps - net investment hedges	(4.6)	1.8	4.8	Selling, general and administrative expenses	—	—	—
Interest rate caps	—	—	2.9	Interest expense	—	—	(1.2)
Total	$ 1.0	$ (10.4)	$ 10.0	Total	$ (1.8)	$ 8.2	$ 14.5

The following tables provide the effect of derivative instruments that are designated as hedges in the Consolidated Statement of Income (Loss) (in millions):

	Classification and amount of Gain (Loss) Recognized in Income (Loss)					
	Cost of goods sold			Interest expense		
	Year Ended December 31,					
	2023	2022	2021	2023	2022	2021
Income Statement Accounts in which effects of cash flow hedges are recorded	$ (3,974.9)	$ (3,546.5)	$ (3,129.4)	$ (63.3)	$ (49.1)	$ (51.5)
Gain (loss) reclassified from AOCI into Income (loss):						
Foreign exchange contracts	(0.2)	0.1	0.1	—	—	—
Commodity swaps	(1.6)	8.1	15.6	—	—	—
Interest rate caps	—	—	—	—	—	(1.2)
Amount excluded from effectiveness testing recognized in Income (loss) based on amortization approach:						
Cross currency swaps - net investment hedge	—	—	—	0.8	0.7	0.6
Total	$ (1.8)	$ 8.2	$ 15.7	$ 0.8	$ 0.7	$ (0.6)

Derivatives not designated as hedges are used to offset foreign exchange gains or losses resulting from the underlying exposures of foreign currency denominated assets and liabilities. The following table provides the effect of non-designated derivatives in the Consolidated Statement of Income (Loss) (in millions):

| | | Gain (Loss) Recognized in Income (Loss) | | |
| | | Year Ended December 31, | | |
Instrument	Income Statement Account	2023	2022	2021
Foreign exchange contracts	Cost of goods sold	$ (7.6)	$ (2.2)	$ (0.5)
Foreign exchange contracts	Other income (expense) – net	(1.8)	0.1	0.5
Total		$ (9.4)	$ (2.1)	$ —

In the Consolidated Statement of Income (Loss), the Company records hedging activity related to commodity swaps, cross currency swaps, and foreign exchange contracts in the accounts for which the hedged items are recorded. On the Consolidated Statement of Cash Flows, the Company presents cash flows from hedging activities in the same manner as it records the underlying item being hedged.

Counterparties to the Company's derivative financial instruments are major financial institutions and commodity trading companies with credit ratings of investment grade or better and no collateral is required. There are no significant risk concentrations. Management continues to monitor counterparty risk and believes the risk of incurring losses on derivative contracts related to credit risk is unlikely and any losses would be immaterial.

See Note M – "Stockholders' Equity" for unrealized net gains (losses), net of tax, included in AOCI. Within unrealized net gains (losses) included in AOCI as of December 31, 2023, it is estimated that approximately $2 million of losses are expected to be reclassified into earnings in the next twelve months.

NOTE J – LONG-TERM OBLIGATIONS

Long-term debt is summarized as follows (in millions):

	December 31,	
	2023	2022
5% Senior Notes due May 15, 2029, net of unamortized debt issuance costs of $5.0 and $6.0 million at December 31, 2023 and 2022, respectively	$ 595.0	$ 594.0
Credit Agreement - revolving line of credit expires on April 1, 2026	—	177.0
Secured borrowings	19.0	—
Finance lease obligations	8.7	4.2
Other	0.5	0.3
Total debt	623.2	775.5
Less: Current portion of long-term debt	(2.8)	(1.9)
Long-term debt, less current portion	$ 620.4	$ 773.6

Credit Agreement

On January 31, 2017, the Company entered into a credit agreement with the lenders and issuing banks party thereto and Credit Suisse AG, Cayman Islands Branch ("CSAG"), as administrative agent and collateral agent, to provide the Company with a multi-currency revolving line of credit and senior secured term loans. This was subsequently amended to include (i) a $600 million revolving line of credit (the "Revolver") and (ii) senior secured term loans totaling $600 million with a maturity date of January 31, 2024. In 2022, the Company completed the prepayment in full of the senior secured term loans. On April 1, 2021, the Company entered into an amendment and restatement of the credit agreement (as amended and restated, the "Credit Agreement") which included the following principal changes to the original credit agreement: (i) extension of the term of the Revolver to expire on April 1, 2026, (ii) reinstatement of financial covenants that were waived in 2020, (iii) decrease in the interest rate on the drawn Revolver by 25 basis points and (iv) certain other technical changes, including additional language regarding the potential cessation of LIBOR as a benchmark rate. The Company recorded a loss on early extinguishment of debt related to the amendment and restatement of the Credit Agreement of $2.4 million in the second quarter of 2021. The Company recorded a loss on early extinguishment of debt related to prepayment in full of the senior secured term loans of $0.3 million and $4.5 million in 2022 and 2021, respectively, for accelerated amortization of debt acquisition costs and original issue discount.

On May 8, 2023, the Company and certain of its subsidiaries entered into an Amendment No. 1 ("Amendment") to the Credit Agreement, with the lenders and issuing banks party thereto and CSAG. The principal changes contained in the Amendment relate to the replacement of the adjusted LIBOR with term Secured Overnight Financing Rate.

The Credit Agreement contemplates uncommitted incremental amounts in excess of $300 million that may be extended by the lenders, at their option, as long as the Company satisfies the maximum permitted level of senior secured leverage as defined in the Credit Agreement.

The Credit Agreement requires the Company to comply with a number of covenants which limit, in certain circumstances, the Company's ability to take a variety of actions, including but not limited to: incur indebtedness; create or maintain liens on its property or assets; make investments, loans and advances; repurchase shares of its common stock; engage in acquisitions, mergers, consolidations and asset sales; redeem debt; and pay dividends and distributions. If the Company's borrowings under the Revolver are greater than 30% of the total revolving credit commitments, the Credit Agreement requires the Company to comply with the following financial tests: (i) minimum required level of the interest coverage ratio of 2.5 to 1.0 and (ii) maximum permitted level of the senior secured leverage ratio of 2.75 to 1.0. The Credit Agreement also contains customary default provisions. The Company was in compliance with all covenants contained in the Credit Agreement as of December 31, 2023.

The Company had no Revolver amounts outstanding at December 31, 2023 and $177.0 million Revolver amounts outstanding at December 31, 2022. The weighted average interest rate on the Revolver was 6.10% at December 31, 2022.

The Company obtains letters of credit that generally serve as collateral for certain liabilities included in the Consolidated Balance Sheet and guaranteeing the Company's performance under contracts. Letters of credit can be issued under two facilities provided in the Credit Agreement and via bilateral arrangements outside the Credit Agreement.

The Credit Agreement incorporates secured facilities for issuance of letters of credit up to $400 million (the "$400 Million Facility"). Letters of credit issued under the $400 Million Facility decrease availability under the Revolver. The Credit Agreement also permits the Company to have additional secured facilities for the issuance of letters of credit up to $300 million (the "$300 Million Facility"). Letters of credit issued under the $300 Million Facility do not decrease availability under the Revolver.

The Company also has bilateral arrangements to issue letters of credit with various other financial institutions (the "Bilateral Arrangements"). The Bilateral Arrangements are not secured under the Credit Agreement and do not decrease availability under the Revolver.

Letters of credit outstanding (in millions):

	December 31, 2023	December 31, 2022
$400 Million Facility	$ —	$ —
$300 Million Facility	71.8	70.4
Bilateral Arrangements	48.1	48.0
Total	$ 119.9	$ 118.4

On January 31, 2017, the Company entered into a Guarantee and Collateral Agreement with CSAG, as collateral agent for the lenders, granting security and guarantees to the lenders for amounts borrowed under the Credit Agreement. Pursuant to the Guarantee and Collateral Agreement, Terex is required to (a) pledge as collateral the capital stock of the Company's material domestic subsidiaries and 65% of the capital stock of certain of the Company's material foreign subsidiaries and (b) provide a first priority security interest in substantially all of the Company's domestic assets. On December 29, 2022, the Company entered into an amendment to the Guarantee and Collateral Agreement which included the following principal changes to the original agreement: (i) enabling a subsidiary to enter into hedging derivatives with external counterparties and (ii) inclusion of Terex subsidiary entities' cash management services provided by lending banks to be secured under the Guarantee and Collateral Agreement.

5-5/8% Senior Notes

On January 31, 2017, the Company sold and issued $600.0 million aggregate principal amount of Senior Notes Due 2025 ("5-5/8% Notes") at par in a private offering. The 5-5/8% Notes were jointly and severally guaranteed by certain of the Company's domestic subsidiaries.

On March 15, 2021, the Company delivered a notice for the conditional redemption of all of its outstanding 5-5/8% Notes. On April 5, 2021, the Company redeemed the 5-5/8% Notes in full for $622.9 million, including redemption premiums of $16.9 million and accrued but unpaid interest of $6.0 million. The Company recorded a loss on early extinguishment of debt related to the redemption of the 5-5/8% Notes of $22.5 million in the second quarter of 2021.

5% Senior Notes

In April 2021, the Company sold and issued $600.0 million aggregate principal amount of Senior Notes Due 2029 ("5% Notes") at par in a private offering. The proceeds from the 5% Notes, together with cash on hand, was used: (i) to fund redemption and discharge of the 5-5/8% Notes and (ii) to pay related premiums, fees, discounts and expenses. The 5% Notes are jointly and severally guaranteed by certain of the Company's domestic subsidiaries.

Secured Borrowings

In October 2023, the Company entered into a Framework Agreement to transfer value added tax ("VAT") receivables to a financial institution in exchange for cash in advance. This arrangement is accounted for as a secured borrowing with a pledge of collateral as the transfer does not meet the criteria for a true sale. As a result, the VAT receivables pledged as collateral remain in receivables and the liability associated with the cash proceeds of $19.0 million is presented in long term debt in the Consolidated Balance Sheet as of December 31, 2023. The long term debt classification is based on estimated timing of VAT refund from the Italian government which is expected to be greater than 12 months. The cash proceeds are included in other financing activities within the Consolidated Statement of Cash Flows for the year ended December 31, 2023.

Schedule of Debt Maturities

Scheduled annual maturities of the principal portion of long-term debt outstanding at December 31, 2023 in the successive five-year period and thereafter are summarized below. Amounts shown are exclusive of minimum lease payments for capital lease obligations and secured borrowings (in millions):

2024	$	0.2
2025		0.1
2026		0.1
2027		0.1
2028		—
Thereafter		600.0
Total Debt		600.5
Less: Unamortized debt issuance costs		(5.0)
Net debt	$	595.5

Fair Value of Debt

The Company estimates the fair value of its debt set forth below as of December 31, 2023 and 2022, as follows (in millions, except for quotes):

2023	Book Value	Quote	Fair Value
5% Notes	$ 600.0	0.94375	$ 566.3

2022	Book Value	Quote	Fair Value
5% Notes	$ 600.0	0.89250	$ 535.5

The fair value of debt reported in the table above is based on adjusted price quotations on the debt instruments in an inactive market. The Company believes that the carrying value of its other borrowings, including amounts outstanding, if any, for the revolving credit line under the Credit Agreement, approximate fair market value based on maturities for debt of similar terms. Fair values of debt reported in the table above are categorized under Level 2 of the ASC 820 hierarchy. See Note A – "Basis of Presentation" for an explanation of ASC 820 hierarchy.

The Company paid $39.0 million, $37.4 million and $51.3 million of interest in 2023, 2022 and 2021, respectively.

NOTE K – LEASES

Terex has operating leases for real property, vehicles and office and industrial equipment, generally expiring over terms from 1 to 15 years. Many of the leases held by Terex include options to extend or terminate the lease. Real property leases are used for office, administrative and industrial purposes. The base terms of these leases typically expire between 1 and 15 years, with options to renew between 2 and 15 years. Most of our renewal options are linked to market conditions and Terex cannot estimate how existing renewal options will affect the monthly payments. The vehicle leases mainly include cars and trucks. Term length for these leases typically varies between 1 and 7 years. Office and industrial equipment leases primarily include machinery used for conducting business at office locations and manufacturing sites worldwide. Term length for these leases typically varies between 1 and 6 years.

Operating Leases

Operating lease cost consists of the following (in millions):

	Year Ended December 31,					
	2023		**2022**		**2021**	
Operating lease cost	$	37.7	$	32.4	$	31.3
Variable lease cost		4.7		4.3		4.1
Short-term lease cost		6.1		4.6		4.3
Total operating lease costs	$	48.5	$	41.3	$	39.7

Variable lease costs are expensed as incurred and are not included in the determination of right-of-use assets or lease liabilities. Operating lease obligations consist primarily of commitments to rent real properties.

Supplemental balance sheet information related to leases (in millions, except lease term and discount rate):

	December 31,			
	2023		**2022**	
Operating lease right-of-use assets included within Other assets	$	126.0	$	89.4
Current maturities of operating leases included within Other current liabilities	$	28.4	$	26.3
Non-current operating leases included within Other liabilities		92.4		62.8
Total operating lease liabilities	$	120.8	$	89.1
Weighted average discount rate for operating leases		5.69 %		4.89 %
Weighted average remaining operating lease term in years		5		5

Maturities of operating lease liabilities (in millions):

2024	$	37.0
2025		31.3
2026		25.8
2027		17.8
2028		12.9
Thereafter		19.8
Total undiscounted operating lease payments		144.6
Less: Imputed interest		(23.8)
Total operating lease liabilities		120.8
Less: Current maturities of operating lease liabilities		(28.4)
Non-current operating lease liabilities	$	92.4

Supplemental cash flow and other information related to operating leases (in millions):

	December 31,			
	2023		**2022**	
Cash paid for amounts included in the measurement of operating lease liabilities	$	46.5	$	31.3
Operating right-of-use assets obtained in exchange for operating lease liabilities	$	67.7	$	20.9

NOTE L – RETIREMENT PLANS AND OTHER BENEFITS

<u>U.S. Pension Plan</u>

The Company maintains a nonqualified Supplemental Executive Retirement Plan ("U.S. SERP"). The U.S. SERP provides retirement benefits to certain former U.S. employees of the Company. Generally, the U.S. SERP provides a benefit based on average total compensation earned over a participant's final five years of employment and years of service reduced by benefits earned under any Company retirement program, excluding salary deferrals and matching contributions. In addition, benefits are reduced by Social Security Primary Insurance Amounts attributable to Company contributions. The U.S. SERP is unfunded and participation in the U.S. SERP has been frozen. There is also a defined contribution plan for certain senior executives of the Company.

<u>Non-U.S. Plans</u>

The Company maintains defined benefit plans in France, Germany, India, Switzerland and the U.K. for some of its subsidiaries. Participation in the U.K. plan has been frozen. The U.K. plan is a funded plan and the Company funds this plan in accordance with funding regulations in the U.K. and a negotiated agreement between the Company and the plan's trustee. The Switzerland plan is a funded plan and the Company funds this plan in accordance with funding regulations. Participation in the German plans is frozen; however, eligible participants are credited with post-freeze service for purposes of determining vesting and the amount of benefits. The plans in France, Germany, and India are unfunded plans. In Italy and Mexico, there are mandatory termination indemnity plans providing a benefit that is payable upon termination of employment in substantially all cases of termination. The Company records this obligation based on mandated requirements. The measure of current obligation is not dependent on the employees' future service and therefore is measured at current value.

<u>Other Post-employment Benefits</u>

The Company has several non-pension post-retirement benefit programs. The Company provides post-employment health and life insurance benefits to certain former salaried and hourly employees. The health care programs are contributory, with participants' contributions adjusted annually, and the life insurance plan is noncontributory.

<u>Savings Plans</u>

The Company sponsors various tax deferred savings plans into which eligible employees may elect to contribute a portion of their compensation. The Company may, but is not obligated to, contribute to certain of these plans. Charges recognized for these savings plans were $22.3 million, $19.9 million and $17.3 million for the years ended December 31, 2023, 2022 and 2021, respectively. For the years ended December 31, 2023, 2022 and 2021, Company matching contributions to tax deferred savings plans were invested at the direction of plan participants.

Information regarding the Company's plans, including U.S. SERP, was as follows (in millions, except percent values):

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Benefits	
	2023	2022	2023	2022	2023	2022
Accumulated benefit obligation at end of year	$ 32.2	$ 32.7	$ 103.7	$ 95.0		
Change in benefit obligation:						
Benefit obligation at beginning of year	$ 32.7	$ 43.6	$ 96.5	$ 151.3	$ 1.4	$ 2.1
Service cost	—	—	1.2	1.1	—	—
Interest cost	1.7	1.2	4.6	2.6	0.1	0.1
Plan amendments	—	—	0.1	0.5	—	—
Actuarial loss (gain)[1]	0.3	(9.7)	3.5	(36.0)	(0.1)	(0.6)
Benefits paid	(2.5)	(2.4)	(5.7)	(7.6)	(0.1)	(0.2)
Foreign exchange effect	—	—	5.5	(15.4)	—	—
Benefit obligation at end of year	32.2	32.7	105.7	96.5	1.3	1.4
Change in plan assets:						
Fair value of plan assets at beginning of year	—	—	81.2	145.2	—	—
Actual return on plan assets	—	—	2.7	(47.7)	—	—
Employer contribution	2.5	2.4	7.2	6.3	0.1	0.2
Employee contribution	—	—	0.3	0.3	—	—
Benefits paid	(2.5)	(2.4)	(5.7)	(7.6)	(0.1)	(0.2)
Foreign exchange effect	—	—	4.9	(15.3)	—	—
Fair value of plan assets at end of year	—	—	90.6	81.2	—	—
Funded status	$ (32.2)	$ (32.7)	$ (15.1)	$ (15.3)	$ (1.3)	$ (1.4)
Amounts recognized in the statement of financial position are included in:						
Other assets	$ —	$ —	$ —	$ —	$ —	$ —
Other current liabilities	$ 2.5	$ 2.4	$ 0.7	$ 0.7	$ 0.2	$ 0.2
Other non-current liabilities	29.7	30.3	14.4	14.6	1.1	1.2
Total liabilities	$ 32.2	$ 32.7	$ 15.1	$ 15.3	$ 1.3	$ 1.4
Amounts recognized in accumulated other comprehensive loss consist of:						
Actuarial net (gain) loss	$ (4.0)	$ (4.3)	$ 54.8	$ 50.0	$ (0.5)	$ (0.5)
Prior service cost	—	—	2.8	2.7	—	—
Total amounts recognized in accumulated other comprehensive loss	$ (4.0)	$ (4.3)	$ 57.6	$ 52.7	$ (0.5)	$ (0.5)

[1] Actuarial loss related to U.S. and non-U.S. pension benefits for the years ended December 31, 2023 and 2022 were due primarily to lower discount rates when compared to the rate used in the prior year.

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Weighted-average assumptions as of December 31:									
Discount rate[1]	5.34 %	5.43 %	2.80 %	4.35 %	4.68 %	1.93 %	5.38 %	5.33 %	2.58 %
Expected return on plan assets	N/A	N/A	N/A	3.93 %	3.94 %	3.93 %	N/A	N/A	N/A
Rate of compensation increase[1]	N/A	N/A	N/A	0.31 %	0.26 %	0.18 %	N/A	N/A	N/A

(1) The weighted average assumptions as of December 31 are used to calculate the funded status at the end of the current year and the net periodic cost for the subsequent year.

	U.S. Pension Benefits			Non-U.S. Pension Benefits			Other Benefits		
	2023	2022	2021	2023	2022	2021	2023	2022	2021
Components of net periodic cost:									
Service cost	$ —	$ —	$ —	$ 1.2	$ 1.1	$ 1.1	$ —	$ —	$ —
Interest cost	1.7	1.2	1.1	4.6	2.6	2.3	0.1	0.1	0.1
Expected return on plan assets	—	—	—	(3.4)	(5.1)	(5.3)	—	—	—
Recognition of prior service cost	—	—	—	0.2	0.1	0.1	—	—	—
Amortization of actuarial loss	(0.2)	0.2	0.3	2.3	1.1	2.1	(0.1)	—	—
Other	—	—	—	(0.3)	(0.3)	(0.2)	—	—	—
Net periodic cost	$ 1.5	$ 1.4	$ 1.4	$ 4.6	$ (0.5)	$ 0.1	$ —	$ 0.1	$ 0.1

Components of Net periodic cost other than the Service cost component are included in Other income (expense) - net in the Consolidated Statement of Income (Loss). The Service cost component is included in the same line item or items as other compensation costs arising from services rendered by pertinent employees during the period.

	U.S. Pension Benefits		Non-U.S. Pension Benefits		Other Benefits	
	2023	2022	2023	2022	2023	2022
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income (Loss):						
Net (gain) loss	$ 0.1	$ (9.7)	$ 4.2	$ 16.8	$ (0.1)	$ (0.5)
Amortization of actuarial gain (loss)	0.2	(0.2)	(2.3)	(1.2)	0.1	—
Amortization of prior service cost	—	—	(0.2)	(0.1)	—	—
Foreign exchange effect	—	—	3.2	(3.8)	—	—
Total recognized in other comprehensive income (loss)	$ 0.3	$ (9.9)	$ 4.9	$ 11.7	$ —	$ (0.5)

For the Company's plans, including the U.S. SERP, that have accumulated benefit obligations in excess of plan assets, the projected benefit obligation, accumulated benefit obligation and fair value of plan assets were (in millions):

	U.S. Pension Benefits		Non-U.S. Pension Benefits	
	2023	2022	2023	2022
Projected benefit obligation	$ 32.2	$ 32.7	$ 105.7	$ 96.5
Accumulated benefit obligation	$ 32.2	$ 32.7	$ 103.7	$ 95.0
Fair value of plan assets	$ —	$ —	$ 90.6	$ 81.2

Determination of plan obligations and associated expenses requires the use of actuarial valuations based on certain economic assumptions, which includes discount rates and expected rates of return on plan assets The discount rate enables the Company to estimate the present value of expected future cash flows on the measurement date. The rate used reflects a rate of return on high-quality fixed income investments that matches the duration of expected benefit payments at the December 31 measurement date.

The methodology used to determine the rate of return on non-U.S. pension plan assets was based on average rate of earnings on funds invested and to be invested. Based on historical returns and future expectations, the Company believes the investment return assumptions are reasonable. The expected rate of return of plan assets represents an estimate of long-term returns on the investment portfolio. This assumption is reviewed by the trustees and varies with each of the plans.

The overall investment strategy for non-U.S. defined benefit plans is to achieve a mix of investments to support long-term growth and minimize volatility while maximizing rates of return by diversification of asset types, fund strategies and fund managers. Fixed income investments include investments in European government securities and European corporate bonds and constitute approximately 90% and 71% of the portfolio at December 31, 2023 and 2022, respectively. Equity investments, multi-asset investment funds and real estate investments that invest in a diversified range of property principally in the retail, office and industrial/warehouse sectors constitute approximately 10% and 29% of the portfolio at December 31, 2023 and 2022, respectively. Investments of the plans primarily include investments in companies from diversified industries with 96% invested internationally and 4% invested in North America. The target investment allocations to support the Company's investment strategy for 2024 are approximately 80% to 81% fixed income securities and approximately 19% to 20% equity securities, multi-asset investment funds and real estate investments.

Fair value of cash in the table below is based on price quotations in an active market and therefore categorized under Level 1 of the ASC 820 hierarchy. Fair value of investment funds is priced on the market value of underlying investments in the portfolio and therefore categorized as Level 2 of the ASC 820 hierarchy. Fair value of group annuity insurance contracts is based on techniques that require inputs that are both significant to the fair value measurement and unobservable and therefore categorized as Level 3 of the ASC 820 hierarchy. Specifically, group annuity insurance contracts are valued at original buy in price adjusted for changes in discount rates and other actuarial assumptions. See Note A – "Basis of Presentation," for an explanation of the ASC 820 hierarchy.

The fair value of the Company's plan assets at December 31, 2023 are as follows (in millions):

	Non-U.S. Pension Plans			
	Total	Level 1	Level 2	Level 3
Cash, including money market funds	$ 1.2	$ 1.2	$ —	$ —
U.S. equities	3.7	—	3.7	—
Non-U.S. equities	2.2	—	2.2	—
Non-U.S. corporate bond funds	2.3	—	2.3	—
Non-U.S. governmental fixed income funds	36.0	—	36.0	—
Group annuity insurance contracts	20.5	—	—	20.5
Real estate	3.2	—	3.2	—
Other securities	21.5	—	21.5	—
Total investments measured at fair value	$ 90.6	$ 1.2	$ 68.9	$ 20.5

The fair value of the Company's plan assets at December 31, 2022 are as follows (in millions):

	Non-U.S. Pension Plans			
	Total	Level 1	Level 2	Level 3
Cash, including money market funds	$ 2.5	$ 2.5	$ —	$ —
U.S. equities	12.0	—	12.0	—
Non-U.S. equities	8.2	—	8.2	—
Non-U.S. corporate bond funds	2.0	—	2.0	—
Non-U.S. governmental fixed income funds	18.5	—	18.5	—
Group annuity insurance contracts	20.6	—	—	20.6
Real estate	3.3	—	3.3	—
Other securities	14.1	—	14.1	—
Total investments measured at fair value	$ 81.2	$ 2.5	$ 58.1	$ 20.6

Changes in fair value measurements of Level 3 investments during the years ended December 31, 2023 and 2022 are as follows (in millions):

	December 31, 2023	December 31, 2022
Balance at beginning of year	$ 20.6	$ 34.1
Actuarial gain (loss)	0.4	(7.7)
Interest Income	0.8	0.1
Transfers into (out of) Level 3	(2.4)	(2.3)
Foreign exchange effect	1.1	(3.6)
Balance at end of year	$ 20.5	$ 20.6

The Company plans to contribute approximately $3 million to its U.S. defined benefit pension plan and post-retirement plans and approximately $7 million to its non-U.S. defined benefit pension plans in 2024. During the year ended December 31, 2023, the Company contributed $2.6 million to its U.S. defined benefit pension plan and post-retirement plans and $7.2 million to its non-U.S. defined benefit pension plans. The Company's estimated future benefit payments under its plans are as follows (in millions):

Year Ending December 31,	U.S. Pension Benefits	Non-U.S. Pension Benefits	Other Benefits
2024	$ 2.5	$ 5.7	$ 0.2
2025	$ 2.5	$ 5.7	$ 0.1
2026	$ 2.5	$ 5.9	$ 0.1
2027	$ 2.5	$ 6.0	$ 0.1
2028	$ 2.5	$ 6.1	$ 0.1
2029-2033	$ 11.9	$ 31.9	$ 0.4

For the other benefits, for measurement purposes, a 6.50% rate of increase in the per capita cost of covered health care benefits was assumed for 2023, dropping to 6% in 2024 and then decreasing one-half percentage point per year until it reaches 4.50% for 2027 and thereafter. A one-percentage-point change in assumed health care cost trend rates would not have a material effect on total service and interest cost components or post-retirement benefit obligation.

NOTE M – STOCKHOLDERS' EQUITY

On December 31, 2023, there were 84.6 million shares of common stock issued and 66.1 million shares of common stock outstanding. Of the 215.4 million unissued shares of common stock at that date, 1.6 million shares of common stock were reserved for issuance for the vesting of restricted stock.

Common Stock in Treasury

The Company values treasury stock on a cost basis. As of December 31, 2023, the Company held 18.5 million shares of common stock in treasury totaling $622.4 million, which include 0.8 million shares held in a trust for the benefit of the Company's deferred compensation plan totaling $22.1 million.

Preferred Stock

The Company's certificate of incorporation was amended in June 1998 to authorize 50.0 million shares of preferred stock, $0.01 par value per share. As of December 31, 2023 and 2022, there were no shares of preferred stock outstanding.

Stock-Based Compensation

In May 2021, the stockholders approved the Terex Corporation Amended and Restated 2018 Omnibus Incentive Plan (the "2018 Plan") which increased the number of shares of common stock ("Shares") authorized for issuance by 2.0 million. The purpose of the 2018 Plan is to assist the Company in attracting and retaining selected individuals to serve as employees, directors, officers, consultants and advisors of the Company and its subsidiaries and affiliates who will contribute to the Company's success and to achieve long-term objectives which will inure to the benefit of all stockholders of the Company through the additional incentive inherent in the ownership of the common stock. The 2018 Plan authorizes the granting of (i) options to purchase shares of common stock, (ii) stock appreciation rights, (iii) restricted stock awards, (iv) restricted stock units, (v) other stock awards, (vi) cash awards and (vii) performance awards. Under the 2018 Plan, Shares covering restricted stock awards, restricted stock units and other stock awards shall only be counted as used to the extent that they are actually issued. As of December 31, 2023, 2.4 million shares were available for grant under the 2018 Plan.

During the year ended December 31, 2023, the Company awarded 0.7 million shares of Restricted Stock Awards to its employees with a weighted average fair value of $57.53 per share. Approximately 64% of these awards are time-based and vest ratably on each of the first three anniversary dates of the grants. Approximately 24% cliff vest at the end of a three-year period and are subject to performance targets that may or may not be met and for which the performance period has not yet been completed. Approximately 12% cliff vest and are based on performance targets containing a market condition determined over a three-year period.

Fair value of time-based awards is based on the market price of our common stock at the date of grant approval. The fair value of performance-based awards, except for awards based on a market condition, is based on the market price of our common stock at the date of grant approval, except fair values are multiplied by the probability of achievement as of the period-end date. For awards based on a market condition, fair value is based on the Monte Carlo method at grant date. The Monte Carlo method is a statistical simulation technique used to provide the grant date fair value of an award. The Company used the Monte Carlo method to determine grant date fair value of $63.33 per share for awards with a market condition granted on March 15, 2023.

The following table presents the weighted-average assumptions used in the valuations:

	Grant date March 15, 2023	Grant date March 17, 2022	Grant date March 4, 2021
Dividend yields	1.21%	1.31 %	1.12 %
Expected volatility	46.54%	54.25 %	53.03 %
Risk free interest rate	3.81%	2.09 %	0.29 %
Expected life (in years)	3	3	3
Grant date fair value per share	$63.33	$ 44.25	$ 54.92

The following table is a summary of restricted stock awards under all of the Company's plans:

	Restricted Stock Awards		Weighted Average Grant Date Fair Value
Nonvested at December 31, 2022	1,849,796	$	37.36
Granted	687,893	$	57.53
Vested	(976,154)	$	31.71
Canceled, expired or other	53,779	$	43.34
Nonvested at December 31, 2023	1,615,314	$	51.61

As of December 31, 2023, unrecognized compensation costs related to restricted stock totaled approximately $39.9 million, which will be expensed over a weighted average period of 1.7 years. The grant date weighted average fair value for restricted stock awards during the years ended December 31, 2023, 2022 and 2021 was $57.53, $40.16 and $44.26, respectively. The total fair value of shares vested for restricted stock awards was $31.0 million, $31.2 million and $23.0 million for the years ended December 31, 2023, 2022 and 2021, respectively.

Tax benefits associated with stock-based compensation were $5.5 million, $4.5 million and $5.1 million for the years ended December 31, 2023, 2022 and 2021, respectively. The excess tax benefit for all stock-based compensation is included in the Consolidated Statement of Cash Flows as an operating cash activity.

Comprehensive Income (Loss)

The following table reflects the accumulated balances of other comprehensive income (loss) (in millions):

	Cumulative Translation Adjustment	Derivative Hedging Adjustment	Debt & Equity Securities Adjustment	Pension Liability Adjustment	Accumulated Other Comprehensive Income (Loss)
Balance at January 1, 2021	$ (145.2)	$ (6.0)	$ 1.2	$ (58.4)	$ (208.4)
Current year change	(42.8)	10.0	(1.2)	13.9	(20.1)
Balance at December 31, 2021	(188.0)	4.0	—	(44.5)	(228.5)
Current year change	(97.5)	(10.4)	(3.5)	(1.7)	(113.1)
Balance at December 31, 2022	(285.5)	(6.4)	(3.5)	(46.2)	(341.6)
Current year change	57.2	1.0	0.8	(4.5)	54.5
Balance at December 31, 2023	$ (228.3)	$ (5.4)	$ (2.7)	$ (50.7)	$ (287.1)

As of December 31, 2023, AOCI for the cumulative translation adjustment, derivative hedging adjustment, debt and equity securities adjustment and pension liability adjustment are net of a tax benefit/(provision) of $7.0 million, $1.3 million, $0.7 million and $2.4 million, respectively.

Changes in Accumulated Other Comprehensive Income (Loss)

The table below presents changes in AOCI by component for the year ended December 31, 2023 and 2022. All amounts are net of tax (in millions).

| | Year ended December 31, 2023 | | | | | Year ended December 31, 2022 | | | | |
	CTA	Derivative Hedging Adj.	Debt & Equity Securities Adj.	Pension Liability Adj.	Total	CTA	Derivative Hedging Adj.	Debt & Equity Securities Adj.	Pension Liability Adj.	Total
Beginning balance	$(285.5)	$ (6.4)	$ (3.5)	$ (46.2)	$(341.6)	$(188.0)	$ 4.0	$ —	$ (44.5)	$(228.5)
Other comprehensive income (loss) before reclassifications	57.2	(0.9)	0.8	(6.2)	50.9	(97.1)	(4.0)	(3.5)	(2.9)	(107.5)
Amounts reclassified from AOCI	—	1.9	—	1.7	3.6	(0.4)	(6.4)	—	1.2	(5.6)
Net other comprehensive income (loss)	57.2	1.0	0.8	(4.5)	54.5	(97.5)	(10.4)	(3.5)	(1.7)	(113.1)
Ending balance	$(228.3)	$ (5.4)	$ (2.7)	$ (50.7)	$(287.1)	$(285.5)	$ (6.4)	$ (3.5)	$ (46.2)	$(341.6)

Share Repurchases

In July 2018, Terex's Board of Directors authorized the repurchase up to $300 million of the Company's outstanding shares of common stock. In December 2022, Terex's Board of Directors authorized the additional repurchase up to $150 million of the Company's outstanding shares of common stock. The table below presents shares repurchased, inclusive of transactions executed but not settled, by the Company under these programs.

Year Ended December 31,	Total Number of Shares Repurchased	Amount of Shares Repurchased (in millions)
2023	1,287,214	$60.7
2022	2,862,650	$96.6
2021	28,688	$1.2

Dividends

The table below presents dividends declared by Terex's Board of Directors and paid to the Company's stockholders:

Year	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2023	$ 0.15	$ 0.15	$ 0.17	$ 0.17
2022	$ 0.13	$ 0.13	$ 0.13	$ 0.13
2021	$ 0.12	$ 0.12	$ 0.12	$ 0.12

In February 2024, Terex's Board of Directors declared a dividend of $0.17 per share, which will be paid on March 19, 2024 to the Company's stockholders of record as of March 8, 2024.

NOTE N – LITIGATION AND CONTINGENCIES

General

The Company is involved in various legal proceedings, including product liability, general liability, workers' compensation liability, employment, commercial, intellectual property and tax litigation, which have arisen in the normal course of operations. The Company is insured for product liability, general liability, workers' compensation, employer's liability, property damage and other insurable risks required by law or contract, with retained liability or deductibles. The Company records and maintains an estimated liability in the amount of management's estimate of the Company's aggregate exposure for such retained liabilities and deductibles. For such retained liabilities and deductibles, the Company determines its exposure based on probable loss estimations, which requires such losses to be both probable and the amount or range of probable loss to be estimable. The Company believes it has made appropriate and adequate reserves and accruals for its current contingencies and the likelihood of a material loss beyond amounts accrued is remote. The Company believes the outcome of such matters, individually and in aggregate, will not have a material adverse effect on its consolidated financial statements. However, outcomes of lawsuits cannot be predicted and, if determined adversely, could ultimately result in the Company incurring significant liabilities which could have a material adverse effect on its results of operations.

Terex Latin América Equipamentos Ltda ICMS Proceedings

Terex Latin America Equipamentos Ltda ("TLA") imports Terex products into Brazil through the state of Espirito Santo to its facility in Sao Paulo. For the 2004 through March 2009 period, TLA used a third-party trading company, SAB, as an agent to process the importation of Terex products. TLA properly paid the Espirito Santo ICMS tax (Brazilian state value-added tax) to SAB for payment to Espirito Santo, which would produce an ICMS credit to be used against imposition of Sao Paolo ICMS tax. SAB went into bankruptcy and may not have actually remitted to Espirito Santo the ICMS tax amounts paid to it by TLA. The Brazilian state of Sao Paulo challenged the credit against Sao Paolo ICMS that TLA claimed and assessed unpaid ICMS tax, penalties and related interest in the amount of approximately BRL 114 million ($24 million). TLA challenged the claim of Sao Paulo and learned in October 2019 that the Sao Paulo claim has survived the administrative tribunal process. While the Company continues to strongly oppose the state of Sao Paulo and plans to assert vigorous defenses, no assurance can be given as to the final resolution of the ICMS litigation or that TLA will not ultimately be required to pay the ICMS tax and interest to the state of Sao Paulo.

Other

The Company is involved in various other legal proceedings which have arisen in the normal course of its operations. The Company has recorded provisions for estimated losses in circumstances where a loss is probable and the amount or range of possible amounts of the loss is estimable.

Credit Guarantees

The Company may assist customers in their rental, leasing and acquisition of its products by facilitating financing transactions directly between (i) end-user customers, distributors and rental companies and (ii) third-party financial institutions, providing recourse in certain circumstances. The current amount of the maximum liability is generally limited to our customer's remaining payments due to the third-party financial institutions at the time of default; however, it cannot be reasonably estimated due to limited availability of the unique facts and circumstances of each arrangement, such as whether changes have been made to the structure of the contractual obligation between the funder and customer.

For credit guarantees outstanding as of December 31, 2023 and 2022, the maximum exposure determined was $89.4 million and $121.4 million, respectively. Terms of these guarantees coincide with the financing arranged by the customer and generally do not exceed five years. The allowance for credit losses on credit guarantees was $5.3 million and $6.3 million at December 31, 2023 and 2022, respectively.

There can be no assurance that historical experience in used equipment markets will be indicative of future results. The Company's ability to recover losses experienced from its guarantees may be affected by economic conditions in used equipment markets at the time of loss.

SCHEDULE II – VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

(in millions)

	Balance Beginning of Year	Charges to Earnings	Other [1]	Deductions [2]	Balance End of Year
Year ended December 31, 2023					
Deducted from asset accounts:					
Allowance for doubtful accounts - Current	$ 9.4	$ (0.1)	$ 0.2	$ (1.2)	$ 8.3
Allowance for doubtful accounts - Non-current	0.3	—	—	—	0.3
Reserve for inventory	61.0	24.6	1.8	(16.9)	70.5
Valuation allowances for deferred tax assets	63.0	(9.1)	0.2	(1.4)	52.7
Totals	$ 133.7	$ 15.4	$ 2.2	$ (19.5)	$ 131.8
Year ended December 31, 2022					
Deducted from asset accounts:					
Allowance for doubtful accounts - Current	$ 9.7	$ 1.1	$ (0.4)	$ (1.0)	$ 9.4
Allowance for doubtful accounts - Non-current	10.7	—	(0.6)	(9.8)	0.3
Reserve for inventory	57.8	21.6	(2.8)	(15.6)	61.0
Valuation allowances for deferred tax assets	100.0	(24.3)	(1.1)	(11.6)	63.0
Totals	$ 178.2	$ (1.6)	$ (4.9)	$ (38.0)	$ 133.7
Year ended December 31, 2021					
Deducted from asset accounts:					
Allowance for doubtful accounts - Current	$ 9.5	$ 2.5	$ (0.8)	$ (1.5)	$ 9.7
Allowance for doubtful accounts - Non-current	11.5	—	(0.8)	—	10.7
Reserve for inventory	61.8	15.0	(2.9)	(16.1)	57.8
Valuation allowances for deferred tax assets	112.1	(12.0)	(0.1)	—	100.0
Totals	$ 194.9	$ 5.5	$ (4.6)	$ (17.6)	$ 178.2

[1] Primarily represents the impact of foreign currency exchange, business divestitures and other amounts recorded to accumulated other comprehensive income (loss).

[2] Primarily represents the utilization of established reserves, net of recoveries.

Exhibit 31.1

CERTIFICATION

I, Simon A. Meester, certify that:

1. I have reviewed this annual report on Form 10-K of Terex Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2024

/s/ Simon A. Meester
Simon A. Meester
President, Chief Executive Officer and Director

Exhibit 31.2

CERTIFICATION

I, Julie A. Beck, certify that:

1. I have reviewed this annual report on Form 10-K of Terex Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 9, 2024

/s/ Julie A. Beck
Julie A. Beck
Senior Vice President and
Chief Financial Officer

Exhibit 32

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the annual report of Terex Corporation (the "Company") on Form 10-K for the period ended December 31, 2023 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), we, Simon A. Meester, President, Chief Executive Officer and Director of the Company, and Julie A. Beck, Senior Vice President and Chief Financial Officer of the Company, certify, to the best of our knowledge, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Simon A. Meester
Simon A. Meester
President, Chief Executive Officer and Director

February 9, 2024

/s/ Julie A. Beck
Julie A. Beck
Senior Vice President and
Chief Financial Officer

February 9, 2024

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to Terex Corporation and will be retained by Terex Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

Shareholder Information

BOARD OF DIRECTORS

Simon A. Meester
President and Chief Executive Officer

David A. Sachs
Non-Executive Chairman of the Board of Directors, Terex Corporation
Partner, Ares Management, LLC

Paula H. J. Cholmondeley
Private Consultant, Strategic Planning

Donald Defosset
Chairman, President and Chief Executive Officer (retired), Walter Industries, Inc.

Thomas J. Hansen
Vice Chairman (retired), Illinois Tool Works, Inc.

Sandie O'Connor
Chief Regulatory Affairs Officer (retired), JP Morgan Chase & Company

Christopher Rossi
President and Chief Executive Officer, Kennametal, Inc.

Andra Rush
Chair, President and Chief Executive Officer, Rush Group

Seun Salami
Executive Vice President and Chief Financial Officer, Nuveen

CORPORATE LEADERSHIP

Simon A. Meester
President and Chief Executive Officer

Julie A. Beck
Senior Vice President, Chief Financial Officer

Stacey Babson Kaplan
Senior Vice President, Chief Sustainability & Compliance Officer

Amy J. George
Senior Vice President, Chief Human Resources Officer

Joshua Gross
President, Genie

Kieran Hegarty
President, Terex Materials Processing

Scott J. Posner
Senior Vice President, General Counsel & Secretary

Aroon Sehgal
Senior Vice President, Chief Digital Officer


TEX
LISTED
NYSE
TEREX
help improve the lives of people around the world

TRANSFER AGENT AND REGISTRAR

Equiniti Trust Company, LLC ("EQ")
48 Wall Street, Floor 23
New York, NY 10005

Phone for domestic shareholders:
800-937-5449
Phone for outside US: 718-921-8124

Email: HelpAST@equiniti.com
https://equiniti.com/us/ast-access/

Shareholders seeking information concerning stock transfers, changes of address and lost certificates should contact the company's stock transfer agent directly.

STOCK INFORMATION

Stock Symbol: TEX
Stock Exchange: New York Stock Exchange
The high and low quarterly sales prices for the past two years of Terex Corporation are as follows ($):

2023	Q1	Q2	Q3	Q4
High	60.85	60.35	65.64	59.84
Low	41.69	41.89	55.12	43.70
2022	**Q1**	**Q2**	**Q3**	**Q4**
High	47.49	37.83	38.32	46.47
Low	35.04	26.64	26.76	30.04

ANNUAL REPORT/FORM 10-K

Copies of the Annual Report/Form10-K are available by downloading from https://investors.terex.com.

ANNUAL MEETING

A virtual Annual Meeting of Shareholders will be held at 10 a.m. (Eastern Time) on May 23, 2024.

CORPORATE HEADQUARTERS

Terex Corporation
301 Merritt 7, 4th Floor
Norwalk, CT 06851, USA
Telephone: 203-222-7170
Website: www.terex.com

Design: Taylor Design

TEREX®

301 Merritt 7, 4th Floor
Norwalk, CT 06851, USA
203-222-7170
www.terex.com

